Exhibit 99.1

2022

ANNUAL REPORT



Bilibili Inc.

HKEX: 9626   NASDAQ: BILI

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Contents

Company Information

BOARD OF DIRECTORS
Directors
Rui Chen *(Chairman and Chief Executive Officer)*
Ni Li
Yi Xu

Independent Directors
JP Gan
Eric He
Feng Li
Guoqi Ding

AUDIT COMMITTEE
Eric He *(Chairman)*
JP Gan
Feng Li

COMPENSATION COMMITTEE
JP Gan *(Chairman)*
Eric He
Feng Li

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
JP Gan *(Chairman)*
Eric He
Feng Li

JOINT COMPANY SECRETARIES
Xin Fan
Anita Hing Ling Chau (FCG, HKFCG)

AUTHORIZED REPRESENTATIVES
Yi Xu
Xin Fan
Anita Hing Ling Chau

PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS
Building 3, Guozheng Center
No. 485 Zhengli Road
Yangpu District
Shanghai
People's Republic of China

ADDRESS IN HONG KONG
Suite 603, 6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon
Hong Kong

REGISTERED OFFICE
Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR
Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

HONG KONG SHARE REGISTRAR
Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

COMPLIANCE ADVISER
Somerley Capital Limited
20th Floor, China Building
29 Queen's Road Central
Hong Kong

PRINCIPAL BANK
China Merchants Bank Shanghai Branch

STOCK CODE
HKEX: 9626
NASDAQ: BILI

AUDITOR
PricewaterhouseCoopers
Certified Public Accountants and Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPANY WEBSITE
https://ir.bilibili.com/

Financial Highlights

	For the Year Ended December 31,		
	2021	**2022**	Change (%)
	RMB	**RMB**	
	(in thousands, except for percentages)		
Net revenues	19,383,684	**21,899,167**	13.0%
Gross profit	4,043,147	**3,849,295**	(4.8%)
Loss before income tax expenses	(6,713,450)	**(7,403,508)**	10.3%
Net loss	(6,808,739)	**(7,507,653)**	10.3%
Net loss attributable to the Bilibili Inc.'s shareholders	(6,789,228)	**(7,497,013)**	10.4%
Non-GAAP Financial Measures:			
Adjusted net loss	(5,497,573)	**(6,702,373)**	21.9%
Adjusted net loss attributable to the Bilibili Inc.'s shareholders	(5,478,062)	**(6,691,733)**	22.2%

	As of December 31,		
	2021	**2022**	Change (%)
	RMB	**RMB**	
	(in thousands, except for percentages)		
Total current assets	36,446,856	**24,452,888**	(32.9%)
Total non-current assets	15,606,295	**17,377,682**	11.4%
Total assets	52,053,151	**41,830,570**	(19.6%)
Total liabilities	30,337,085	**26,590,983**	(12.3%)
Total shareholders' equity	21,716,066	**15,239,587**	(29.8%)
Total liabilities and shareholders' equity	52,053,151	**41,830,570**	(19.6%)

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss attributable to the Bilibili Inc.'s shareholders, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

Financial Highlights

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company's operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Net loss	(6,808,739)	**(7,507,653)**
Add:		
Share-based compensation expenses	999,817	**1,040,683**
Amortization expense related to intangible assets acquired through business acquisitions	113,405	**192,637**
Income tax related to intangible assets acquired through business acquisitions	(6,056)	**(29,259)**
Loss on fair value change in investments in publicly traded companies	204,000	**52,665**
(Gain) on repurchase of convertible senior notes	—	**(1,318,594)**
Expenses related to organizational optimization	—	**341,386**
Termination expenses of certain game projects	—	**525,762**
Adjusted net loss	(5,497,573)	**(6,702,373)**

Financial Highlights

	For the Year Ended December 31,	
	2021	**2022**
	RMB	**RMB**
	(in thousands)	
Net loss attributable to the Bilibili Inc.'s shareholders	(6,789,228)	**(7,497,013)**
Add:		
Share-based compensation expenses	999,817	**1,040,683**
Amortization expense related to intangible assets acquired through business acquisitions	113,405	**192,637**
Income tax related to intangible assets acquired through business acquisitions	(6,056)	**(29,259)**
Loss on fair value change in investments in publicly traded companies	204,000	**52,665**
(Gain) on repurchase of convertible senior notes	—	**(1,318,594)**
Expenses related to organizational optimization	—	**341,386**
Termination expenses of certain game projects	—	**525,762**
Adjusted net loss attributable to the Bilibili Inc.'s shareholders	(5,478,062)	**(6,691,733)**

Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

Despite a challenging macro environment, we ended 2022 with solid DAU growth, improved gross margin, and narrowed losses in the fourth quarter. During the year, we proactively adjusted our strategies and reprioritized our goals to better align ourselves with the new industry paradigm. Specifically, we shifted our focus to DAU growth and reaching profitability. At the same time, we firmly believe the video-based market in China has great growth potential as videolization trends continue to permeate people's everyday lives. As a premier video platform with broad content and community appeal, we expect to see continued benefits from this momentum, and we are committed to carrying out our strategy to expand our content, solidify our community, and improve our commercialization efficiency.

Our growing video community is the foundation of our business and the key to our long-term success. In 2022, our MAUs increased by 25.9% year-over-year, reaching a sizeable base of 314.5 million. With this solid baseline, we have shifted our user growth strategy to cultivating higher quality and more profitable users, focusing on the growth of our DAUs. DAUs are not only a better measure of the quality and sustainability of our community, but also reflect the powerful influence of our platform and are directly linked to our commercial prospects. In 2022, we had 86.5 million DAUs, representing an increase of 29.6% as compared to 2021. The average daily time spent per active user on our mobile apps reached 94 minutes in 2022, driving total user time spent on our platform increased by 46.7% year-over-year.

In order to achieve profitability, we initiated multiple measures to improve our commercialization efficiency in 2022. Our total net revenues for 2022 were RMB21.9 billion, compared with RMB19.4 billion in 2021, increased by 13.0% year-over-year. Our gross margin improved to 20.3% in the fourth quarter of 2022, compared with 19.0% in the same period last year. We continued to take measures to control our expenses and improve our organizational efficiency. Specifically, we cut our sales and marketing expenses by 26.5% year-over-year in the second half of 2022. Meanwhile, we have also streamlined our personnel and trimmed our non-core and under-performing business. In the second half of 2022, our net loss narrowed by 32.8% year-over-year.

Content

Our content ecosystem is our most valuable asset. In 2022, we continued to build our platform for users to discover new interests, gain recognition, and foster connections. Bilibili's new content verticals emerge organically, reflecting evolving user interests, such as automotive, home decoration, interior design, and careers, as our young users grow and enter new stages of their lives. We have also expanded our content scenarios to fit users' diverse viewing preferences. Besides professional user generated videos ("PUGVs"), live broadcasting, and Smart TV, Story Mode, our short-form vertical video product, caters to our users' viewing needs in their limited free time. In 2022, Story Mode's average daily views increased by over 300% year-over-year. Meanwhile, views of our PUGV content increased by nearly 50.0% year-over-year, together fuelling growth in our total daily video views, which rose to 3.4 billion in 2022, an increase of 75.9% year-over-year.

Business Review and Outlook

We continue to foster a welcoming platform for an increasing number of content creators to showcase their talent. In 2022, our platform hosted 3.7 million monthly average active content creators, 45.2% more than the prior year. Our content submissions grew even higher, reaching 14.7 million videos on a monthly basis, increased by 58.8% year-over-year in 2022. To further unlock our content creators' creativity and the platform's commercial value, we further integrated our commercial channels within our content ecosystem in 2022. This helped to create more monetization opportunities for our content creators.

Community

Our inclusive community environment and rich interactive tools are creating tight bonds between our users and our platform. The average daily time that our users spent on our platform continued to grow in 2022, reaching 94 minutes per user. This drove our users' total time spent increased by 46.7% year-over-year. Along with spending more time with us, our users are also becoming more connected with each other. In 2022, average monthly interactions increased by 55.0% year-over-year to 13.2 billion. Growth in our official member numbers was also strong in 2022, reaching 194.8 million by the end of 2022, raised by 34.1% compared with the prior year. We continue to maintain a healthy 12-month retention rate for our official members, which remained exceeding 80.0% in 2022.

Commercialization

In 2022, our commercialization strategy focused more on improving efficiency, expanding gross margin, and narrowing our losses. We further integrated our commercialization efforts such as live broadcasting and advertising across our ecosystem and centralized our resources to core business. We are committed to achieving our financial goals while we continue to foster a welcoming and inclusive community for our users.

Value-Added Services (VAS)

Our revenues from VAS were RMB8.7 billion, representing an increase of 25.7% from 2021. In 2022, we further integrated live broadcasting within our PUGV ecosystem. This has helped to motivate more users and creators to tap into our live broadcasting universe with a strong growth of our live broadcasting revenues compared with the prior year. Meanwhile, further optimization of our revenue-sharing ratio improved our live broadcasting gross margin.

In addition to the efforts above, we continued to enrich our occupationally generated videos ("OGVs") library and convert more premium memberships. New content launched in 2022, including multiple Chinese anime titles, supported our growth in premium memberships. By the end of 2022, our premium memberships reached 21.4 million, increased by 6.2% year-over-year.

Business Review and Outlook

Advertising

Our typical users are the Generation Z+ population, many of whom have higher educational backgrounds and increasing disposable income. This group of users are a golden cohort that advertisers pursue very strongly. Our rapidly growing community and increasing brand awareness make Bilibili a must-have platform for advertisers wishing to gain more exposure to this highly coveted group.

Our advertising revenues were RMB5.1 billion, representing an increase of 12.0% from 2021. In 2022, we further opened-up our ecosystem to embrace more advertising opportunities across different ways for our users to watch videos on our platform. Along with improved sales conversion modules, the new advertising scenario we introduced in Story Mode has proven to be a success in performance-based advertising and carries higher returns on investment. In addition, as our users mature and enter new stages of life, their new consumption needs, such as automotive and home appliances, also attract more advertisers. Moving further into 2023, we will continue to invest in and improve our advertising infrastructure and further integrate our advertising capabilities within our content ecosystems.

Mobile Games

We have a large population of online game enthusiasts in our community. In 2022, games were the second most popular category among our PUGVs and the top category within our live broadcasting content. Our rich history of game development and operation gives us a unique understanding of our game users. We can leverage this knowledge, especially in the ACG genre, as we continue to exclusively license, jointly operate, and internally develop high-quality games catering to our users' needs.

Our revenues from mobile games were RMB5.0 billion, compared with RMB5.1 billion in 2021. Reaffirming our strategy of "Develop In-house, Distribute Globally," we continued to leverage our competence in the ACG sector and build up our self-development capabilities. We also distributed our games with like-minded ACG game lovers in overseas markets, including South Korea, Japan, and other countries.

Our advantage in game licensing and operation is our strong capability in long lifecycle operation. In 2022, we celebrated the sixth anniversary of Fate/Grand Order and the fifth anniversary of Azur Lane.

Voluntary Conversion to Primary Listing on the Hong Kong Stock Exchange

The Company's voluntary conversion of its secondary listing status to primary listing on The Main Board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") became effective on October 3, 2022. The Company became a dual-primary listed company on The Main Board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

Business Review and Outlook

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

In January 2023, we completed the offering of 15,344,000 American depositary shares ("ADSs") at US$26.65 per ADS. Shortly after the completion of this ADS offering, we completed the exchange of an aggregate principal amount of US$384.8 million of our outstanding December 2026 Notes (the "Exchange Notes") purchased by Goldman Sachs (Asia) L.L.C. ("Goldman Sachs") and its applicable affiliate(s), as duly engaged and authorized by us, from the holders of such Exchange Notes in privately negotiated transactions for our issuance of ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from this ADS offering. We plan to use the remaining net proceeds (after deducting selling commissions) of this ADS offering in the amount of US$68.8 million to replenish our cash reserve after our repurchases of certain convertible senior notes in the fourth quarter of 2022 and for other working capital purposes. Please refer to the announcements of the Company dated January 9, 2023 and January 12, 2023 for further details.

The Company's Class Z ordinary shares traded on the Hong Kong Stock Exchange have been included in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect programs, both effective March 13, 2023. Following its inclusion, eligible investors in the Chinese mainland could have direct access to the trading of Bilibili's Class Z ordinary shares. Please refer to the announcement of the Company dated March 10, 2023 for further details.

BUSINESS OUTLOOK

Through our proactive adaptation and continuous efforts in 2022, we have transitioned into a more focused and lean company. In 2023, as new industry dynamics call for more efficient operations, we will continue on this path, placing profitability first, expediting our progress in commercialization and tightening our spending. We will continue to focus on our user quality to home-in on DAU growth and improve our DAU to MAU ratio. As we continue to strengthen our execution of these measures, we expect to improve our gross margin and narrow our losses in 2023.

Management Discussion and Analysis

	For the Year Ended December 31,	
	2021 RMB	2022 RMB
	(in thousands)	
Net Revenues:		
Mobile games	5,090,926	**5,021,290**
Value-added services (VAS)	6,934,886	**8,715,170**
Advertising	4,523,421	**5,066,212**
E-commerce and others	2,834,451	**3,096,495**
Total net revenues	19,383,684	**21,899,167**
Cost of revenues	(15,340,537)	**(18,049,872)**
Gross profit	4,043,147	**3,849,295**
Operating expenses:		
Sales and marketing expenses	(5,794,853)	**(4,920,745)**
General and administrative expenses	(1,837,506)	**(2,521,134)**
Research and development expenses	(2,839,862)	**(4,765,360)**
Total operating expenses	(10,472,221)	**(12,207,239)**
Loss from operations	(6,429,074)	**(8,357,944)**
Other (expense)/income:		
Investment loss, net (including impairments)	(194,183)	**(532,485)**
Interest income	70,367	**281,051**
Interest expense	(155,467)	**(250,923)**
Exchange losses	(15,504)	**(19,745)**
Debt extinguishment gain	—	**1,318,594**
Others, net	10,411	**157,944**
Total other (expense)/income, net	(284,376)	**954,436**
Loss before income tax expenses	(6,713,450)	**(7,403,508)**
Income tax	(95,289)	**(104,145)**
Net loss	(6,808,739)	**(7,507,653)**
Net loss attributable to noncontrolling interests	19,511	**10,640**
Net loss attributable to the Bilibili Inc.'s shareholders	(6,789,228)	**(7,497,013)**

Management Discussion and Analysis

NET REVENUES

Total net revenues were RMB21.9 billion, an increase of 13.0% from RMB19.4 billion in 2021.

Mobile games

Revenues from mobile games were RMB5.0 billion, representing a decrease of 1.4% from RMB5.1 billion in 2021, primarily due to the lack of popular new exclusively distributed game releases in 2022.

Value-added services (VAS)

Revenues from VAS were RMB8.7 billion, representing an increase of 25.7% from RMB6.9 billion in 2021, mainly attributable to the Company's enhanced monetization efforts, led by an increased number of paying users for the Company's value-added services including live broadcasting services, premium membership program and other value-added services.

Advertising

Revenues from advertising were RMB5.1 billion, representing an increase of 12.0% from RMB4.5 billion in 2021. This increase was primarily attributable to further recognition of Bilibili's brand name in China's online advertising market, as well as Bilibili's improved advertising efficiency.

E-commerce and others

Revenues from e-commerce and others were RMB3.1 billion, representing an increase of 9.2% from RMB2.8 billion in 2021, mainly attributable to increased revenue from e-sports copyright sub-licensing.

COST OF REVENUES

Cost of revenues was RMB18.0 billion, representing an increase of 17.7% from RMB15.3 billion in 2021. The increase was mainly due to higher revenue-sharing costs and content costs. Revenue-sharing costs, a key component of cost of revenues, was RMB9.1 billion, representing an increase of 17.9% from RMB7.7 billion in 2021.

GROSS PROFIT

Gross profit was RMB3.8 billion, compared with RMB4.0 billion in 2021.

OPERATING EXPENSES

Total operating expenses were RMB12.2 billion, representing an increase of 16.6% from RMB10.5 billion in 2021.

Management Discussion and Analysis

Sales and marketing expenses

Sales and marketing expenses were RMB4.9 billion, representing a 15.1% decrease from RMB5.8 billion in 2021. The decrease was primarily attributable to reduced promotional spending in 2022.

General and administrative expenses

General and administrative expenses were RMB2.5 billion, representing a 37.2% increase from RMB1.8 billion in 2021. The increase was primarily due to severance cost of RMB341.4 million related to organization optimization in 2022.

Research and development expenses

Research and development expenses were RMB4.8 billion, representing a 67.8% increase from RMB2.8 billion in 2021. The increase was primarily due to expenses of RMB525.8 million associated with the termination of certain game projects, increase in headcount in research and development personnel and increased depreciation expenses of servers and equipment.

LOSS FROM OPERATIONS

Loss from operations was RMB8.4 billion, compared with RMB6.4 billion in 2021.

INCOME TAX

Income tax expense was RMB104.1 million, compared with RMB95.3 million in 2021.

NET LOSS

Net loss was RMB7.5 billion, compared with RMB6.8 billion in 2021.

LIQUIDITY

Our cash and cash equivalents, restricted cash, time deposits and short-term investments decreased by 35.2% from RMB30.2 billion as of December 31, 2021 to RMB19.6 billion as of December 31, 2022. The decrease was primarily due to repurchase of convertible senior notes and ADSs for a total cash consideration of US$671.5 million (RMB4.5 billion) and net cash of RMB3.9 billion used in operating activities in 2022.

Management Discussion and Analysis

SIGNIFICANT INVESTMENTS

The Group did not make or hold any significant investments during the year ended December 31, 2022.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the year ended December 31, 2022.

PLEDGE OF ASSETS

As at 31 December 2022, none of our assets were pledged to secure loans and banking facilities.

GEARING RATIO

As at December 31, 2022, the Company's gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 63.6%, compared with 58.3% as at December 31, 2021.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

As at December 31, 2022, the Group did not have detailed future plans for material investments or capital assets.

FOREIGN EXCHANGE EXPOSURE

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Management Discussion and Analysis

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at December 31, 2022.

EMPLOYEES AND REMUNERATION

As at December 31, 2022, the Company had a total of 11,092 employees. The following table sets forth the total number of employees by function:

Function	As at December 31, 2022
Products and technology	4,614
Content audit	3,874
Operations	2,035
Management, sales, finance and administration	569
Total	11,092

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group's business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development. More details of the remuneration of employees, remuneration policies, bonus and incentive schemes are set out in Note 18 to the consolidated financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company announced in March 2022 that its Board had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31, 2022. The aforementioned repurchases of ADSs took place between March and May 2022 prior to the Primary Conversion. No ADSs or Class Z Ordinary Shares were repurchased during the Reporting Period after the Primary Conversion.

Directors' Report

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2022.

DIRECTORS

The Directors who held office during the Reporting Period and up to the Latest Practicable Date are:

Directors

Rui Chen *(Chairman and Chief Executive Officer)*
Ni Li *(Vice Chairwoman and Chief Operating Officer)*
Yi Xu

Independent Directors

JP Gan
Eric He
Feng Li
Guoqi Ding

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 40 to 43 of this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on December 23, 2013, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The securities of the Company are dual-primary listed on the Nasdaq Global Select Market ("Nasdaq") and the Stock Exchange of Hong Kong Limited ("the Stock Exchange").

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are the operation of providing online entertainment services to users in China. Analysis of the principal activities of the Group during the Reporting Period is set out in Note 1 to the consolidated financial statements.

Directors' Report

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business review and outlook" and "Management discussion and analysis" on pages 6 to 14 of this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year is set out in "Recent developments after the Reporting Period" in "Business review and outlook".

PRINCIPAL RISKS AND UNCERTAINTIES

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control. Further details of risks and uncertainties facing the Group are set out in the section headed "Risk factors" in the Prospectus and the Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC.

Risks related to our business and industry

- We operate in a fast-evolving industry. We cannot guarantee that we will successfully implement our commercialization strategies or develop new ones, or generate sustainable revenues and profit.

- We have incurred significant losses and we may continue to experience losses in the future.

- If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.

- Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.

- Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Directors' Report

- Any compromise of cybersecurity of our platform could materially and adversely affect our business, operations and reputation.

- Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.

- If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

- If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is considered inappropriate or offensive, our business, financial condition and results of operations may be materially and adversely affected.

- We face uncertainties with respect to the enactment, interpretation and implementation of Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting (《關於加強網絡秀場直播和電商直播管理的通知》) issued by the National Radio and Television Administration of the PRC (國家廣播電視總局) on November 12, 2020 and the Notice on Promulgation of the Guiding Opinions on Strengthening the Standardized Administration of Online Live Broadcasting issued by the Cyberspace Administration of China.

Risks related to our corporate structure

- We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our Class Z ordinary shares or the ADSs hold equity interest in Bilibili Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Bilibili, its PRC subsidiaries and VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and the Company as a whole.

Risks related to doing business in China

- The PRC government's significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

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- We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other anti-monopoly and competition laws and how it may impact our business operations.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect and investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

- The approval of, or report and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

- Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.

Risks Related to Our Listed Securities

- The trading price of our listed securities have been and are likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, giving back to community and achieving sustainable growth. Details of such are set out in the Company's environmental, social and governance report for the year ended December 31, 2022 (the "Environmental, Social and Governance Report").

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in the Prospectus and the Environmental, Social and Governance Report, the Company has complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the Reporting Period.

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CONTINUING CONNECTED TRANSACTIONS

Contractual Arrangements

Background of the Contractual Arrangements

We are an iconic brand and a leading video community for young generations in China and cover a wide array of content categories and diverse video consumption scenarios, including videos, live broadcasting and mobile games. Further details are set out in the "Business" Section of the Prospectus. We are considered to be engaged in the provision of internet audio-visual program services, radio and television program production and operation business, value-added telecommunications services, production of audio-visual products and/or electronic publications, and internet culture business (the "Relevant Business") as a result of the operations of our business. During the Reporting Period, we conducted the Relevant Business through Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and its subsidiaries, namely, Sharejoy Network, Shanghai Hehehe, and Shanghai Anime Tamashi. Pursuant to applicable PRC laws and regulations, foreign investors are prohibited from holding equity interest in an entity conducting internet audio-visual program services, radio and television program production and operation business, production of audio-visual products and/or electronic publications, and internet culture business and are restricted to conduct value added telecommunications services (except for electronic commerce, domestic multi-party communication, store-and-forward, and call center). A summary of our business that is subject to foreign investment prohibition and restriction in accordance with the Negative List (2021) is set out below:

Categories	Our Business
Prohibited Internet audio-visual program services	The principal business of Shanghai Kuanyu involves video and audio content operation, which falls within the scope of internet audiovisual program services (網絡視聽節目服務) under the Audio-Visual Regulations. Shanghai Kuanyu holds a License for Online Transmission of Audio-Visual Programs. According to the Negative List (2021), foreign investors are prohibited from holding equity interests in any enterprise engaging in internet audio-visual program services.
Prohibited Radio and television program production and operation business	The principal business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture involves video and audio content operation, which falls within the scope of radio and television program production and operation business (廣播電視節目製作經營業務) under the Radio and TV Programs Regulations. Each of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture holds a License for Production and Operation of Radio and Television Programs. According to the Negative List (2021), foreign investors are prohibited from holding equity interests in any enterprise engaging in radio and television program production and operation business.

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Categories	Our Business
Prohibited Internet cultural business	The principal business of Shanghai Kuanyu, Hode Information Technology, Shanghai Anime Tamashi, Sharejoy Network, and Shanghai Hehehe involves video and audio content distribution and/or comics distribution and/or online game distribution, which falls within the scope of internet cultural business (互聯網文化活動) under the Internet Culture Provisions. Each of Shanghai Kuanyu, Hode Information Technology, Shanghai Anime Tamashi, Shanghai Hehehe and Sharejoy Network held an Online Culture Operating Permit during the Reporting Period. Each of Shanghai Kuanyu, Hode Information Technology, Shanghai Anime Tamashi and Shanghai Hehehe currently continues to hold an Online Culture Operating Permit. As at the Latest Practicable Date, Sharejoy Network had applied to the local branch of the MCT for a renewal of such permit. We do not perceive material obstacles for it to obtain a renewed Online Culture Operating Permit. According to the Negative List (2021), foreign investors are prohibited from holding equity interests in any enterprise engaging in internet cultural business (except for music).
Restricted Value-added telecommunications services business	The video and audio content operation and online game operation of Shanghai Kuanyu, Hode Information Technology, Sharejoy Network, and Shanghai Hehehe involves internet information services, which falls within the scope of "value-added telecommunications services" under the Telecommunications Regulations. According to the applicable PRC laws and regulations, foreign investors are not allowed to hold more than 50% equity interests in any enterprise conducting such business (except for electronic commerce, domestic multi-party communication, store-and-forward, and call center). Each of Shanghai Kuanyu, Hode Information Technology, Sharejoy Network, and Shanghai Hehehe holds an ICP License for the provision of the internet information services. As advised by the PRC legal adviser, since each of Shanghai Kuanyu, Hode Information Technology, Sharejoy Network, and Shanghai Hehehe engages in one or more prohibited businesses, foreign investors are prohibited from holding equity interests in each of these entities.

As advised by our PRC Legal Adviser, while the business of video and audio content operation and online game operation fall within the scope of "value-added telecommunication service" under the Telecommunications Regulations, where foreign investors are not allowed to hold more than 50% equity interests in any enterprise conducting such business, each of the VIEs conducting video and audio content operation or online game operation, which also falls within the scope of internet audio-visual program services and/or radio and television program production and operation business and/or production of audio-visual products and/or electronic publications and/or internet cultural business, must hold the License for Online Transmission of Audio-Visual Programs and/or License for Production and Operation of Radio and Television Programs and/or Permit for Production of Audio-visual Products and/or Online Culture Operating Permit, which are prohibited to be held by any foreign invested companies, to conduct video and audio content operation and online game operation.

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As a result of the foregoing, a series of Contractual Arrangements have been entered into by Shanghai Kuanyu, Hode Shanghai and the sole shareholder of Shanghai Kuanyu, Mr. Rui Chen, another series of Contractual Arrangements by Hode Information Technology, Hode Shanghai and the shareholders of Hode Information Technology, namely, Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu (the "Registered Shareholders"), and another series of Contractual Arrangements have been entered into by Chaodian (Shanghai) Technology Co., Ltd., with Chaodian Culture and its individual shareholders through which we have obtained control over the operations of, and enjoy all economic benefits of the VIEs since 2014 and 2019, respectively.

During the Reporting Period, revenues contributed by the VIEs were RMB16,074.7 million (2021: RMB14,442.4 million), which accounted for approximately 73.4% (2021: 74.5%) of the Group's revenues.

The VIEs also operate several ancillary businesses that are fully integrated with its online platform but are not, on their own, subject to foreign investment restrictions. These include (i) the operation of e-commerce platform business through Bilibili Merchandise which provides ancillary services to the content offerings in the Company's main website and mobile application (the "Bilibili Merchandise Business"); and (ii) the development, procurement and sales of ACG related merchandise (the "ACG-Related Merchandise Business"). Further details the Bilibili Merchandise Business and the ACG-Related Merchandise Business, including details about the operation of the businesses and why such businesses need to remain VIE structure, are set out in the section headed "Contractual Arrangements" in the Prospectus.

Based on the above and as set out in the section headed "Contractual Arrangements" in the Prospectus, we believe that the Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations.

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

- If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

- We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

- We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

- Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

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- If the chops of our PRC subsidiaries, the VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

- The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

- We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.

- Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed in this annual report, are designed to mitigate these risks.

Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

(1) Exclusive Business Cooperation Agreements

Shanghai Kuanyu and Hode Shanghai entered into an exclusive business cooperation agreement on December 23, 2020, pursuant to which Shanghai Kuanyu agreed to engage Hode Shanghai as its exclusive service provider of comprehensive business support, technical services and consultation services, including, but not limited to, the following services:

- research and development on relevant technologies required for Shanghai Kuanyu's business;

- technical application and implementation in relation to Shanghai Kuanyu's business operations;

- technical services including advertising design solutions, software design, page production, and management consulting advice in relation to Shanghai Kuanyu's advertising business operations;

- daily maintenance, monitoring, debugging and troubleshooting of computer network equipment;

- consultancy services for the procurement of relevant equipment and software and hardware systems required by Shanghai Kuanyu to carry out its network operations;

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- providing appropriate training and technical support and assistance to Shanghai Kuanyu's employees;

- giving advice and solutions to technical questions raised by Shanghai Kuanyu; and

- other relevant services requested by Shanghai Kuanyu from time to time to the extent permitted under PRC laws and regulations.

Pursuant to the exclusive business cooperation agreement, the service fee shall be equivalent to the total consolidated net profit of Shanghai Kuanyu of each financial year, after offsetting the prior year loss (if any), costs, expenses, taxes and other statutory contributions incurred in the corresponding financial year. Notwithstanding the foregoing, Hode Shanghai shall have the right to adjust the level of the service fee based on the (a) the complexity of the services provided; (b) the time required for providing the services; (c) the content and commercial value of the services provided; and (d) the market price of the same type of services. Shanghai Kuanyu has agreed to pay the service fee to the bank account designated by Hode Shanghai within five (5) business days after Hode Shanghai issues the payment notice, as amended by Hode Shanghai from time to time. In addition, pursuant to the exclusive business cooperation agreement, without the prior written approval from Hode Shanghai, Shanghai Kuanyu shall not, and/or shall procure the other consolidated affiliated entities not to, enter into any transactions (save as those transactions entered into in the ordinary course of business) that may materially affect its assets, obligations, rights or operation, including but not limited to:

(i) the sale, transfer, mortgage or otherwise dispose of any assets (except for those of value less than RMB1 million in the ordinary course of business of the consolidated affiliated entities), business, management right or beneficial interest of income or create any security interest on any assets, including but not limited to any mortgage, pledge, share options or other guarantee arrangements;

(ii) the provision of any guarantee or any fees to third parties or the occurrence of any indebtedness (except for those reasonable costs incurred in the ordinary course of business);

(iii) the entering into of any material contracts (except for those where contract amount is less than RMB1 million and those which are entered into within the ordinary course of business of the consolidated affiliated entities between Shanghai Kuanyu and Hode Shanghai and its related parties);

(iv) any merger, acquisition, restructuring or liquidation; and

(v) cause any conflict of interest between Shanghai Kuanyu and Hode Shanghai as well as its shareholders.

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The exclusive business cooperation agreement also provides that Hode Shanghai has the exclusive proprietary rights in any and all intellectual property rights developed or created by the consolidated affiliated entities during the performance of the exclusive business cooperation agreement. Our Directors consider that the above arrangements will ensure the economic benefits generated from the operations of the consolidated affiliated entities will flow to Hode Shanghai and hence, the Group as a whole. The exclusive business cooperation agreement has an indefinite term commencing from December 23, 2020, being the date of the exclusive business cooperation agreement. The exclusive business cooperation agreement may be terminated by Hode Shanghai (i) by giving Shanghai Kuanyu a thirty (30) days' prior written notice of termination; (ii) upon the transfer of the entire equity interests in or the transfer of all assets of Shanghai Kuanyu to Hode Shanghai or its designated person pursuant to the exclusive option agreement; (iii) when Shanghai Kuanyu ceases to operate any business, becomes insolvency, bankruptcy or subject to liquidation or dissolution procedures; (iv) when it is legally permissible for Hode Shanghai to hold equity interests directly in Shanghai Kuanyu and Hode Shanghai or its designated person is registered to be the shareholder of Shanghai Kuanyu; or (v) Shanghai Kuanyu breaches the exclusive business cooperation agreement. Shanghai Kuanyu is not contractually entitled to unilaterally terminate the exclusive business cooperation agreement with Hode Shanghai unless otherwise required by PRC laws and regulations.

On December 23, 2020, Hode Shanghai and Hode Information Technology entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above.

On September 30, 2020, Chaodian Technology and Chaodian Culture entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above.

(2)   Exclusive Option Agreements

Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen, the shareholder of Shanghai Kuanyu, entered into an exclusive option agreement on December 23, 2020, pursuant to which Mr. Rui Chen granted irrevocably to Hode Shanghai the rights to require Mr. Rui Chen to transfer any or all his equity interests and to require Shanghai Kuanyu to transfer any or all of its assets to Hode Shanghai and/or a third party designated by it, in whole or in part at any time and from time to time, at a minimum purchase price permitted under PRC laws and regulations. If not explicitly specified in PRC laws and regulations or required by the relevant government authority, the transfer price shall be free or the nominal price. Mr. Rui Chen has also undertaken that, subject to the relevant PRC laws and regulations, he will return to Hode Shanghai any consideration he receives in the event that Hode Shanghai exercises the options under the exclusive option agreement to acquire the equity interests and/or assets in Shanghai Kuanyu.

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Pursuant to the exclusive option agreement, Mr. Rui Chen and Shanghai Kuanyu have undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Hode Shanghai, including but not limited to the following matters:

(i)   Shanghai Kuanyu shall not in any manner supplement, change or alter its constitutional documents or increase or decrease its registered capital or change the structure of its registered capital in other manner;

(ii)   Shanghai Kuanyu shall prudently and effectively operate its business and transactions in accordance with the good financial and business standards;

(iii)   Shanghai Kuanyu shall not sell, transfer, mortgage or otherwise dispose of any assets, business, legal or beneficial interest of its income or allow any guarantee or security to be created on its assets except for those of value less than RMB1 million required for normal business operations;

(iv)   Shanghai Kuanyu shall not incur, inherit, guarantee or allow any indebtedness other than those having been disclosed to and consented by Hode Shanghai in writing or those made during the ordinary course of its business;

(v)   Shanghai Kuanyu shall not enter into any material contracts with an amount more than RMB1 million without Hode Shanghai's prior written consent, except the contracts executed in the ordinary course of business or contracts entered between Shanghai Kuanyu and the Company (or any of our subsidiaries);

(vi)   Shanghai Kuanyu shall operate its business in order to maintain its asset value or not allow any acts or omission which adversely affects its business or assets value;

(vii) Shanghai Kuanyu shall immediately inform Hode Shanghai if its assets or business involved in any disputes, litigations, arbitrations or administrative proceedings;

(viii) Shanghai Kuanyu shall not distribute any dividend to its shareholder without Hode Shanghai's written consent. To the extent permitted under the relevant PRC laws and regulations, Mr. Rui Chen shall inform and transfer all distributable receivable by him to Hode Shanghai as soon as possible after receiving such interests;

(ix)   Shanghai Kuanyu and its affiliates shall provide its operation and financial information to Hode Shanghai or its designated person upon Hode Shanghai's request;

(x)   Shanghai Kuanyu shall not separate, or merge, or enter into joint operation agreements with other entities, or acquire or be acquired by other entities, or invest in any entities without Hode Shanghai's written consent;

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(xi) Shanghai Kuanyu shall sign all necessary and appropriate documents, take all necessary and proper acts, bring up all necessary and proper requests, or raise necessary and proper defenses against claims to maintain Shanghai Kuanyu and its affiliates' ownership for all the assets;

(xii) if Mr. Rui Chen or Shanghai Kuanyu fails to perform the tax obligations under applicable laws and results in obstacles for Hode Shanghai to exercise its exclusive option right, Shanghai Kuanyu or Mr. Rui Chen shall pay the taxes or pay the same amount to Hode Shanghai so Hode Shanghai may pay the taxes instead; and

(xiii) Shanghai Kuanyu shall take all necessary and proper acts to ensure that all government permits, licenses, authorizations, and approvals required by Shanghai Kuanyu and its affiliates to conduct their businesses are valid and make all necessary changes as required by the relevant PRC laws and regulations.

The exclusive option agreement has an indefinite term commencing from December 23, 2020, being the date of the exclusive option agreement, until it is terminated (i) by Hode Shanghai through giving Shanghai Kuanyu and Mr. Rui Chen a prior written notice of termination; or (ii) upon the transfer of the entire equity interests held by the Mr. Rui Chen and/or the transfer of all the assets of Shanghai Kuanyu to Hode Shanghai or its designated person and the completion of registration with the relevant local branch of the SAMR. Neither Shanghai Kuanyu nor Mr. Rui Chen is contractually entitled to terminate the exclusive option agreement unless otherwise required by PRC laws and regulations.

On December 23, 2020, Hode Shanghai, Hode Information Technology and each of the shareholders of Hode Information Technology entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above.

On September 30, 2020, Chaodian Technology, Chaodian Culture and each of the individual shareholders of Hode Chaodian Culture entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above.

(3) Equity Pledge Agreements

Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen entered into an equity pledge agreement on August 24, 2021, pursuant to which Mr. Rui Chen agreed to pledge all of his equity interests in Shanghai Kuanyu to Hode Shanghai as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts under the Contractual Arrangements.

Under the equity pledge agreement, Shanghai Kuanyu and Mr. Rui Chen represent and warrant to Hode Shanghai that appropriate arrangements have been made to protect Hode Shanghai's interests in the event of death, restricted capacity or incapacity, divorce of Mr. Rui Chen or any other event which causes his inability to exercise his rights as a shareholder of Shanghai Kuanyu to avoid any practical difficulties in enforcing the equity pledge agreement and shall procure or use its reasonable efforts to procure any successors of Mr. Rui Chen to

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comply with the same undertakings as if they were parties to the equity pledge agreement. If Shanghai Kuanyu declares any dividend during the term of the pledge, Hode Shanghai is entitled to receive all such dividends, bonus issue or other income arising from the pledged equity interests, if any. If Mr. Rui Chen or Shanghai Kuanyu breaches or fails to fulfill the obligations under any of the aforementioned agreements, Hode Shanghai, as the pledgee, will be entitled to escrow of the pledged equity interests, entirely or partially. In addition, pursuant to the equity pledge agreement, Mr. Rui Chen has undertaken to Hode Shanghai, among other things, not to transfer his equity interests in Shanghai Kuanyu and not to create or allow any pledge thereon that may affect the rights and interest of Hode Shanghai without its prior written consent.

The equity pledge under the equity pledge agreement takes effect upon the completion of registration with the relevant local branch of the SAMR and shall remain valid until (i) all the obligations under the Contractual Arrangements have been fulfilled; (ii) Mr. Rui Chen has transferred all of his equity interests in Shanghai Kuanyu in accordance with the exclusive option agreement and Hode Shanghai can legally conduct the businesses held by Shanghai Kuanyu; (iii) Shanghai Kuanyu has transferred all of its assets in accordance with the exclusive option agreement and Hode Shanghai can legally conduct the businesses held by Shanghai Kuanyu; (iv) the equity pledge agreement has been unilaterally terminated by Hode Shanghai; or (v) all of it is terminated as required by applicable PRC laws and regulations.

The registration of the equity pledge agreement as required by the relevant laws and regulations has been completed in accordance with the terms of the equity pledge agreement and PRC laws and regulations.

On December 23, 2020, Hode Shanghai, Hode Information Technology and each of the shareholders of Hode Information Technology entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.

On September 30, 2020, Chaodian Technology, Chaodian Culture and each of the individual shareholders of Chaodian Culture entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.

(4) Powers of Attorney

Mr. Rui Chen executed a power of attorney on August 24, 2021, pursuant to which, Mr. Rui Chen irrevocably appoints Hode Shanghai or its designated person (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests), as his attorney-in-fact to exercise such shareholder's rights in Shanghai Kuanyu, including without limitation to, the rights to (i) convene and participate in shareholders' meeting pursuant to the articles of Shanghai Kuanyu in the capacity of a proxy of Mr. Rui Chen; (ii) exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Shanghai Kuanyu, on behalf of Mr. Rui Chen, and adopt resolutions, on matters to be discussed and resolved at shareholders' meetings and the appointment and election of directors of Shanghai Kuanyu, and manage the company and exercise the rights of Mr. Rui Chen in the event of liquidation of Shanghai Kuanyu; (iii) sign or submit any required document to any company registry or other

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authorities in the capacity of a proxy of Mr. Rui Chen; (iv) to nominate, elect, designate or appoint and remove the legal representative, directors, supervisors and other senior officers of Shanghai Kuanyu pursuant to the articles of association of Shanghai Kuanyu; (v) to raise lawsuits or other legal proceedings against the directors, supervisors and senior officers of Shanghai Kuanyu when their behaviors harm the interest of its shareholders; (vi) to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and board resolutions when Mr. Rui Chen exercises his right to transfer his equity in Shanghai Kuanyu in accordance with exclusive option agreement; and (vii) to instruct the directors and senior officers to act in accordance with our attention.

Mr. Rui Chen has undertaken that he will refrain from any action or omission that may cause any conflict of interest between himself and Hode Shanghai or its shareholders.

The powers of attorney has an indefinite term commencing from August 24, 2021 and will be terminated in the event that (i) the power of attorney is unilaterally terminated by Hode Shanghai; or (ii) it is legally permissible for Hode Shanghai, the Company or any of our subsidiaries to hold equity interests directly or indirectly in Shanghai Kuanyu and Hode Shanghai or its designated person is registered to be the sole shareholder of Shanghai Kuanyu.

On December 23, 2020, each of the shareholders of Hode Information Technology executed a power of attorney, which contains terms substantially similar to the power of attorney executed by Mr. Rui Chen as described above.

On September 30, 2020, each of the individual shareholders of Chaodian Culture executed a power of attorney, which contains terms substantially similar to the power of attorney executed by Mr. Rui Chen as described above.

Further details of the Contractual Arrangements are set out in the Prospectus and the announcement of the Company dated May 2, 2022.

Continuing Connected Transactions with Tencent

On April 29, 2022, the Company entered into the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements (together the "CCT Agreements") with associates of Tencent. Tencent is one of the substantial Shareholders of the Company. Accordingly, pursuant to Chapter 14A of the Listing Rules, Tencent and its associates are connected persons of the Company and the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements, and the transactions contemplated thereunder shall constitute continuing connected transactions of the Company.

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(1)   Payment Services Agreement

The Company and Tencent Computer (for itself and on behalf of the Tencent Computer Group) entered into the Payment Services Agreement, pursuant to which the Tencent Computer Group provides the Company with payment services through its payment channels so as to enable its users to conduct online transactions and the Company will pay service fees to the Tencent Computer Group in respect of such services.

The initial term of the Payment Services Agreement is from the Primary Conversion Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

The annual cap for the service fees incurred by the Group to the Tencent Computer Group under the Payment Services Agreement for the year ended December 31, 2022 is RMB50.6 million, while the actual transaction amount for the year ended December 31, 2022 is RMB31.7 million.

(2)   Cloud Services Agreement

The Company and Tencent Computer (for itself and on behalf of the Tencent Computer Group) entered into the Cloud Services Agreement, pursuant to which the Tencent Computer Group provides cloud services and other technical services to the Company for service fees. Cloud services and other technical services include but are not limited to the provision of content delivery network services, cloud services, cloud storage, border gateway protocol, agile product development management platform, performance testing, cloud security and technical support related to cloud services, game testing and product testing services.

The initial term of the Cloud Services Agreement is from the Primary Conversion Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

The annual cap for the service fees incurred by the Group to the Tencent Computer Group under the Cloud Services Agreement for the year ended December 31, 2022 is RMB691.7 million, while the actual transaction amount for the year ended December 31, 2022 is RMB326.4 million.

(3)   Collaboration Agreements

The Company and each of Tencent Computer (for itself and on behalf of the Tencent Computer Group), Douyu, Tianwen Kadokawa, TME Tech Shenzhen (for itself and on behalf of the TME Group), Shanghai Yueting (for itself and on behalf of the China Literature Group), Guangzhou Huya (for itself and on behalf of the Huya Group), and TJ Sports entered into the Collaboration Agreements in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions.

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The initial term of each of the Collaboration Agreements is from the Primary Conversion Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

The annual cap for the costs incurred by the Company under the Collaboration Agreements for the year ended December 31, 2022 is RMB2,095.5 million, while the actual transaction amount for the year ended December 31, 2022 is RMB1,031.9 million. The annual caps for the income generated by the Company from the connected persons under the Collaboration Agreements for the year ended December 31, 2022 are RMB1,123.2 million while the actual transaction amount for the year ended December 31, 2022 is RMB676.6 million.

Further information about the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements are set out in the announcement of the Company dated May 2, 2022 and the circular of the Company dated June 6, 2022.

The transactions under the Collaboration Agreements and the transactions under the comprehensive cooperation framework agreement entered into on January 26, 2023 between the Company and Beijing Jinjiang Original Networking Technology Co., Ltd., an associate of Tencent, (the "Comprehensive Cooperation Framework Agreement") have been aggregated for the purpose of Rule 14A.81 of the Listing Rules. Further information about the Comprehensive Cooperation Framework Agreement are set out in the announcement of the Company dated January 26, 2023.

During the year ended December 31, 2022, save as disclosed in this annual report, no related party transaction disclosed in Note 22 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

Confirmation from independent Directors

The Company's independent Directors have reviewed the above continuing connected transactions and confirmed that:

(1) the transactions carried out during the year have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(2) no dividends or other distributions have been made by the Onshore Holdcos to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period;

(3) no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the Reporting Period other than the ones disclosed above;

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(4)   each of the Contractual Arrangements and the CCT Agreements has been entered into in the ordinary and usual course of business of the Group;

(5)   each of the Contractual Arrangements and the CCT Agreements has been entered into on normal commercial terms or better; and

(6)   each of the Contractual Arrangements and the CCT Agreements has been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable, or advantageous to the Shareholders, and in the interests of the Company and the Shareholders as a whole.

Confirmation from the Company's independent auditor

The Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued his unmodified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group on pages 28 to 30 of this annual report in accordance with Main Board Listing Rule 14A.56. A copy of the auditor's letter has been provided by the Company to The Stock Exchange of Hong Kong Limited.

The Company's auditor has confirmed in a letter to the Board that, with respect of the aforesaid continuing connected transactions entered into during the Reporting Period:

(1)   nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(2)   for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(3)   nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(4)   with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions with the VIEs) set out in the attached list of continuing connected transactions, nothing has come to our attention that causes the auditor to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company; and

Directors' Report

(5) with respect of the disclosed continuing connected transactions with the VIEs under the contractual arrangements, nothing has come to the auditor's attention that causes the auditor to believe that dividends or other distributions have been made by the VIEs to the holders of the equity interests of the VIEs which are not otherwise subsequently assigned or transferred to the Group.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under the Company's weighted voting rights structure, each Class Y ordinary share entitles the holder to exercise ten votes and each Class Z ordinary share entitles the holder to exercise one vote on all matters that require a shareholder's vote, subject to Rule 8A.24 of the Listing Rules that requires certain matters to be voted on a one vote per share basis (the "Reserved Matters"). The Company's weighted voting rights structure enables Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, holders of the Class Y ordinary shares (the "WVR Beneficiaries"), to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continued vision and leadership of the WVR Beneficiaries.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a weighted voting rights structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

As of December 31, 2022, the WVR Beneficiaries were interested in a total of 83,715,114 Class Y ordinary shares, representing a total of 72.9% voting rights in the Company with respect to shareholders' resolutions relating to matters other than the Reserved Matters (excluding 5,337,832 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company's share incentive plans). Class Y ordinary shares may be converted into Class Z ordinary shares on a one-to-one ratio. Upon the conversion of the Class Y ordinary shares, the Company would redesignate 83,715,114 Class Y ordinary shares and reissue the same number of Class Z ordinary shares, representing 21.2% of the issued share capital of the Company as of December 31, 2022 (excluding 5,337,832 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company's share incentive plans).

Directors' Report

As of December 31, 2022, Mr. Rui Chen was interested in, and controlled through Vanship Limited, 49,299,006 Class Y ordinary shares and 525,525 Class Z ordinary shares in the form of ADSs, and 1,602,000 Class Z ordinary shares issuable to Mr. Rui Chen upon exercise of options within 60 days after December 31, 2022, representing 43.0% of the voting rights in the Company. Vanship Limited is controlled by a trust of which Mr. Chen and his family members are the beneficiaries. As of December 31, 2022, Ms. Ni Li was interested in, and controlled through Saber Lily Limited, 7,200,000 Class Y ordinary shares and 908,300 Class Z ordinary shares, and 668,000 Class Z ordinary shares issuable to Ms. Ni Li upon exercise of options within 60 days after December 31, 2022, representing a total of 6.4% of the voting rights in the Company. Saber Lily Limited is controlled by a trust, and Ms. Li and her family members are the trust's beneficiaries. As of December 31, 2022, Mr. Yi Xu was interested in, and controlled through Kami Sama Limited, 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares, and he held 45,000 Class Z ordinary shares in the form of ADSs, representing a total of 23.7% of the voting rights in the Company. Kami Sama Limited is controlled by a trust, and Mr. Xu and his family members are the trust's beneficiaries.

The weighted voting rights attached to the Class Y ordinary shares will cease when none of the WVR Beneficiaries have beneficial ownership of any of the Class Y ordinary shares, in accordance with Rule 8A.22 of the Listing Rules.

This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of our board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when a WVR Beneficiary have transferred to another person the beneficial ownership of, or economic interest in, all of the Class Y ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class Y ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class Y ordinary shares have been converted to Class Z ordinary shares.

The Company confirms that it has, during the Reporting Period, complied with the Corporate Governance Code set out in Appendix 14 to the Listing Rules to the extent required by Chapter 8A of the Listing Rules.

Directors' Report

Nominating and Corporate Governance Committee

The Company's Nominating and Corporate Governance Committee complies with Rules 8A.27, 8A.28 and 8A.30 of the Listing Rules. The members of the Nominating and Corporate Governance Committee are independent non-executive Directors, namely, Mr. JP Gan, Mr. Eric He and Mr. Feng Li. Mr. JP Gan is the chairman of the Nominating and Corporate Governance Committee.

The following is a summary of work performed by the Nominating And Corporate Governance Committee in respect of its corporate governance functions:

- Reviewed and monitored whether the Company is operated and managed for the benefits of all its Shareholders.

- Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements.

- Reviewed the Company's compliance with the Corporate Governance Code to the extent required by Chapter 8A of the Listing Rules and the Company's disclosure for compliance with Chapter 8A of the Listing Rules.

- Made a recommendation to the Board as to the appointment of the Company's compliance advisor.

- Reviewed and monitored the management of conflicts of interests between the Company and its subsidiaries and consolidated affiliated entities /the shareholders on one hand and the WVR Beneficiaries on the other.

- Reviewed and monitored all risks related to the weighted voting rights structure, including any connected transactions between the Company and its subsidiaries and consolidated affiliated entities on one hand and any WVR Beneficiary on the other.

- Reviewed the arrangements for the training and continuous professional development of directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to the risks relating to the weighted voting rights structure).

- Reviewed and confirmed that the WVR Beneficiaries have been members of the Board throughout the year ended December 31, 2022 and no matters under Rule 8A.17 of the Listing Rules have occurred during the year ended December 31, 2022, and they have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year ended December 31, 2022.

- Sought to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules.

- Reported on the work of the Nominating and Corporate Governance committee covering areas of its terms of reference.

Directors' Report

The Nominating and Corporate Governance committee recommended the Board to continue the implementation of the corporate governance measures described above and to periodically review their efficacy.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the fiscal year ended December 31, 2022, less than 10% of our total revenue was generated from our five largest customers combined and less than 15% of our total cost of revenues and operating expenses were made from the five largest suppliers combined.

None of the Directors, their respective close associates, or any Shareholder (which to the best of the Directors' knowledge owns more than 5% of the number of issued Shares) had any interest in any of our five largest customers or suppliers during the fiscal year ended December 31, 2022.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment of the Group for the year ended December 31, 2022 are set out in Note 7 to the consolidated financial statements.

During the Reporting Period, none of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the year ended December 31, 2022 are set out in the Consolidated Statements of Changes in Shareholders' Equity in this annual report.

Directors' Report

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the Latest Practicable Date, the Company had maintained the prescribed percentage of public float under the Listing Rules.

DONATION

During the Reporting Period, the Group made charitable donations of RMB63.1 million.

DEBENTURE ISSUED

The Group did not issue any debentures during the Reporting Period.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Share Schemes" in this annual report, no equity-linked agreement was entered into by the Group, or existed during the Reporting Period.

DIVIDEND

The Board did not recommend the distribution of an annual dividend for the fiscal year ended December 31, 2022.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividend.

PERMITTED INDEMNITY

Pursuant to Article 163 of the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently in force during the Reporting Period.

RESERVES

Details of movements in the reserves of the Group and the Company during the fiscal year ended December 31, 2022 are set out in the consolidated statement of changes in equity on page 86 and in Note 2(z) to the consolidated financial statements, respectively.

As of December 31, 2022, the Company did not have any distributable reserves.

Directors' Report

LOANS AND BORROWINGS

Details of the bank loans, overdrafts and other borrowings of the Group for the fiscal year ended December 31, 2022 are set out in Note 14 and Note 16 to the consolidated financial statements.

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors entered into a director agreement with the Company on October 3, 2022. The term of appointment is for an initial term of three years from October 3, 2022 or until the third annual general meeting of the Company, whichever is sooner (subject to retirement as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 60 days' written notice.

Each of our independent Directors entered into a director agreement with the Company on October 3, 2022. The term of appointment is for an initial term of three years from October 3, 2022 or until the third annual general meeting of the Company, whichever is sooner (subject to retirement as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 60 days' written notice.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with any member of the Group which is not determinable by the employer within one year without the payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

None of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Reporting Period.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the Corporate Governance Code, the Company has established the Compensation Committee to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's qualification, position and seniority. As for the independent Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors are eligible participants of the 2018 Share Incentive Plan, details of which are disclosed in the section headed "Share Schemes" in this annual report.

Details of the remuneration of the Directors and the five highest paid individuals are set out in Note 18 to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

Directors' Report

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITOR

The consolidated financial statements of the Group for Hong Kong financial reporting and United States financial reporting have been audited by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. There was no change in the Company's independent external auditors in any of the preceding three years.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

CONTROLLING SHAREHOLDER'S AND DIRECTORS' COMPETING BUSINESS

Each of our Controlling Shareholder and Director confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

REPURCHASE OF CONVERTIBLE SENIOR NOTES

In April 2019, the Group issued US$500.0 million of notes with an interest rate of 1.375% per annum (the "April 2026 Notes"). The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.

Directors' Report

In June 2020, the Group issued US$800.0 million of notes with an interest rate of 1.25% per annum (the "2027 Notes"). The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.

In November 2021, the Group issued US$1,600 million of notes with an interest rate of 0.50% per annum (the "December 2026 Notes"). The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US $23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company's election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion.

During the Reporting Period:

(i)   holders of the April 2026 Notes converted in aggregate of US$14 thousand principal amount, and we issued 565 ADSs to the relevant holders accordingly; and

(ii)   we repurchased an aggregate principal amount of US$768.3 million of December 2026 Notes for a total cash consideration of US$568.6 million and repurchased an aggregate principal amount of US$54.0 million of 2027 Notes for a total cash consideration of US$49.3 million.

As of December 31, 2022, an aggregate principal amount of US$429.3 million, US$831.7 million and US$746.0 million of our April 2026 Notes, December 2026 Notes, and 2027 Notes, respectively, remained outstanding.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong
April 27, 2023

Directors and Senior Management

DIRECTORS

Rui Chen, aged 45, has served as our chairman of the board of directors and chief executive officer since November 2014. He is a serial entrepreneur with more than 20 years of experience in the Internet and technology-related industries in China. Mr. Chen led our strategic development since our founding. With long-term thinking, he spearheaded a series of strategic initiatives which transformed the Company to a full-spectrum video community covering a wide array of content categories and diverse video consumption scenarios. Mr. Chen formulated the strategy of "community first," and continuously investing in high-quality content. Under his leadership, Bilibili built a healthy and prosperous content ecosystem, which was crucial for us to stay attractive to young generations. At the same time, Mr. Chen led the construction of our business model, and guided the rapid development in multiple business areas.

Prior to joining us, Mr. Chen co-founded Cheetah Mobile Inc., a mobile internet company listed on the New York Stock Exchange (NYSE: CMCM). In 2009, Mr. Chen founded Beike Internet Security Co., Ltd. and served as its chief executive officer from 2009 to 2010. Prior to that, Mr. Chen served as general manager of Internet security research and development at Kingsoft Corporation Limited (HKEX: 3888), a leading software and internet service company listed on the Stock Exchange, from 2001 to 2008. Mr. Chen was named by Fortune Magazine as one of China's "40 Under 40," a list of the most influential people in business under the age of 40 in China. Mr. Chen received his bachelor's degree from Chengdu University of Information Technology in 2001.

Ni Li, aged 37, has served as our chief operating officer since November 2014 and vice chairwoman of our board of directors since January 2015. Ms. Li oversees our overall operations and leads the strategic functions including content ecosystem development, monetization initiatives, strategic planning, investments and brand marketing. In the past years, Ms. Li has built a strong business and operational team. Under her leadership, the team successfully expanded our revenue streams and significantly enhanced our brand awareness. Starting from 2021, Ms. Li also chairs our Environmental, Social and Governance Committee. Ms. Li has served as a non-executive director of Huanxi Media Group Limited (HKEX: 1003) since September 2020. Prior to joining us, Ms. Li was in charge of human resources operations at Cheetah Mobile (NYSE: CMCM) from 2013 to 2014. Previously, Ms. Li founded Goalcareer, a consulting firm serving Fortune 500 companies and startups with a focus in the semiconductor, telecommunication and internet sectors, and worked as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor's degree in law from Lingnan Normal University in 2008.

Yi Xu, aged 33, founded our website in 2009 (which culminated into the commencement of our commercial operations in 2011 and the founding of the Company in 2013) and has served as our director and president since December 2013. Mr. Xu has guided the technological development of the Company and played an instrumental role in developing various ground-breaking interactive features such as bullet chatting. Throughout the years, Mr. Xu has sought innovative ways to refine, and add new functions to, bullet chatting, which remains one of the most significant interactive features on our online platform. He has also contributed to constant design improvements of the user interface of our online platform. Mr. Xu has also been an opinion leader in our online communities since our inception and led the prosperity of community culture among users, thereby strengthening a strong sense of belonging among users and fostering a vibrant community. Mr. Xu received his associate degree from Beijing University of Posts and Telecommunications in 2010.

Directors and Senior Management

Independent Directors

JP Gan, aged 51, has served as our director since January 2015. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From 2006 to 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation. Mr. Gan is also an independent director of Trip.com Group Ltd. (Nasdaq: TCOM; HKEX: 9961). Mr. Gan received his bachelor's degree in business administration from the University of Iowa in 1994 and his MBA degree from the University of Chicago Booth School of Business in 1999.

Eric He, aged 63, has served as our director since March 2018. He currently also serves as an independent director of Agora, Inc. (Nasdaq: API) since 2020. Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: YY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor's degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the United States and was certified as a member of American Institute of Certified Public Accountants in 1991.

Feng Li, aged 49, previously served as our director from November 2014 to May 2016, and started to serve as our director again in February 2019. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that manages funds primarily investing in early and growth stage startups in China and overseas, and focuses on the industries of upgraded consuming, key sensors, A.I. and biotech. Prior to founding FreeS Fund, Mr. Li worked as a partner in the venture capital department in IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental School, a leading English teaching and learning school in China. Mr. Li currently serves as a board member of several private internet and technology companies based in China. Mr. Li received his bachelor's degree in Chemistry from Peking University in 1996 and his master's degree in Chemistry from the University of Rochester in 1998.

Guoqi Ding, aged 53, has served as our director since May 2020. Since 2019, Mr. Guoqi Ding has served as chairman of the board of Zhiqin Management Consulting Ltd., a China-based consulting service provider, and an independent director on the board of Dian Diagnostics Group Co., Ltd., (Shenzhen Stock Exchange: 300244) a China-based medical diagnosis outsourcing service provider listed on Shenzhen Stock Exchange since 2017. Between 2004 and 2017, Mr. Ding held various positions, including chief financial officer, at Fosun International Limited, one of the largest investment groups in China. Between 2012 and 2017, Mr. Ding also served as a board member of several companies based in China, including Shanghai Forte Land Company Limited, one of China's largest real estate developers. Mr. Ding received his bachelor's degree in Finance and Economics from Shanghai University of Finance and Economics, and was recognized as an accountant by Ministry of Finance of the People's Republic of China in 1997.

Directors and Senior Management

SENIOR MANAGEMENT

Our senior management team comprises Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, who are each an executive Director of our Company, and Mr. Xin Fan. See "Directors" for biographies of Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu.

Xin Fan, aged 44, has served as our chief financial officer since September 2017. Prior to that, Mr. Fan served as our vice president of finance since April 2016. Before joining the Company, Mr. Fan served as a finance director at NetEase (Nasdaq: NTES; HKEX: 9999) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan received his bachelor's degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.

JOINT COMPANY SECRETARIES

Mr. Fan and Ms. Anita Hing Ling Chau ("Ms. Chau") are the joint company secretaries of the Company.

Details of Mr. Fan's qualification and experience are set out in the section headed "Senior Management" above.

Ms. Chau joined Vistra Corporate Services (HK) Limited in 2013 and currently serves as a director of the corporate services department, where she leads a team of professional staff to provide a full range of corporate services and listed company secretary services. Ms. Chau has over 20 years of experience in the corporate services industry and is currently the company secretary of multiple public listed companies in Hong Kong. Ms. Chau received a Master of Law majoring in corporate and financial law from The University of Hong Kong. She has been a fellow member of The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrator) in the United Kingdom and The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) since May 2013.

CHANGES TO DIRECTORS' INFORMATION

Mr. Eric He is no longer an independent director of 51job since its delisting from the Nasdaq in June 2022.

Mr. Feng Li resigned as Chairman of Secretary Committee of Three Squirrels Inc. (Shenzhen Stock Exchange: 300783) with effect from December 2022 due to personal reasons.

Save as disclosed above, during the Reporting Period, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Directors and Senior Management

DISCLOSURE UNDER RULE 8.10 OF THE LISTING RULES

During the Reporting Period, neither our Controlling Shareholders nor any of our Directors had any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

CONFIRMATION OF INDEPENDENCE

We have received from each independent non-executive Director an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules, and our Board considers each of them independent.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

Corporate Governance Report

The Board is pleased to present the corporate governance report for the Company for the year ended December 31, 2022.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

The Company's voluntary conversion of its secondary listing status to primary listing on the Main Board of the Stock Exchange became effective on the Primary Conversion Effective Date, since which the Corporate Governance Code set forth in Part 2 of Appendix 14 to the Listing Rules has been applicable to the Company.

During the period from the Primary Conversion Effective Date until December 31, 2022, we have complied with all of the applicable code provisions of the provisions of the Corporate Governance Code, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this code provision because Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Chen has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

Code provision F.1.1 of the Corporate Governance Code provides that an issuer should have a policy on payment of dividends and should disclose it in the annual report. The Company deviates from this code provision because the Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Corporate Governance Report

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company's voluntary conversion of its secondary listing status to primary listing on the Main Board of the Stock Exchange became effective on the Primary Conversion Effective Date, since which Appendix 10 to the Listing Rules has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "Code"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the period from the Primary Conversion Effective Date until December 31, 2022.

BOARD CULTURE

The Company is committed to developing and adhering to our corporate values, and integrate "community-first," "win-win cooperation," "integrity" and "extreme execution" into our corporate operations. We respect our users and content creators, building a close win-win relationship with our partners, staying honest, trustworthy and responsible, and being results-oriented and committed to ongoing innovation and improvement. The Company believes those values and strategies will enable the Company to continue to be a premier video platform with broad content and community appeal and drive healthy and sustainable growth in the long term.

BOARD COMPOSITION

During the Reporting Period and up to the Latest Practicable Date, the composition of the Board comprised the following Directors:

Directors

Rui Chen *(Chairman and Chief Executive Officer)*
Ni Li *(Vice Chairwoman and Chief Operating Officer)*
Yi Xu

Corporate Governance Report

Independent Directors

JP Gan *(Chairman of the Compensation Committee and the Nominating and Corporate Governance Committee, and member of the Audit Committee)*
Eric He *(Chairman of the Audit Committee, and member of the Compensation Committee and Nominating and Corporate Governance Committee)*
Feng Li *(Member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee)*
Guoqi Ding

The biographical information of the Directors is disclosed under "Directors and Senior Management" on pages 40 to 43 this annual report.

There are no material/relevant relationships (including financial, business, family) between members of the Board.

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meeting will involve active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

During the Reporting Period, the board convened one annual general meeting, four Board meetings, four Audit Committee meetings, four Compensation Committee meetings and one Nominating and Corporate Governance Committee meeting.

A summary of the attendance record of the Directors at Board meetings and committee meetings is set out in the following table below:

Corporate Governance Report

Director	Number of meeting(s) attended/Number of meeting(s) held				
	Annual general meeting	Board meeting	Audit committee	Compensation committee	Nominating and corporate governance committee
Rui Chen	1/1	4/4	—	—	—
Ni Li	1/1	4/4	—	—	—
Yi Xu	1/1	4/4	—	—	—
JP Gan	—	4/4	4/4	4/4	1/1
Eric He	—	4/4	4/4	4/4	1/1
Feng Li	—	4/4	4/4	4/4	1/1
Guoqi Ding	—	4/4	—	—	—

Apart from regular Board meetings, the Chairman of the Board also held meetings with the independent Directors without the presence of other Directors during the Reporting Period.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent Directors to be independent.

During the Reporting Period, the Board had at all times met the requirements of the Listing Rules relating to the appointment of at least three independent Directors, representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Paragraph 4(2) of Appendix 3 of the Listing Rules stipulates that all directors appointed to fill a casual vacancy shall hold office only until the first general meeting after appointment and subject to re-election by shareholders, and code provision B.2.2 states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Corporate Governance Report

At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-election. Any Director who has not been subject to retirement by rotation in the three years preceding the annual general meeting shall retire by rotation at such annual general meeting. Any further Directors so to retire shall be those who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure include but is not limited to the functions described in code provisions C. 1.2, C. 1.6 and C. 1.7 in Part 2 of Appendix 14 to the Listing Rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

Liability insurance for the Directors and senior management officers of the Company has been maintained by the Company with coverage for any legal liabilities which may arise in the course of performing their duties.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Stock Exchange.

Corporate Governance Report

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee oversees the Company's accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

• the selection, evaluation and oversight of the auditors;

• the oversight of annual audit and quarterly reviews;

• the oversight of financial reporting process and internal controls;

• reviewing and approving all proposed related party transactions; and

• monitoring compliance with our code of business conduct and ethics.

The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee held four meetings during the Reporting Period, during which it reviewed, and together through Audit Committee resolutions, approved the financial results for the fourth quarter and and the consolidated financial statements for the fiscal year ended December 31, 2021 and for the first, second and third quarters of the fiscal year ended December 31, 2022, and met with the independent Auditor. The Audit Committee also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the consolidated financial statements of the Group have been audited by the independent Auditor.

Other Board Committees

In addition to the Audit Committee, the Company has also established a Compensation Committee and a Nominating and Corporate Governance Committee.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

Corporate Governance Report

The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Directors and executive officers. The Compensation Committee is responsible for, among other things:

• determining the policy for the remuneration of executive Directors, assessing performance of executive directors and approving the terms of executive Directors' service contracts;

• making recommendations to the Board on the Company's policy and structure for all Directors' and senior management of the Company remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

• reviewing at least annually the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive compensation and equity-based plans, and amend, or recommend that the Board amend, these goals and objectives if the Compensation Committee deems it appropriate;

• reviewing at least annually the Company's general compensation plans and other employee benefit plans, including incentive-compensation and equity-based plans, in light of the goals and objectives of these plans, and recommend that the Board amend these plans if the Compensation Committee deems it appropriate; and

• to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules.

The Compensation Committee comprises three independent Directors, being Mr. JP Gan, Mr. Eric He and Mr. Feng Li with Mr. JP Gan as the chairman of the Compensation Committee.

The Compensation Committee held one meeting during the Reporting Period to review and make recommendation to the Board on the terms of the Director compensation and the compensation of senior management, approve the terms of Directors' service contracts, and review and approve matters relating to share schemes under Chapter 17.

Details of the remuneration payable to each Director for the year ended December 31, 2022 are set out in Note 18 to the consolidated financial statements.

The remuneration of Directors and senior management by band for the year ended December 31, 2022 is set out below:

Remuneration bands (RMB)	Number of persons
1–5,000,000	5
>5,000,000	3
Total	**8**

Corporate Governance Report

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

- identifying, recruiting and, if appropriate, interviewing suitably qualified candidates to fill positions on the Board, including persons suggested by the shareholders of the Company or others, or make recommendations to the Board on the selection of candidates nominated for directorships;

- reviewing at least annually with the Board the structure, size and composition (including the skills, knowledge and experience) of the Board as a whole and recommending on any proposed changes to the Board, if necessary, and measures to be taken to complement the Company's corporate strategy and so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq Stock Market and the Listing Rules;

- after consultation with the Chairman of the Board and chief executive officer and after taking into account the experiences and expertise of individual Directors, to make recommendations to the Board regarding the size and composition of each standing committee of the Board, including the identification of individuals qualified to serve as members of a committee, including the Nominating and Corporate Governance Committee, and to recommend individual directors to fill any vacancy that might occur on a committee, including the Nominating and Corporate Governance Committee;

- developing and reviewing periodically, and at least annually, the corporate governance principles adopted by the Board to assure that they are appropriate for the Company and comply with the requirements of the Nasdaq Stock Market and the Listing Rules, and to recommend any desirable changes to the Board; and

- overseeing the evaluation of the Board as a whole and shall evaluate and report to the Board on the performance and effectiveness of the Board and establishing procedures to allow it to exercise this oversight function.

The Nominating and Corporate Governance Committee comprises of three independent Directors, namely Mr. JP Gan, Mr. Eric He, and Mr. Feng Li, with Mr. JP Gan as the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

Corporate Governance Report

The Nominating and Corporate Governance Committee is required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to recommend either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

The Nominating and Corporate Governance Committee held one meeting, and reviewed the following matters:

(a)   the training and continuous professional development of Directors and senior management;

(b)   the code of conduct applicable to employees and Directors;

(c)   the Company's compliance with the Corporate Governance Code and disclosure in this corporate governance report;

(d)   the Conflict of Interest Declaration Policy of the Company and any potential conflict of interest between the Company and the WVR beneficiary;

(e)   all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on the one hand and any WVR beneficiary;

(f)   written confirmation provided by the WVR beneficiary that he has completed with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Listing Date to end of the Reporting Period;

(g)   effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35;

(h)   the Company's various policies and practices on corporate governance;

(i)   the Company's policies and practices on compliance with legal and regulatory requirements; and

(j)   the matters covered in Rule 8A.30 of the Listing Rules.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A. 17 and 8A.30(4)–(6) has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

BOARD DIVERSITY POLICY

The Company adopted a board diversity policy which sets out the approach to achieve diversity of the Board. The Company recognises and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage

Corporate Governance Report

and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the Nomination and Corporate Governance Committee will consider a number of factors, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry experience. Pursuant to the board diversity policy, the Nomination and Corporate Governance Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for formal adoption.

As of December 31, 2022, the Company had a total of seven Directors, with six male Directors and one female Director (representing approximately 14.3% of the Board) from a diverse age group with experience from different industries and sectors. The Board is characterized by significant diversity in terms of gender, age, education background and professional experience and the Directors have a diverse and balanced mix of knowledge and skills, including knowledge and experience in the areas of law, business administration, accounting, chemistry, finance and economics. The Board targets to maintain at least the current level of female representation. In considering the Board's succession, the Nomination and Corporate Governance Committee would engage independent professional search firm(s) to help identify potential candidates for Directors, as and when appropriate and the Board will continue to take opportunities to increase the proportion of female members over time as and when suitable candidates are identified so as to to develop a pipeline of potential successors to the Board as well as enhance gender diversity across the Board and the workforce.

GENDER DIVERSITY

As at December 31, 2022, the Group had 11,092 employees, of which approximately 59% were male and approximately 41% were female. The Board considers the current gender diversity across its employees to be satisfactory and targets to maintain such gender ratio. The Company has been taking, and will continue to take steps to promote gender diversity across the workforce.

The Nomination and Corporate Governance committee reviews the diversity policy on an annual basis. As of December 31, 2022, the Nomination and Corporate Governance committee had reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

MECHANISMS FOR BOARD'S INDEPENDENT VIEW AND INPUT

The Company has in place effective mechanisms (which are reviewed on an annual basis) that underpin an independent Board and ensure that independent views and input are available to the Board, which allow the Board to effectively exercise independent judgment to better safeguard Shareholders' interests. In particular: (i) more than half of the members of the Board are independent Directors; (ii) all of the Board committees members are independent Directors; (iii) the remuneration of independent Directors are subject to regular review to maintain competitiveness and commensurate with their responsibilities and workload; (iv) the independence of each independent Director is assessed upon his/her appointment and continuously on an annual basis; and (v) the Directors and Board committee members have access to independent professional advice in matters relating to the Company where needed at the Company's expense.

Corporate Governance Report

DIVIDEND POLICY

The Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Bilibili is a holding company incorporated in the Cayman Islands. It may rely on dividends from its subsidiaries in China for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class Z ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class Z ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to Class Z ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

WHISTLEBLOWING POLICY

The Board adopted a whistleblowing policy (the "Whistleblowing Policy") in October 2022. The Whistleblowing Policy aims to increase the awareness of maintaining internal corporate justice and serve as part of the Group's general internal control mechanisms. It provides employees and those who deal with the Group (including, but not limited to, customers and suppliers) to voice concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in any matter relating to the Group, with reporting channels and guidance on whistleblowing. The Whistleblowing Policy is designed to encourage the complaints to report concerns and actual or suspected misconduct or malpractice in any matter relating to the Group internally, in a responsible and effective manner rather than overlooking a problem or blowing the whistle externally.

The nature, status and the results of the complaints received under the Whistleblowing Policy are reported to the Audit Committee. No incident of fraud or misconduct that have material effect on the Group's financial statements or overall operations for the year ended 31 December 2022 has been discovered. The Whistleblowing Policy is reviewed annually by the Audit Committee to ensure its effectiveness.

Corporate Governance Report

ANTI-CORRUPTION COMPLIANCE POLICY

The Board adopted an anti-corruption compliance policy (the "Anti-corruption Policy") in October 2022. The Group is committed to achieving the highest standards of integrity and ethical behavior in conducting business. The Anti-corruption Policy forms an integral part of the Group's corporate governance framework. The Anti-corruption Policy sets out the specific behavioral guidelines that the Group and its officers, directors, employees, shareholders, and agents must follow to combat corruption. It demonstrates the Group's commitment to the practice of ethical business conduct and the compliance of the anti-corruption laws and regulations that apply to its local and foreign operations. In line with this commitment and to ensure transparency in the Group's practices, this Anti-corruption Policy has been prepared as a guide to all Group employees and third parties dealing with the Group. The Anti-corruption Policy is reviewed and updated periodically to align with the applicable laws and regulations as well as the industry best practice.

DIRECTOR NOMINATION POLICY

In accordance with paragraph J(a) of the Corporate Governance Code, the Company adopted a nomination policy for nomination of directors (the "Director Nomination Policy"). Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

According to the Director Nomination Policy:

(i)   the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii) the Nomination and Corporate Governance committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill a casual vacancy or as an addition to the Board;

(iii) in assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nomination and Corporate Governance committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience in the private education sector, commitment in respect of available time and relevant interest, independence of proposed independent Directors; and diversity in all aspects; and

(iv) the Nomination and Corporate Governance committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

Corporate Governance Report

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills.

During the Reporting Period, the key methods of attaining continuous professional development by each of the Directors are recognised as follows:

Director	Attended training session	Reading material
Rui Chen	√	√
Ni Li	√	√
Yi Xu	√	√
JP Gan	√	√
Eric He	√	√
Feng Li	√	√
Guoqi Ding	√	√

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2022. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness on an annual basis. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for identifying, evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

Corporate Governance Report

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assesses and takes measures against any significant risks and material internal control defects that the Company is facing, and reviews the risk assessment report and reports to the Board on a regular basis.

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports. For the Reporting Period, the Board reviewed and considered the risk management and internal control systems of the Company effective and adequate. The annual review also covered the adequacy of resources, staff qualifications and experiences, training programmes and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

JOINT COMPANY SECRETARIES

Mr. Xin Fan and Ms. Anita Hing Ling Chau are the joint company secretaries. Ms. Chau is an external secretarial service provider. Mr. Fan is Ms. Chau's primary corporate contact person at the Company who works and communicates with Ms. Chau on the Company's corporate governance, secretarial and administrative matters.

During the Reporting Period, Mr. Fan and Ms. Chau have taken not less than 15 hours of relevant professional trainings.

AUDITOR'S SCOPE OF WORK

The Auditor's statement in respect of their reporting responsibilities is set out in the "Independent Auditor's Report" of this annual report.

Corporate Governance Report

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of audit and non-audit services provided by the Auditor to the Company for the year ended December 31, 2022 is set out below:

Service category	Fees occurred (RMB'000)
Audit services	10,310
Non-audit services (tax service fees and other fees)	2,010

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to Article 62 of the Articles of Association, extraordinary general meetings shall be convened upon the requisition of Shareholders holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-tenth (1/10) of all votes (on a one vote per Share basis) attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company and such Shareholders may add resolutions to the meeting agenda. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the head office or the registration office of the Company. If the Directors do not within twenty-one calendar days from the date of deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one calendar days, the requisitionists ,or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one calendar days.

PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS

The Board is not aware of any provisions allowing the Shareholders to put forward proposals at general meetings of the Company under the Articles of Association and the Companies Law of the Cayman Islands. Shareholders who wish to put forward proposals at general meetings may refer to the preceding paragraph to make a written requisition to require the convening of an extraordinary general meeting of the Company.

Corporate Governance Report

PROCEDURE FOR SHAREHOLDERS TO PROPOSE A PERSON FOR ELECTION AS A DIRECTOR

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CONTACT DETAILS

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People's Republic of China

Telephone: +86-21-2509-9255

Email: ir@bilibili.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavors to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At annual general meetings, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

The Board adopted a shareholders' communication policy on October 3, 2022, with reference to Corporate Governance Code.

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

Corporate Governance Report

Shareholders and potential investors are encouraged to access to the Company's website at https://ir.bilibili.com/, which has provided more comprehensive information to enhance the transparency and communication effectiveness between the Company, Shareholders and the investment community.

To promote effective communication, the Company adopts a Shareholders' communication policy which aims at establishing a two-way relationship and established a range of communication channels communication between the Company, its Shareholders, investors and other stakeholders. These include (i) the publication of interim and annual reports and/or dispatching circulars, notices, and other announcements; (ii) the annual general meeting or extraordinary general meeting providing a forum for Shareholders to raise comments and exchanging views with the Board; (iii) updated and key information of the Group available on the Company's website and the Stock Exchange's website; (iv) the Company's website offering communication channel between the Company and its stakeholders; (v) the Company's share registrar in Hong Kong serving the Shareholders in respect of all share registration matters; and (vi) convening investor meeting and/or analyst briefings, which led by our executive Directors and investor relations team with existing and potential investors.

Having considered the multiple channels of communication and shareholders engagement in the general meeting held during the year, the Board is satisfied that the shareholders communication policy has been properly implemented during 2022 and is effective.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

On September 29, 2022, the Company adopted new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix 3 to the Listing Rules; (ii) allow a general meeting to be held as an electronic general meeting or a hybrid meeting; and (iii) incorporate certain consequential and housekeeping amendments. The latest version of the Articles of Association is available on the websites of the Stock Exchange at www.hkexnews.hk and the Company at https://ir.bilibili.com/. Save as disclosed, during the year ended December 31, 2022, there was no significant change in the memorandum and articles of association of the Company.

Other Information

Disclosure of interests

Directors and Chief Executives

As of December 31, 2022, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interest in our Shares

Name of Director or chief executive	Nature of interest	Number and class of Shares[5]	Approximate % of interest in each class of Shares[1]
Mr. Rui Chen[2]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	49,299,006 Class Y Ordinary Shares	58.89%
	Beneficial owner	5,000,000 Class Z Ordinary Shares	1.61%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	525,525 Class Z Ordinary Shares	0.17%
Ms. Ni Li[3]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	7,200,000 Class Y Ordinary Shares	8.60%
	Beneficial owner	2,000,000 Class Z Ordinary Shares	0.64%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	908,300 Class Z Ordinary Shares	0.29%
Mr. Yi Xu[4]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	27,216,108 Class Y Ordinary Shares	32.51%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	151,100 Class Z Ordinary Shares	0.05%
	Beneficial owner	45,000 Class Z Ordinary Shares	0.01%
Mr. JP Gan	Beneficial owner	170,963 Class Z Ordinary Shares	0.05%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	37,500 Class Z Ordinary Shares	0.01%
	Interest in controlled corporation	149,700 Class Z Ordinary Shares	0.05%
Mr. Eric He	Beneficial owner	163,463 Class Z Ordinary Shares	0.05%

Other Information

Notes:

(1) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 310,864,471 Class Z Ordinary Shares in issue (excluding 5,337,832 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at December 31, 2022.

(2) Mr. Rui Chen was interested in (i) 49,299,006 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries; and (ii) 5,000,000 Class Z Ordinary Shares underlying options granted and 525,525 Class Z Ordinary Shares in ADSs through Vanship Limited.

(3) Ms. Ni Li was interested in (i) 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries; and (ii) 2,000,000 Class Z Ordinary Shares underlying options granted and 908,300 Class Z Ordinary Shares through Saber Lily Limited.

(4) Mr. Yi Xu was interested in (i) 27,216,108 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries; and (ii) 151,100 Class Z Ordinary Shares through Kami Sama Limited. The 45,000 Class Z Ordinary Shares are in the form of ADSs.

(5) All interests stated are long positions.

Interest in associated corporations

上海信樂彼成文化諮詢有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Interest in controlled corporation	12.50%
Ms. Ni Li	Interest in controlled corporation	12.50%

上海嗶哩嗶哩電競信息科技有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Beneficial owner	25.04%
Ms. Ni Li	Beneficial owner	6.87%
Mr. Yi Xu	Beneficial owner	3.44%

Save as disclosed above, as at December 31, 2022, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Other Information

Substantial Shareholders

As of December 31, 2022, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares[8]	Approximate % of interest in each class of Shares
Class Y Ordinary Shares			
Vanship Limited[3]	Beneficial owner	49,299,006	58.89%[1]
Kami Sama Limited[4]	Beneficial owner	27,216,108	32.51%[1]
Saber Lily Limited[5]	Beneficial owner	7,200,000	8.60%[1]
Class Z Ordinary Shares			
Tencent Holdings Limited[6]	Interest of controlled corporation	43,749,518	13.84%[2]
Tencent Mobility Limited[6]	Beneficial owner	32,795,161	10.37%[2]
Alibaba Group Holding Limited[7]	Interest of controlled corporation	30,845,657	9.92%[1]
Taobao China Holding Limited[7]	Beneficial owner	30,845,657	9.92%[1]
Taobao Holding Limited[7]	Interest of controlled corporation	30,845,657	9.92%[1]

Notes:

(1) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 310,864,471 Class Z Ordinary Shares in issue (excluding 5,337,832 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at December 31, 2022.

(2) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 316,202,303 Class Z Ordinary Shares in issue (including 5,337,832 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at December 31, 2022.

(3) Mr. Rui Chen was interested in (i) 49,299,006 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries.

(4) Mr. Yi Xu was interested in (i) 27,216,108 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries.

(5) Ms. Ni Li was interested in (i) 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries.

(6) Tencent Mobility Limited was interested in 32,795,161 Class Z Ordinary Shares as beneficial owner, which includes a derivative interest in 6,500,000 Class Z Ordinary Shares representing 6,500,000 ADSs. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited. 10,954,357 Class Z Ordinary Shares were held by OPH B Limited, which is wholly owned by Oriental Power Holdings Limited, which is in turn wholly owned by Tencent Holdings Limited.

(7) 30,845,657 Class Z Ordinary Shares were held by Taobao China Holding Limited, which is wholly owned by Taobao Holding Limited, which is in turn wholly owned by Alibaba Group Holding Limited.

(8) All interests stated are long position.

Other Information

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares[8]	Approximate % of interest in each class of Shares
JPMorgan Chase & Co.[9]	Interest of controlled corporation	14,312,129 (Long position)	4.53%[2]
		13,154,062 (Short position)	4.16%[2]
	Investment manager	363,162 (Long position)	0.11%[2]
	Person having a security interest in shares	7,880,685 (Long position)	2.49%[2]
	Approved lending agent	5,586,617 (Long position)	1.77%[2]
Brown Brothers Harriman & Co.[10]	Approved lending agent	21,754,203 (Long position)	7.00%[1]
		21,754,203 (Lending pool)	7.00%[1]

Notes:

(9)   JPMorgan Chase & Co. was interested in a total of 14,312,129 Class Z Ordinary Shares (long position), 13,154,062 Class Z Ordinary Shares (short position) and 5,586,617 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. with a relevant event date of December 30, 2022, the following interest in Class Z Ordinary Shares were held by JPMorgan Chase & Co.:

Additionally, 433,200 Class Z Ordinary Shares (long position) and 118,000 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 28,922 Class Z Ordinary Shares (long position) and 150,909 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 79,803 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 2,388,443 Class Z Ordinary Shares (long position) and 667,167 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 4,962,657 Class Z Ordinary Shares (long position) and 121,749 Class Z Ordinary Shares (short position) were held through a listed derivatives which are convertible instruments.

(10)   Brown Brothers Harriman & Co. was deemed to be interested in a total of 21,754,203 Class Z Ordinary Shares (long position) and 21,754,203 Class Z Ordinary Shares (lending pool) in the Company.

Name of controlled corporation	Name of controlling person	% control	Direct interest (Y/N)		Number of shares
China International Fund Management Co., Ltd.	JPMORGAN ASSET MANAGEMENT (UK) LIMITED	49.00	Y	Long position	70,620
				Short position	0
J.P. Morgan SE	J.P. Morgan International Finance Limited	100.00	Y	Long position	2,425
				Short position	441
J.P. MORGAN MARKETS LIMITED	J.P. MORGAN FINANCIAL INVESTMENTS LIMITED	100.00	Y	Long position	1,680
				Short position	0
J.P. Morgan Securities LLC	J.P. Morgan Broker-Dealer Holdings Inc.	100.00	Y	Long position	16,039,967
				Short position	8,894,085
JPMORGAN CHASE BANK, N.A. — LONDON BRANCH	JPMorgan Chase Bank, National Association	100.00	Y	Long position	5,586,617
				Short position	0
J.P. Morgan Prime Inc.	J.P. Morgan Securities LLC	100.00	Y	Long position	32,609
				Short position	11,397

Other Information

Name of controlled corporation	Name of controlling person	% control	Direct interest (Y/N)		Number of shares
JPMorgan Asset Management Holdings Inc.	JPMorgan Chase Holdings LLC	100.00	Y	Long position	2
				Short position	0
JPMorgan Asset Management (Asia Pacific) Limited	JPMorgan Asset Management (Asia) Inc.	99.99	Y	Long position	292,540
				Short position	0
J.P. MORGAN SECURITIES PLC	J.P. MORGAN CAPITAL HOLDINGS LIMITED	100.00	Y	Long position	6,116,133
				Short position	4,248,139
JPMORGAN ASSET MANAGEMENT (UK) LIMITED	JPMORGAN ASSET MANAGEMENT INTERNATIONAL LIMITED	100.00	N	Long position	70,620
				Short position	0
JPMORGAN ASSET MANAGEMENT INTERNATIONAL LIMITED	JPMorgan Asset Management Holdings Inc.	100.00	N	Long position	70,620
				Short position	0
JPMorgan Asset Management Holdings Inc.	JPMorgan Chase Holdings LLC	100.00	N	Long position	363,160
				Short position	0
JPMorgan Chase Holdings LLC	JPMorgan Chase & Co.	100.00	N	Long position	16,437,418
				Short position	8,905,482
J.P. Morgan International Finance Limited	JPMorgan Chase Bank, National Association	100.00	N	Long position	6,118,558
				Short position	4,248,580
JPMorgan Chase Bank, National Association	JPMorgan Chase & Co.	100.00	N	Long position	11,705,175
				Short position	4,248,580
J.P. MORGAN FINANCIAL INVESTMENTS LIMITED	Bear Stearns Irish Holdings LLC	100.00	N	Long position	1,680
				Short position	0
Bear Stearns Irish Holdings LLC	JPMorgan Chase Holdings LLC	100.00	N	Long position	1,680
				Short position	0
J.P. Morgan Broker-Dealer Holdings Inc.	JPMorgan Chase Holdings LLC	100.00	N	Long position	16,072,576
				Short position	8,905,482
J.P. Morgan Securities LLC	J.P. Morgan Broker-Dealer Holdings Inc.	100.00	N	Long position	32,609
				Short position	11,397
JPMorgan Asset Management (Asia) Inc.	JPMorgan Asset Management Holdings Inc.	100.00	N	Long position	292,540
				Short position	0
J.P. MORGAN CAPITAL HOLDINGS LIMITED	J.P. Morgan International Finance Limited	100.00	N	Long position	6,116,133
				Short position	4,248,139

Save as disclosed above, as at December 31, 2022, to the best knowledge of the Directors, no person (other than the Directors and chief executives of the Company) had an interest or short position in the Shares or underlying Shares which fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

Other Information

Share Schemes

The Company has two share schemes, namely the Global Share Plan (terminated on the Primary Conversion Effective Date) and the 2018 Share Incentive Plan. From January 1, 2023, the Company will rely on the transitional arrangements provided for the existing share schemes and will comply with the new Chapter 17 accordingly (effective from January 1, 2023).

7,796,003 Class Z Ordinary Shares, representing approximately 2.0% of the weighted average of issued share capital of the Company, may be issued in respect of all options and awards granted during the Reporting Period to eligible participants pursuant to the 2018 Share Incentive Plan.

Global Share Plan

The Global Share Plan was terminated on the Primary Conversion Effective Date. The awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time. Further details and relevant breakdowns of the Global Share Plan are set out below.

Purpose

The purpose of the Global Share Plan is to attract and retain the best available personnel, provide additional incentives To employees, directors and consultants and promote the success of our business.

Types of Awards

The Global Share Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Scheme Limit and Number of Class Z Ordinary Shares Available for Grant

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards is 19,880,315 (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the Global Share Plan).

As at January 1, 2022, 810,905 Class Z Ordinary Shares were available for grant under the Global Share Plan . During the Reporting Period, no Class Z Ordinary Shares underlying awards were granted to eligible participants pursuant to the Global Share Plan prior to its termination on the Primary Conversion Effective Date and 173,050 Class Z Ordinary Shares underlying awards were terminated, expired, lapsed or have been forfeited, respectively. As the Global Share Plan was terminated on the Primary Conversion Effective Date, it follows that, as at December 31, 2022, no Class Z Ordinary Shares were available for grant under the Global Share Plan.

Other Information

Number of Class Z Ordinary Shares Available for Issue

As at January 1, 2022, 3,216,524 Class Z Ordinary Shares were available for issue under the Global Share Plan. During the Reporting Period, 1,971,824 Class Z Ordinary Shares were issued pursuant to the Global Share Plan. It follows that, as at December 31, 2022 and the Latest Practicable Date, 1,071,650 Class Z Ordinary Shares and 725,450 Class Z Ordinary Shares (representing approximately 0.2% of the total number of issued Class Z Ordinary Shares as at the Latest Practicable Date) were available for issue under the Global Share Plan, respectively.

Limit for Each Participant

Under the Global Share Plan, there is no specific limit on the maximum number of Class Z Ordinary Shares which may be granted to a single eligible participant but unvested under the Global Share Plan.

Consideration and Purchase Price

The Board or a committee of one or more members of the Board has the exclusive power, authority and discretion to determine the terms and conditions of any award granted pursuant to the Global Share Plan, including, but not limited to, any amount payable on application or acceptance of an award and the purchase price of Class Z Ordinary Shares.

Plan Administration

The Board or a committee of one or more members of the Board will administer the Global Share Plan. The committee or the full Board, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the Global Share Plan.

Award Agreement

Awards granted under the Global Share Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

Prior to its termination on the Primary Conversion Effective Date, we may grant awards to employees, directors and consultants of our Company under the Global Share Plan.

Vesting Schedule

Under the Global Share Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions

Under the Global Share Plan, awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Global Share Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Other Information

Termination

The remaining life of the Global Share Plan is 0 years as the Global Share Plan was terminated on the Primary Conversion Effective Date. No termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the Global Share Plan unless agreed by the participant.

Details of the outstanding options under the Global Share Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at 1 January 2022	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at 31 December 2022	Weighted average closing price of the Class Z Ordinary Shares immediately before date(s) of exercise
Directors										
JP Gan	2020/3/20	3 years	6 years	$0.0001	12,500	–	–	–	12,500	–
Eric He	2017/9/15	4 years	6 years	$0.0001	150,000	150,000	–	–	–	HKD152.3
Other grantees by category										
Employee Participants	From June 10, 2017 to March 20, 2020	4 years	6 years	$0.0001	3,054,024	1,821,824	–	173,050	1,059,150	HKD208.2

Notes:

1.   No further options would be granted under the Global Share Plan after the Primary Conversion.

2.   No options were granted under the Global Share Plan during the Reporting Period.

2018 Share Incentive Plan

Further, details and relevant breakdowns of the 2018 Share Incentive Plan are set out below:

Purpose

The purpose of the 2018 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Directors, employees, and consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's shareholders. The 2018 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

Other Information

Types of Awards

The 2018 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator. No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion.

Scheme Limit and Number of Class Z Ordinary Shares Available for Grant

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards is 30,673,710, which is 10% of the total number of issued Class Z Ordinary Shares as at the Primary Conversion Effective Date (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the 2018 Share Incentive Plan).

As at January 1, 2022, 1,775,313 Class Z Ordinary Shares were available for grant under the 2018 Share Incentive Plan prior to the limit being refreshed on the Primary Conversion Effective Date. During the Reporting Period, 7,796,003 Class Z Ordinary Shares underlying awards were granted to eligible participants pursuant to the 2018 Share Incentive Plan and 2,327,445 Class Z Ordinary Shares underlying awards were terminated, expired, lapsed or have been forfeited, respectively. As the scheme limit of the 2018 Share Incentive Plan was refreshed on the Primary Conversion Effective Date, it follows that, as at December 31, 2022, 28,706,326 Class Z Ordinary Shares were available for grant under the 2018 Share Incentive Plan.

Number of Class Z Ordinary Shares Available for Issue

As at January 1, 2022, 19,295,213 Class Z Ordinary Shares were available for issue under the 2018 Share Incentive Plan. During the Reporting Period, 1,957,609 Class Z Ordinary Shares were issued pursuant to the 2018 Share Incentive Plan. It follows that, as at December 31, 2022 and the Latest Practicable Date, 22,806,162 Class Z Ordinary Shares and 26,235,609 Class Z Ordinary Shares (representing approximately 8.0% of the total number of issued Class Z Ordinary Shares as of the Latest Practicable Date) were available for issue under the 2018 Share Incentive Plan, respectively.

Limit for Each Participant

Under the 2018 Share Incentive Plan, there is no specific limit on the maximum number of Class Z Ordinary Shares which may be granted to a single eligible participant but unvested under the 2018 Share Incentive Plan.

Consideration and Purchase Price

The Board or a committee of one or more members of the Board has the exclusive power, authority and discretion to determine the terms and conditions of any award granted pursuant to the 2018 Share Incentive Plan, including, but not limited to, any amount payable on application or acceptance of an award and the purchase price of Class Z Ordinary Shares.

Other Information

Plan Administration

The Board or a committee of one or more members of the Board will administer the 2018 Share Incentive Plan. The committee or the full Board, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the 2018 Share Incentive Plan.

Award Agreement

Awards granted under the 2018 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

The Board or committee of the Board will not at any time during which the Company has a primary listing status on the Main Board of the Stock Exchange grant options to participants under the 2018 Share Incentive Plan, unless such grant of options is compliant with the relevant Listing Rules and applicable laws. Save for the aforementioned, we may grant awards to employees, directors and consultants of our Company under the 2018 Share Incentive Plan.

Vesting Schedule

Under the 2018 Share Incentive Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions

Under the 2018 Share Incentive Plan, awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment

Unless terminated earlier, the 2018 Share Incentive Plan has a term of ten years. The remaining life of the 2018 Share Incentive Plan is approximately five years. Subject to the requirements of the Listing Rules, the Board has the authority to amend or terminate the 2018 Share Incentive Plan, provided that no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2018 Share Incentive Plan unless agreed by the participant.

Other Information

Details of the outstanding options under the 2018 Share Incentive Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at 1 January 2022	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying option outstanding as at 31 December 2022	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise
Directors										
Rui Chen	From March 23, 2020 to November 23, 2020	6 years	7 years	$0.0001–$20.26	5,000,000	–	–	–	5,000,000	–
Ni Li	2020/11/23	6 years	7 years	$0.0001	2,000,000	–	–	–	2,000,000	–
JP Gan	2022/7/1	3 years	6 years	$0.0001	–	–	–	–	13,463	–
Eric He	2022/7/1	3 years	6 years	$0.0001	–	–			13,463	–
Other grantees by category										
Consultants[2]	From April 20, 2021 to September 15, 2022	1-4 years	6 years	$0.0001	21,368	–	–	–	156,071	–
Employee Participants	From April 2, 2018 to September 15, 2022	0-6 years	6-7 years	$0.0001–$20.26	12,273,845	1,957,609	–	2,327,445	13,655,781	HKD174.5

Notes:

1. No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion.

2. Consultants mean service providers, other than employees.

Further details of the outstanding options granted under the 2018 Share Incentive Plan during the Reporting Period are as follows:

Name	Number of options granted during the Reporting Period	Date of grant	Vesting/Exercise period	Exercise price (USD)	Performance targets	Closing price of Class Z Ordinary Shares immediately before the date of grant	Fair value of options at the date of grant (RMB in thousands)
Directors							
JP Gan	13,463	2022/7/1	3/6 years	$0.0001	–	HKD 201.0	2,407
Eric He	13,463	2022/7/1	3/6 years	$0.0001	–	HKD 201.0	2,407
Other grantees in aggregate							
Consultants[2]	134,703	From May 10, 2022 to September 15, 2022	1-6 years	$0.0001	–	HKD144.4–HKD163.3	17,151
Employee Participants	5,666,990	From May 10, 2022 to September 15, 2022	0-6 years	$0.0001-$20.26	–	HKD144.4–HKD163.3	717,319

Notes:

1. The fair values of the options granted during the Reporting Period are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based options.

2. Consultants mean service providers, other than employees.

Other Information

Details of the unvested restricted share units granted under the 2018 Share Incentive Plan (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Date of Grant	Vesting period[1]	Purchase price	Unvested restricted share units as at January 1, 2022	Granted during the Reporting Period	Vested during the Reporting Period	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Unvested restricted share units as at December 31, 2022
Directors									
Nil	–	–	–	–	–	–	–	–	–
Other grantees by category[1]									
Consultants[2]	2022/12/14	0–2 years	$0	–	35,000	–	–	–	35,000
Employee Participants	2022/12/14	4 years	$0	–	1,932,384	–	–	–	1,932,384

Notes:

1. No restricted share units vested during the Reporting period.

2. Consultants mean service providers, other than employees.

Further details of the unvested restricted share units granted under the 2018 Share Incentive Plan during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Number of restricted share units granted during the Reporting Period	Date of grant	Vesting period	Purchase price	Performance Targets	Closing price of Class Z Ordinary Shares immediately before the date of grant	Fair value of Class Z Ordinary Shares at the date of grant (RMB in thousands)
Directors							
Nil	–	–	–	–	–	–	–
Other grantees by category[1]							
Consultants[2]	35,000	2022/12/14	0–2 years	$0	–	HKD185.4	5,985
Employee Participants	1,932,384	2022/12/14	4 years	$0	–	HKD185.4	330,412

Notes:

1. The fair values of the restricted share units are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.

2. Consultants mean service providers, other than employees.

Other Information

Use of proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering were approximately HK$22.9 billion (RMB19.3 billion) after deducting underwriting expenses and other offering expenses. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within three years.

As of December 31, 2022, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Unutilized amount as at January 1, 2022 (HK$ million)	Utilized for the year ended December 31, 2022 (HK$ million)	Unutilized amount as at December 31, 2022 (HK$ million)
Our content to support our healthy and high-quality user growth, ever-growing content ecosystem and development of our community	50%	11,451.8	10,742.8	**4,117.5**	6,625.3
Research and development to improve our user experience and strengthen our user-centric commercialization capabilities	20%	4,580.7	3,585.4	**2,120.6**	1,464.8
Sales and marketing, primarily to fuel our user growth and to raise our brand awareness	20%	4,580.7	3,999.8	**1,749.3**	2,250.5
General corporate purposes and working capital needs	10%	2,290.3	2,142.4	**293.9**	1,848.5
Total	**100%**	**22,903.5**	**20,470.4**	**8,281.3**	**12,189.1**

Note: The above figures expressed in HK$ are based on an exchange note of RMB1.00 to HK$1.1194

Independent Auditor's Report

To the Shareholders of Bilibili Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of Bilibili Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 79 to 169, comprise:

- the consolidated balance sheet as at 31 December 2022;

- the consolidated statement of operation and comprehensive loss for the year then ended;

- the consolidated statement of changes in shareholders' equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America ("US GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Independent Auditor's Report

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is related to revenue recognition for in-game virtual items.

Key Audit Matter	How our audit addressed the Key Audit Matter
Revenue recognition for in-game virtual items Refer to Note 2(v) to the consolidated financial statements. Revenues from mobile game services were RMB5,021.3 million for the year ended December 31, 2022. Management recognized revenue from the sale of in-game virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players' accounts. Management has estimated the average playing period of paying players for each game, usually between two to nine months. Management estimated the average playing period of paying players for each game, which involved the use of assumptions, including the churn rates and the similarities between newly-launched games and existing games, when a new game is launched and only a limited period of paying player data is available. We focused on this area because the determination of average playing period of paying players requires management's significant judgement and estimates and is subject to a high degree of estimation uncertainty and subjectivity.	We performed the following procedures to address this key audit matter: We obtained an understanding of the management's internal control relating to the assessment process of the estimation of the average playing period of paying players and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of the inherent risk factors such as subjectivity. We evaluated and tested, on a sample basis, key controls over the revenue recognition from sales of in-game virtual items, including management's review and approval of determination of estimated the average playing period of paying players for each game. We also tested, on a sample basis, (i) the completeness and accuracy of key data inputs used in management's development of the estimates; and (ii) the mathematic accuracy of the calculation of the historical players' churn rate to estimate average playing period of paying players for recognition of in-game virtual items revenue. We also evaluated and tested, on a sample basis, (i) the reasonableness of the churn rates with reference to historical data; and (ii) the reasonableness of the underlying assumption of the similarities between newly-launched games and existing games based on the characteristics of mobile games and playing patterns of paying players. We found that the significant judgement and estimates made by management were supported by the evidence we gathered and consistent with our understanding.

Independent Auditor's Report

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with US GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent Auditor's Report

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

• Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Independent Auditor's Report

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Lo Kai Leung, Thomas.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27 April, 2023

Consolidated Balance Sheets

(All amounts in thousands, except for share data)

	Notes	December 31, 2021 RMB	December 31, 2022 RMB	December 31, 2022 US$ Note 2(e)
Assets				
Current assets:				
Cash and cash equivalents	2(g)	7,523,108	**10,172,584**	**1,474,886**
Time deposits	2(g)	7,632,334	**4,767,972**	**691,291**
Restricted cash	2(g)	—	**14,803**	**2,146**
Accounts receivable, net	4	1,382,328	**1,328,584**	**192,627**
Amount due from related parties	22	2,041,316	**1,594,920**	**231,242**
Prepayments and other current assets	5	2,807,048	**1,950,573**	**282,806**
Short-term investments	6	15,060,722	**4,623,452**	**670,338**
Total current assets		36,446,856	**24,452,888**	**3,545,336**
Non-current assets:				
Property and equipment, net	7	1,350,256	**1,227,163**	**177,922**
Production cost, net		1,083,772	**1,929,622**	**279,769**
Intangible assets, net	8	3,835,600	**4,326,790**	**627,326**
Deferred tax assets	11(c)	36,355	**43,591**	**6,320**
Goodwill	9	2,338,303	**2,725,130**	**395,107**
Long-term investments, net	10	5,502,524	**5,651,018**	**819,321**
Other long-term assets		1,459,485	**1,474,368**	**213,762**
Total non-current assets		15,606,295	**17,377,682**	**2,519,527**
Total assets		52,053,151	**41,830,570**	**6,064,863**

Consolidated Balance Sheets

(All amounts in thousands, except for share data)

	Notes	December 31, 2021 RMB	December 31, 2022 RMB	December 31, 2022 US$ Note 2(e)
Liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB14,967.9 million and RMB19,744.2 million as of December 31, 2021 and 2022, respectively)				
Current liabilities:				
Accounts payable	12	4,360,906	**4,291,656**	**622,232**
Salary and welfare payable		995,451	**1,401,526**	**203,202**
Taxes payable	13	203,770	**316,244**	**45,851**
Short-term loan and current portion of long-term debt	14	1,232,106	**6,621,386**	**960,011**
Deferred revenue		2,645,389	**2,819,323**	**408,763**
Accrued liabilities and other payables	15	2,416,955	**1,534,962**	**222,548**
Amount due to related parties	22	216,434	**108,307**	**15,703**
Total current liabilities		12,071,011	**17,093,404**	**2,478,310**
Non-current liabilities:				
Long-term debt	16	17,784,092	**8,683,150**	**1,258,938**
Other long-term liabilities		481,982	**814,429**	**118,082**
Total non-current liabilities		18,266,074	**9,497,579**	**1,377,020**
Total liabilities		30,337,085	**26,590,983**	**3,855,330**

Commitments and contingencies (Note 21)

Consolidated Balance Sheets

(All amounts in thousands, except for share data)

	Notes	December 31, 2021 RMB	December 31, 2022 RMB	December 31, 2022 US$ Note 2(e)
Shareholders' equity				
Ordinary shares:	17			
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2021; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2022)		52	**52**	**8**
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 309,656,738 shares issued, 306,889,473 shares outstanding as of December 31, 2021; 9,800,000,000 shares authorized, 316,202,303 shares issued, 310,864,471 shares outstanding as of December 31, 2022)		199	**201**	**29**
Additional paid-in capital		35,929,961	**36,623,161**	**5,309,859**
Statutory reserves	2(z)	24,621	**36,173**	**5,245**
Accumulated other comprehensive (loss)/income		(279,862)	**58,110**	**8,425**
Accumulated deficit		(13,971,304)	**(21,479,869)**	**(3,114,288)**
Total Bilibili Inc.'s shareholders' equity		21,703,667	**15,237,828**	**2,209,278**
Noncontrolling interests	2(aa)	12,399	**1,759**	**255**
Total shareholders' equity		21,716,066	**15,239,587**	**2,209,533**
Total liabilities and shareholders' equity		52,053,151	**41,830,570**	**6,064,863**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Notes	For the Year Ended December 31,			
		2020 RMB	2021 RMB	**2022 RMB**	**2022 US$ Note 2(e)**
Net revenues	2(v)	11,998,976	19,383,684	**21,899,167**	**3,175,081**
Cost of revenues	2(w)	(9,158,800)	(15,340,537)	**(18,049,872)**	**(2,616,986)**
Gross profit		2,840,176	4,043,147	**3,849,295**	**558,095**
Operating expenses:					
Sales and marketing expenses	2(o)	(3,492,091)	(5,794,853)	**(4,920,745)**	**(713,441)**
General and administrative expenses	2(p)	(976,082)	(1,837,506)	**(2,521,134)**	**(365,530)**
Research and development expenses	2(n)	(1,512,966)	(2,839,862)	**(4,765,360)**	**(690,912)**
Total operating expenses		(5,981,139)	(10,472,221)	**(12,207,239)**	**(1,769,883)**
Loss from operations		(3,140,963)	(6,429,074)	**(8,357,944)**	**(1,211,788)**
Other income/(expense):					
Investment income/(loss), net (including impairments)		28,203	(194,183)	**(532,485)**	**(77,203)**
Interest income		83,301	70,367	**281,051**	**40,749**
Interest expense		(108,547)	(155,467)	**(250,923)**	**(36,380)**
Exchange gains/(losses)		41,717	(15,504)	**(19,745)**	**(2,863)**
Debt extinguishment gain		—	—	**1,318,594**	**191,178**
Others, net		95,641	10,411	**157,944**	**22,900**
Total other income/(expense), net		140,315	(284,376)	**954,436**	**138,381**
Loss before income tax expenses		(3,000,648)	(6,713,450)	**(7,403,508)**	**(1,073,407)**
Income tax	11(a)	(53,369)	(95,289)	**(104,145)**	**(15,100)**
Net loss		(3,054,017)	(6,808,739)	**(7,507,653)**	**(1,088,507)**
Accretion to redeemable noncontrolling interests		(4,292)	—	**—**	**—**
Net loss attributable to noncontrolling interests		46,605	19,511	**10,640**	**1,542**
Net loss attributable to the Bilibili Inc.'s shareholders		(3,011,704)	(6,789,228)	**(7,497,013)**	**(1,086,965)**
Net loss		(3,054,017)	(6,808,739)	**(7,507,653)**	**(1,088,507)**

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Notes	For the Year Ended December 31,			
		2020 RMB	2021 RMB	2022 RMB	2022 US$ Note 2(e)
Other comprehensive (loss)/income:					
Foreign currency translation adjustments		(325,100)	(420,991)	**337,972**	**49,001**
Total other comprehensive (loss)/income		(325,100)	(420,991)	**337,972**	**49,001**
Total comprehensive loss		(3,379,117)	(7,229,730)	**(7,169,681)**	**(1,039,506)**
Accretion to redeemable noncontrolling interests		(4,292)	—	**—**	**—**
Comprehensive loss attributable to noncontrolling interests		46,605	19,511	**10,640**	**1,542**
Comprehensive loss attributable to the Bilibili Inc.'s shareholders		(3,336,804)	(7,210,219)	**(7,159,041)**	**(1,037,964)**
Net loss per share, basic	20	(8.71)	(17.87)	**(18.99)**	**(2.75)**
Net loss per share, diluted		(8.71)	(17.87)	**(18.99)**	**(2.75)**
Net loss per ADS, basic		(8.71)	(17.87)	**(18.99)**	**(2.75)**
Net loss per ADS, diluted		(8.71)	(17.87)	**(18.99)**	**(2.75)**
Weighted average number of ordinary shares, basic	20	345,816,023	379,898,121	**394,863,584**	**394,863,584**
Weighted average number of ordinary shares, diluted		345,816,023	379,898,121	**394,863,584**	**394,863,584**
Weighted average number of ADS, basic		345,816,023	379,898,121	**394,863,584**	**394,863,584**
Weighted average number of ADS, diluted		345,816,023	379,898,121	**394,863,584**	**394,863,584**
Share-based compensation expenses included in:					
Cost of revenues		37,087	76,232	**69,096**	**10,018**
Sales and marketing expenses		40,808	53,452	**59,041**	**8,560**
General and administrative expenses		181,753	553,526	**554,976**	**80,464**
Research and development expenses		126,250	316,607	**357,570**	**51,843**

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares						Accumulated			
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in	Statutory	other comprehensive	Accumulated	Noncontrolling	Total shareholders'
	Shares	Amount	Shares	Amount	capital	reserves	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460
Net loss	–	–	–	–	–	–	–	(3,007,412)	(46,605)	(3,054,017)
Impact of adoption of credit loss guidance	–	–	–	–	–	–	–	(17,900)	–	(17,900)
Share-based compensation	–	–	–	–	385,898	–	–	–	–	385,898
Share issuance from exercise of share options	–	–	4,491,566	3	–	–	–	–	–	3
Issuance ordinary shares related to long-term investment	–	–	–	–	277,467	–	–	–	–	277,467
Issuance of ordinary shares, net of issuance costs of US$563	–	–	17,310,696	12	2,817,446	–	–	–	–	2,817,458
Shares redesignation	(1,649,700)	(1)	1,649,700	1	–	–	–	–	–	–
Accretion to redeemable noncontrolling interests	–	–	–	–	(4,292)	–	–	–	(1,672)	(5,964)
Capital injection in subsidiaries by noncontrolling interests	–	–	–	–	–	–	–	–	21,463	21,463
Acquisition of subsidiaries	–	–	270,435	*	120,865	–	–	–	41,627	162,492
Purchase of noncontrolling interests	–	–	1,731,100	1	300,728	–	–	–	(416,785)	(116,056)
Appropriation to statutory reserves	–	–	–	–	–	4,421	–	(4,421)	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	(325,100)	–	–	(325,100)
Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204

*   Less than 1.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares								
	Class Y Ordinary Shares		Class Z Ordinary Shares						
	Shares	Amount	Shares	Amount	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Accumulated deficit	Noncontrolling interests	Total shareholders' equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204
Net loss	–	–	–	–	–	–	–	(6,789,228)	(19,511)	(6,808,739)
Share-based compensation	–	–	–	–	999,817	–	–	–	–	999,817
Share issuance from exercise of share options	–	–	3,262,562	3	–	–	–	–	–	3
Share issuance upon secondary public offering ("HK IPO"), net of issuance costs of HKD337,143	–	–	28,750,000	18	19,266,792	–	–	–	–	19,266,810
Acquisition of subsidiaries	–	–	2,056,825	1	632,747	–	–	–	(14,749)	617,999
Issuance of Class Z ordinary shares related to long-term investments	–	–	1,045,700	1	(1)	–	–	–	–	–
Share issuance upon the conversion of convertible senior notes	–	–	2,854,277	3	449,908	–	–	–	–	449,911
Capital injection in subsidiaries by noncontrolling interests	–	–	–	–	–	–	–	–	2,187	2,187
Appropriation to statutory reserves	–	–	–	–	–	6,737	–	(6,737)	–	–
Purchase of noncontrolling interests	–	–	715,271	1	(35,604)	–	–	–	(137,532)	(173,135)
Foreign currency translation adjustment	–	–	–	–	–	–	(420,991)	–	–	(420,991)
Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares						Accumulated			
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	other comprehensive (loss)/income	Accumulated deficit	Noncontrolling interests	Total shareholders' equity
	Shares	Amount	Shares	Amount						
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066
Net loss	–	–	–	–	–	–	–	(7,497,013)	(10,640)	(7,507,653)
Share-based compensation	–	–	–	–	1,040,683	–	–	–	–	1,040,683
Share issuance from exercise of share options	–	–	3,929,433	4	–	–	–	–	–	4
Purchase of noncontrolling interests	–	–	45,000	*	*	–	–	–	–	–
Share issuance upon the conversion of convertible senior notes	–	–	565	*	96	–	–	–	–	96
Repurchase of shares	–	–	(2,640,832)	(2)	(347,579)	–	–	–	–	(347,581)
Appropriation to statutory reserves	–	–	–	–	–	11,552	–	(11,552)	–	–
Foreign currency translation adjustments	–	–	–	–	–	–	337,972	–	–	337,972
Balance at December 31, 2022	83,715,114	52	308,223,639	201	36,623,161	36,173	58,110	(21,479,869)	1,759	15,239,587

* Less than 1.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Year Ended December 31,			
	2020	2021	**2022**	**2022**
	RMB	RMB	**RMB**	**US$**
				Note 2(e)
Cash flows from operating activities:				
Net loss	(3,054,017)	(6,808,739)	**(7,507,653)**	**(1,088,507)**
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:				
Depreciation of property and equipment	326,512	538,601	**755,452**	**109,530**
Amortization of intangible assets	1,395,129	1,903,226	**2,581,325**	**374,257**
Amortization of right-of-use assets	96,235	161,873	**229,295**	**33,245**
Amortization of debt issuance costs	19,291	25,234	**48,167**	**6,984**
Share-based compensation expenses	385,898	999,817	**1,040,683**	**150,885**
Allowance for doubtful accounts	99,165	189,165	**130,549**	**18,928**
Inventory provision	6,218	24,454	**191,088**	**27,705**
Deferred income taxes	(13,466)	(21,492)	**(36,495)**	**(5,291)**
Unrealized exchange (gains)/losses	(3,018)	(6,592)	**2,277**	**330**
Unrealized fair value changes of investments	(50,641)	200,274	**251,383**	**36,447**
Loss on disposal of property and equipment	—	611	**748**	**108**
Termination expenses of certain game projects	—	—	**525,762**	**76,228**
Gain from disposal of subsidiaries and long-term investments	—	(4,413)	**(178,378)**	**(25,862)**
Loss from equity method investments	50,531	37,179	**211,620**	**30,682**
Revaluation of previously held equity interests	—	31,462	**(152,153)**	**(22,060)**
Impairments of long-term investments	8,000	91,493	**465,645**	**67,512**
Gain of convertible senior notes repurchase	—	—	**(1,318,594)**	**(191,178)**
Changes in operating assets and liabilities:				
Accounts receivable	(417,237)	(429,460)	**(59,866)**	**(8,680)**
Amount due from related parties	17,015	8,792	**(74,117)**	**(10,746)**
Prepayments and other assets	(610,592)	(1,747,744)	**(556,214)**	**(80,644)**
Other long-term assets	(245,224)	(138,396)	**(444,326)**	**(64,421)**
Accounts payable	816,103	1,056,847	**46,862**	**6,794**
Salary and welfare payable	374,442	254,213	**396,113**	**57,431**
Taxes payable	54,381	77,365	**130,684**	**18,947**
Deferred revenue	734,786	494,551	**173,935**	**25,218**
Accrued liabilities and other payables	651,651	319,702	**(1,026,319)**	**(148,803)**
Amount due to related parties	—	—	**(21,210)**	**(3,075)**
Other long-term liabilities	111,941	94,969	**282,367**	**40,939**
Net cash provided by/(used in) operating activities	753,103	(2,647,008)	**(3,911,370)**	**(567,097)**

Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Year Ended December 31,			
	2020	2021	**2022**	**2022**
	RMB	RMB	**RMB**	**US$**
				Note 2(e)
Cash flows from investing activities:				
Purchase of property and equipment	(602,122)	(965,410)	**(760,427)**	**(110,252)**
Purchase of intangible assets	(1,636,877)	(2,721,799)	**(1,977,897)**	**(286,768)**
Purchase of short-term investments	(26,731,176)	(71,748,847)	**(70,578,711)**	**(10,232,951)**
Maturities of short-term investments	24,921,538	60,524,888	**81,698,532**	**11,845,174**
Cash consideration paid for purchase of subsidiaries; net of cash acquired	(498,854)	(521,984)	**(1,179,764)**	**(171,050)**
Cash paid for long-term investments including loans	(1,261,161)	(6,716,491)	**(1,466,311)**	**(212,595)**
Repayment of loans from investees	3,500	539,225	**596,766**	**86,523**
Cash received from disposal/return of long-term assets	135,254	74,604	**612,214**	**88,762**
Placements of time deposits	(10,907,296)	(10,697,444)	**(10,245,026)**	**(1,485,389)**
Maturities of time deposits	7,670,373	7,655,147	**13,909,967**	**2,016,756**
Impact to cash resulting from deconsolidation of subsidiaries	—	—	**(125)**	**(18)**
Net cash (used in)/provided by investing activities	(8,906,821)	(24,578,111)	**10,609,218**	**1,538,192**
Cash flows from financing activities:				
Proceeds of short-term loan	200,000	1,332,597	**1,701,532**	**246,699**
Repayment of short-term loan	(100,000)	(214,882)	**(1,450,627)**	**(210,321)**
Repurchase of noncontrolling interests	(280,271)	(104,696)	**(56,741)**	**(8,227)**
Capital injections from noncontrolling interests	103,450	2,187	**—**	**—**
Proceeds from exercise of employees' share options	3	3	**4**	**1**
Proceeds from issuance of ordinary shares, net of issuance costs of US$563, HKD337,143 and nil, respectively	2,817,458	19,288,423	**—**	**—**
Repurchase of convertible senior notes	—	—	**(4,201,506)**	**(609,161)**
Repurchase of shares	—	—	**(347,581)**	**(50,395)**
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857, US$23,402 and nil, respectively	5,594,779	10,085,520	**—**	**—**
Net cash provided by/(used in) financing activities	8,335,419	30,389,152	**(4,354,919)**	**(631,404)**

Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Year Ended December 31,			
	2020 RMB	2021 RMB	**2022 RMB**	**2022 US$ Note 2(e)**
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(466,252)	(319,034)	**321,350**	**46,593**
Net (decrease)/increase in cash and cash equivalents and restricted cash	(284,551)	2,844,999	**2,664,279**	**386,284**
Cash and cash equivalents and restricted cash at beginning of the year	4,962,660	4,678,109	**7,523,108**	**1,090,748**
Cash and cash equivalents and restricted cash at end of the year	4,678,109	7,523,108	**10,187,387**	**1,477,032**
Including:				
Cash and cash equivalents at end of the year	4,678,109	7,523,108	**10,172,584**	**1,474,886**
Restricted cash at end of the year	—	—	**14,803**	**2,146**
Supplemental disclosures of cash flows information:				
Cash paid for income taxes, net of tax refund	54,022	73,717	**80,591**	**11,685**
Cash paid for interest expense	86,167	116,226	**200,172**	**29,022**
Supplemental schedule of non-cash investing and financing activities:				
Accretion to redeemable noncontrolling interests	5,964	—	**—**	**—**
Property and equipment purchases financed by accounts payable	25,797	183,203	**46,066**	**6,679**
Acquisitions and investments financed by payables	125,363	731,503	**202,018**	**29,290**
Intangible assets purchases financed by payables	746,404	830,596	**824,929**	**119,603**
Issuance of ordinary shares in the business combination, purchase of noncontrolling interests and investment addition	889,957	1,207,980	**—**	**—**
Issuance of ordinary shares in connection with debt conversion	—	449,914	**96**	**14**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. OPERATIONS

Bilibili Inc. (the "Company" or "Bilibili") is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities ("VIEs") and subsidiaries of the VIEs (collectively referred to as the "Group"), is primarily engaged in the operation of providing online entertainment services to users in the People's Republic of China (the "PRC" or "China").

In April 2018, the Company completed its IPO on the Nasdaq Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

On October 3, 2022 (the "Primary Conversion Effective Date"), the Company's voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

As of December 31, 2022, the Company's major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Issued Share Capital	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	USD1	100	Investment holding
Hode HK Limited	Hong Kong, 2014	USD1	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	USD1	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	JPY80 million	100	Business development
Hode Shanghai Limited ("Hode Shanghai")	PRC, 2014	USD1.2 billion	100	Technology development[1]
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	USD2.5 billion	100	Technology development[1]
Chaodian (Shanghai) Technology Co., Ltd	PRC, 2019	USD50 million	100	E-commerce and advertising[1]

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

Major VIEs and VIEs' subsidiaries	Place and Year of Incorporation Acquisition	Issued Share Capital	Percentage of Direct or Indirect Economic Interest	Principal Activities
Shanghai Hode Information Technology Co., Ltd. ("Hode Information Technology")	PRC, 2013	RMB11 million	100*	Mobile game operation[2]
Shanghai Kuanyu Digital Technology Co., Ltd. ("Shanghai Kuanyu")	PRC, 2014	RMB500 million	100*	Video distribution and game distribution[2]
Sharejoy Network Technology Co., Ltd. ("Sharejoy Network")	PRC, 2014	RMB10 million	100*	Game distribution[2]
Shanghai Hehehe Culture Communication Co., Ltd. ("Shanghai Hehehe")	PRC, 2014	RMB120 million	100*	Comics distribution[2]
Shanghai Anime Tamashi Cultural Media Co., Ltd. ("Shanghai Anime Tamashi")	PRC, 2015	RMB1 million	100*	E-commerce[2]

* Hode Shanghai is the primary beneficiary of the major VIEs and VIEs' subsidiaries.

(1) These companies were established in the PRC in the form of wholly foreign-owned enterprises.

(2) These companies were established in the PRC in the form of investment solely by legal corporations or controlled by natural person(s).

Contractual agreements with major VIEs

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content services, the Group operates its restricted businesses in the PRC through the VIEs, whose equity interests are held by certain founders of the Group. The Company obtained control over these VIEs by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIEs. However, the rights of those nominee shareholders have been transferred to the Company through the contractual arrangements.

The contractual arrangements that are used to control the VIEs include powers of attorney, exclusive technology consulting and services agreements or exclusive business cooperation agreements, equity pledge agreements and exclusive option agreements. Management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIEs' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. As such, the Company consolidates the financial statements of these VIEs. Consequently, the financial results of the VIEs were included in the Group's consolidated financial statements in accordance with the presentation as stated in Note 2(a).

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

Contractual agreements with major VIEs (Continued)

The following is a summary of the contractual agreements entered into by and among the Company's relevant subsidiaries, the VIEs, and respective nominee shareholders of the VIEs.

Exclusive Technology Consulting and Services Agreements. Under the exclusive technology consulting and services agreements between the Company's relevant subsidiaries and the VIEs, the Company's relevant subsidiaries have the exclusive right to provide the VIEs consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. The Company's relevant subsidiaries have the exclusive ownership of intellectual property rights created as a result of the performance of these agreements. These VIEs shall pay the Company's relevant subsidiaries an annual service fee, which are subject to the adjustment by the Company's relevant subsidiaries at its sole discretion. These agreements will remain effective for a 10 year's term and then be automatically renewed, unless the Company's relevant subsidiaries give the VIEs a termination notice 90 days before the term ends. On December 23, 2020, the above agreements were replaced by the exclusive business cooperation agreements, which contain terms substantially similar to the exclusive business cooperation agreements described above, the exclusive business cooperation agreements have an infinite period commencing from December 23, 2020, unless the Company's relevant subsidiaries give the VIEs a termination notice 30 days before the term ends.

Exclusive Option Agreements. Pursuant to the exclusive purchase option agreement, among the Company's relevant subsidiaries, the VIEs and its nominee shareholders, each of the nominee shareholders of the VIEs irrevocably granted the Company's relevant subsidiaries an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, the VIEs irrevocably granted the Company's relevant subsidiaries an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the VIEs' assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The nominee shareholders of the VIEs undertake that, without the prior written consent of the Company's relevant subsidiaries, they shall not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive option agreements will remain effective until all equity interests in the VIEs held by their nominee shareholders and all assets of the VIEs are transferred or assigned to the Company's relevant subsidiaries or its designated representatives.

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

Contractual agreements with major VIEs (Continued)

Powers of Attorney. Pursuant to the powers of attorney, each of the nominee shareholders of the VIEs, executed a power of attorney to irrevocably appoint the Company's relevant subsidiaries or its designated person as nominee shareholder's attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders' meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, other voting rights pursuant to the then-effective articles of association of the VIEs and transfer of VIE's assets. The powers of attorney will remain in force for so long as the nominee shareholders remain shareholders of the VIEs. The powers of attorney were amended on December 23, 2020, which were extended the life to an indefinite term commencing from December 23, 2020 and will be terminated in the event that (i) the power of attorney is unilaterally terminated by the Company's relevant subsidiaries; or (ii)it is legally permissible for the Company or any of the subsidiaries to hold equity interests directly or indirectly in VIEs or their designated person is registered to be the sole shareholder of VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreements, among the Company's relevant subsidiaries, the VIEs and its nominee shareholders, the nominee shareholders of the VIEs pledged all of their equity interests in the VIEs to guarantee their and the VIEs' performance of their obligations under the contractual arrangements. In the event of a breach by the VIEs or the VIEs' shareholders of contractual obligations under these agreements, the Company's relevant subsidiaries, as pledgee, will be entitled the right to dispose of the pledged equity interests in the VIEs. The nominee shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, the Company's relevant subsidiaries has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIEs and their nominee shareholders discharge all their obligations under the contractual arrangements.

Risks in relation to the VIE structure

A significant part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

Risks in relation to the VIE structure (Continued)

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, effective on January 1, 2020. The Foreign Investment Law has a catch-all provision under the definition of "foreign investment" which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as "foreign investment," the Group's ability to use the contractual arrangements with its VIEs and the Group's ability to conduct business through the VIEs could be severely limited.

The Company's ability to control the VIEs also depends on the powers of attorney the founders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group's corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

- revoke the Group's business and/or operating licenses;

- impose fines on the Group;

- confiscate any of the Group's income that they deem to be obtained through illegal operations;

- discontinue or place restrictions or onerous conditions on the Group's operations

- restrict the Group's right to collect revenues;

- shut down the Group's servers or block the Group's app/websites;

- require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group's businesses, staff and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group's ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group's consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign-owned enterprises are in compliance with PRC law and are legally enforceable. The Group's operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of Group and as shareholders of the VIEs.

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

The following combined financial information of the Group's VIEs as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2021	December 31, 2022
	RMB in thousands	
Cash and cash equivalents	377,114	1,590,440
Time deposits	6,997	4,186
Accounts receivable, net	524,311	619,927
Amounts due from Group companies	391,951	507,849
Amount due from related parties	101,983	119,857
Prepayments and other current assets	1,806,185	883,903
Short-term investments	927,124	272,340
Long-term investments, net	1,745,466	1,852,740
Other non-current assets	4,926,989	5,852,315
Total assets	10,808,120	**11,703,557**
Accounts payable	3,164,301	**3,452,192**
Salary and welfare payables	343,008	**343,786**
Taxes payable	128,817	**165,162**
Short-term loan	400,000	**400,000**
Deferred revenue	2,192,460	**2,138,539**
Accrued liabilities and other payables	1,184,523	**531,188**
Amounts due to the Group companies	7,214,146	**12,415,760**
Amounts due to related parties	117,901	**27,929**
Other long-term liabilities	222,719	**269,623**
Total liabilities	14,967,875	**19,744,179**
Total Bilibili Inc's shareholders' deficit	(4,170,459)	**(8,042,238)**
Noncontrolling interests	10,704	**1,616**
Total shareholders' deficit	(4,159,755)	**(8,040,622)**
Total liabilities and shareholders' deficit	10,808,120	**11,703,557**

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Third-party revenues	9,651,207	12,867,536	**14,876,639**
Inter-company revenues	667,765	1,574,896	**1,198,107**
Total revenues	10,318,972	14,442,432	**16,074,746**
Third-party costs and expenses	(9,931,047)	(16,283,295)	**(18,436,865)**
Inter-company consulting and services costs and expenses	(1,021,596)	(593,272)	**(726,875)**
Other inter-company costs and expenses	(201,587)	(271,096)	**(418,667)**
Total costs and expenses	(11,154,230)	(17,147,663)	**(19,582,407)**
Gain/(Loss) from non-operations	8,368	(163,146)	**(268,584)**
Loss before income tax expenses	(826,890)	(2,868,377)	**(3,776,245)**
Income tax	(27,080)	(38,997)	**(89,660)**
Net loss	(853,970)	(2,907,374)	**(3,865,905)**
Net loss attributable to noncontrolling interests	8,501	10,367	**9,088**
Net loss attributable to Bilibili Inc.'s shareholders	(845,469)	(2,897,007)	**(3,856,817)**

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Consulting and service to Group companies	(1,074,899)	(637,787)	**(610,600)**
Other operating cashflow from Group companies	586,017	1,683,907	**3,863,991**
Operating cashflow from/(to) third-parties	1,965,376	(1,729,079)	**(2,339,697)**
Net cash provided by/(used in) operating activities	1,476,494	(682,959)	**913,694**
Purchase of short-term investments	(13,973,904)	(12,610,305)	**(7,335,115)**
Maturities of short-term investments	13,498,485	12,954,425	**7,970,552**
Placements of time deposits	(25,515)	(39,318)	**(1,270)**
Maturities of time deposits	7,896	54,319	**4,444**
Other investing activities	(1,928,125)	(3,265,756)	**(2,188,712)**
Net cash used in investing activities	(2,421,163)	(2,906,635)	**(1,550,101)**
Investments and loans from Group companies	990,287	3,307,226	**1,884,890**
Other financing activities	100,000	300,000	**—**
Net cash provided by financing activities	1,090,287	3,607,226	**1,884,890**

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to RMB494.1 million, as of December 31, 2021 and 2022, as well as certain non-distributable statutory reserves amounting to RMB22.6 million and RMB24.1 million, respectively, as of December 31, 2021 and 2022. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Notes to the Consolidated Financial Statements

1. OPERATIONS (Continued)

a) Liquidity

The Group incurred net losses of RMB3,054.0 million, RMB6,808.7 million and RMB7,507.7 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash provided by operating activities was RMB753.1 million for the year ended December 31, 2020, and net cash used in operating activities was RMB2,647.0 million, RMB3,911.4 million for the years ended December 31, 2021 and 2022, respectively. Accumulated deficit was RMB13,971.3 million and RMB21,479.9 million as of December 31, 2021 and 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In 2020, the Company completed an offering of convertible senior notes due 2027 (the "2027 Notes") raising US$786.1 million (RMB5,594.8 million), after deducting commissions and offering expenses, and the Company issued 17,310,696 Class Z Ordinary Shares to Sony Corporation of America ("SCA"), a wholly owned subsidiary of Sony Corporation ("Sony"), raising US$399.4 million (RMB2,817.5 million), after deducting offering expenses. In 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange, raising HKD22.9 billion (RMB19.3 billion), after deducting commissions and offering expenses, and the Company completed an offering of convertible senior notes due December 2026 (the "December 2026 Notes"), raising US$1,576.6 million (RMB10.1 billion), after deducting commissions and offering expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company's subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company's subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

c) Use of estimates

The preparation of the Group's consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The Company and several of its overseas subsidiaries use US$ or their respective local currencies as their functional currency. The functional currency of the Group's PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive (loss)/income on the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of operations and comprehensive loss.

e) Convenience Translation

Translations of balances on the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

f) Fair value measurements

Financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Fair value measurements (Continued)

Financial instruments (Continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

a.   Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b.   Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

c.   Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group's financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, amounts due from/to related parties, short-term investments, accounts payable, short-term loan, accrual liabilities and other payables of which the carrying values approximate their fair values. Please see Note 24 for additional information.

g) Cash and cash equivalents, restricted cash and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2021 and 2022, there were cash on hand and demand deposits with terms of and less than three months denominated in U.S. dollars amounting to approximately US$999.9 million and US$866.7 million, respectively (equivalent to approximately RMB6,375.1 million and RMB6,036.1 million, respectively). As of December 31, 2021 and 2022, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB50.7 million and RMB51.4 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Cash and cash equivalents, restricted cash and time deposits (Continued)

As of December 31, 2021 and 2022, the Group had approximately RMB1,554.5 million and RMB4,429.7 million cash and cash equivalents and restricted cash held by its PRC subsidiaries and the VIEs, representing 21% and 43% of total cash and cash equivalents of the Group, respectively.

Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2021 and 2022, there were time deposits denominated in U.S. dollars amounting to approximately US$1,197.1 million, and US$684.6 million, respectively (equivalent to approximately RMB7,632.3 million and RMB4,768.0 million, respectively).

The Group had no other lien arrangements for the years ended December 31, 2020, 2021 and 2022. Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2021 and 2022, the restricted cash balance was nil and RMB14.8 million.

h) Receivables, net

Starting from January 1, 2020, the Group adopted ASU No. 2016–13, "*Financial Instruments — Credit Losses (Topic 326)*: *Measurement of Credit Losses on Financial Instruments*" ("ASC Topic 326"), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB17.9 million recorded in accumulated deficit.

The Group's accounts receivable and other receivables recorded in prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from advertising customers, and receivables from distribution channels.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group's customer collection trends. This is assessed at each quarter based on the Group's specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Receivables, net (Continued)

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022:

| | For the Year Ended December 31, | | |
| | 2020 | 2021 | **2022** |
	RMB in thousands		
Beginning balance prior to ASC 326	17,696	—	**—**
Impact of adoption to ASC 326	17,900	—	**—**
Beginning balance	35,596	121,003	**292,473**
Provisions	99,165	189,165	**130,549**
Write-offs	(13,758)	(17,695)	**(117,487)**
Ending balance	121,003	292,473	**305,535**

i) Inventories, net

Inventories, mainly represent products for the Group's e-commerce business, are stated at the lower of cost or net realizable value on the consolidated balance sheets. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues on the consolidated statements of operations and comprehensive loss. Certain costs attributable to buying and receiving products, such as purchase freights, are included in cost of inventories.

j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized on the consolidated statements of operations and comprehensive loss.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets are initially recognized and measured at fair value. Major identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Licensed copyrights of content	shorter of the licensed period or projected useful life of the content, mainly vary from 1 to 10 years
License rights of mobile games	shorter of the licensed period or projected useful life of mobile games, mainly vary from 1 to 3 years
Intellectual property and others	1–10 years, based on the underlying intangible assets expected to contribute to the future cash flows

If expectations of the usefulness of the content are revised downward, the unamortized cost is written down to the fair value, which establishes a new cost basis.

l) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. Under ASC 350-20-35, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

The Group, therefore, chooses the quantitative assessment directly and performs the goodwill impairment test by comparing the fair value of the reporting unit with it carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The estimated fair value of reporting unit is determined using either an income approach or a market approach, when appropriate. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group as a whole is determined to be one reporting unit for goodwill impairment testing. The Group applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The Group determines the fair value of the reporting unit based on its quoted stock price, and no impairment charge was recognized for any of the periods presented.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

m) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

n) Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the innovation of video function, development and enhancement to the Group's websites, platforms of applications, development of online games and the termination of certain game projects.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group's research and development expenses qualifying for capitalization has been immaterial, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

For external use software, costs incurred for development of external use software have not been capitalized since the inception of the Group, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

o) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group's sales and marketing personnel. Marketing and promotional expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promotion costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the marketing and promotional expenses were RMB3,006.0 million, RMB5,102.9 million and RMB4,051.3 million, respectively.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

p) General and administrative expenses

General and administrative expenses consist primarily of salaries and other compensation-related expenses to the Group's general and administrative personnel, professional fees, severance cost, rental expenses and allowance for doubtful accounts. The auditor's remuneration in relation to audit and audit-related services provided for the years ended December 31, 2021 and 2022 were RMB23.0 million and RMB10.3 million, respectively. The auditor's remuneration in relation to non-audit services for the years ended December 31, 2021 and 2022 were RMB4.6 million and RMB2.0 million, respectively.

q) Leases

The Group recognizes the right-of-use assets recorded in "Other long-term assets" and corresponding short-term leasing liabilities recorded in "Accrued liabilities and other payables" and long-term leasing liabilities recorded in "Other long-term liabilities" respectively on the consolidated balance sheet.

The Group elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not separate non-lease components from lease components. Under ASC 842, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through 2026. As of December 31, 2021 and 2022, the Group's operating leases had a weighted average remaining lease term of 2.7 years and 3.3 years and a weighted average discount rate of 4.75% and 4.75%, respectively. Future lease payments under operating leases as of December 31, 2022 were as follows:

	December 31,2022 RMB in thousands
2023	245,028
2024	233,819
2025	195,215
2026	116,212
Total future lease payments	790,274
Impact of discounting remaining lease payments	(64,937)
Total lease liabilities	725,337

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

q) Leases (continued)

Operating lease cost for the years ended December 31, 2020, 2021 and 2022 was RMB107.2 million, 177.4 million and RMB275.1 million, respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2020, 2021 and 2022 was immaterial. Supplemental cash flow information related to operating leases was as follows:

| | For the Year Ended December 31, | | |
| | 2020 | 2021 | **2022** |
	RMB in thousands		
Cash payments for operating leases	107,772	161,997	**200,376**
Right-of-use assets obtained in exchange for operating lease liabilities	260,867	152,481	**467,765**

r) Share-based compensation

Share based compensation expenses arise from share-based awards, including share options and restricted share units ("RSUs") for the purchase of the Company's ordinary shares. The Group accounts for share-based awards granted to employees in accordance with ASC 718 *Compensation — Stock Compensation* and share-based awards granted to nonemployees in accordance with ASC 505. The Group accounts for share-based awards granted to non-employees in accordance with ASU 2018-07, which are similar to the model for employee awards.

For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends.

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.

For share-based awards granted with service conditions only, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

r) Share-based compensation (continued)

For share options granted with service condition and the occurrence of an US IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period.

s) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

t) Investments

Short-term investments

Short-term investments primarily include money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and investments in publicly traded companies with the intention to be sold within twelve months.

In accordance with ASC 825, *Financial Instruments*, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as "Investment income/ (loss), net (including impairments)". Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

For investments in publicly traded companies, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as "Investment income/(loss), net (including impairments)".

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

t) Investments (continued)

Long-term investments, net

The Group's long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

Equity investments accounted for using the measurement alternative

For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financing, historical financial performance, financing needs, and industry environment. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Equity investments accounted for using the equity method

The Group applies the equity method of accounting to account for equity investments and limited partnership in a private equity fund, according to ASC 323 *Investment—Equity Method and Joint Ventures*, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee's net income or loss into earnings and cash distributions from investees, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as "Investment income/(loss), net (including impairments)" in the consolidated statements of operations and comprehensive loss when the decline in value is determined to be other-than-temporary.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

t) Investments (continued)

Long-term investments, net (Continued)

Investments accounted for at fair value

In accordance with ASC 825, *Financial Instruments*, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as "Investment income/(loss), net (including impairments)".

For investments in publicly traded companies with an intention of holding greater than one year, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as "Investment income/(loss), net (including impairments)".

u) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any material unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022, respectively. The Group also did not expect any material increase or decrease in unrecognized tax liability within 12 months following the reporting date.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

v) Revenue recognition

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group's contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations. The Group's revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Mobile game services

Exclusively distributed mobile games

For the years ended December 31, 2020, 2021 and 2022, the Group primarily generates revenues from the sale of in-game virtual items to enhance the game-playing experience.

In accordance with ASC 606, the Group evaluates the contracts with its customers and determines that the Group has a single performance obligation which is to make the game and the ongoing game related services available to the paying players. The transaction price, which is the amount paid for in-game virtual items by the paying player, is allocated entirely to this single performance obligation. The Group recognizes revenue from in-game virtual items over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players' accounts.

The Group has estimated the average playing period of the paying players for each game, usually between two to nine months. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, the Group considers the initial purchase date as the starting point of a paying player's lifespan. The Group tracks populations of paying players who made their initial purchases during the interval period (the "Cohort") and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of paying players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player's lifespan beyond the date for which observable data are available, the Group extrapolates the actual observed churn rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

v) Revenue recognition (Continued)

Mobile game services (Continued)

Exclusively distributed mobile games (Continued)

The Group applies portfolio approach in estimating the average playing period of the paying players for the recognition of mobile game revenue given that the effect of applying a portfolio approach to a group game players' behaviors would not differ materially from considering each one of them individually.

In accordance with ASC 606-10-55-39, the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. The Group records revenue generated from exclusively distributed mobile games on a gross basis as the Group is acting as the principal to fulfill all obligations related to the mobile game operations. The Group is responsible for the launch of the games, hosting and maintenance of game servers, and determination of when and how to operate the in-game promotions and customer services. The Group is also determining the pricing of in-game virtual items and making a localized version for overseas licensed games.

Proceeds earned from selling in-game virtual items are shared between the Group and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the fees paid to the payment channels and the distribution channels. Fees paid to third-party game developers, distribution channels and payment channels are recorded as "Cost of revenues" on the consolidated statements of operations and comprehensive loss.

Jointly operated mobile game distribution services

The Group is also offering distribution services for mobile games developed by the third-party game developers. In accordance with ASC 606, the Group evaluates the contracts with the third-party game developers and identifies the performance obligations as distributing games and providing payment solution and market promotion service to the game developers. Accordingly, the Group earns service revenue by distributing them to the game players.

In accordance with ASC 606-10-55-39, the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the Group and the third-party game developers, the Group considered it does not have the primary responsibility for fulfillment and acceptability of the game services. The Group's responsibilities are distributing games, providing payment solution and market promotion service, and thus the Group views the third-party game developers to be its customers. Accordingly, the Group records the game distribution service revenue from these games, on a net basis based on the ratios pre-determined with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

v) Revenue recognition (Continued)

Valued added services ("VAS")

The Group offers premium membership, live broadcasting, comics and other paid contents to the customers.

The Group offers premium membership services which provide subscribing members access to streaming of premium content in exchange for a non-refundable upfront premium membership fee. When the receipt of premium membership fees is for services to be delivered over a period of time, generally from one month to twelve months, the receipt is initially recorded as "Deferred revenue" and revenue is recognized ratably over the membership period as services are rendered.

The Group operates and maintains live broadcasting channel whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. The Group creates and sells virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by the Group comprise of either (i) consumable items or (ii) time-based items, such as privilege titles etc. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items in accordance with ASC 606-10-55-39. Accordingly, revenue is recognized at point-in-time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which generally does not exceed one year. Proceeds received from the sales of virtual items before they consumed are recorded as "Deferred revenue".

Under the arrangements with the hosts, the Group shares with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as "Cost of revenues" on the consolidated statements of operations and comprehensive loss.

Advertising services

The Group provides various advertising formats, mainly include but not limited to advertisements appearing on the app opening page, banner text-links, logos, buttons and rich media, performance-based advertising and native advertisements which are customized according to advertisers' needs. The Group determines each format of advertisements which is a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue on a pro-rata basis for each performance obligation, commencing on the date the advertisements are displayed on the Group's platform or upon the performance obligations are satisfied, generally when users click on links.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

v) Revenue recognition (continued)

Advertising services (continued)

Sales incentives to customers

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract-by-contract basis with customers. The Group accounts for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

E-commerce and other revenues

E-commerce and other revenues are mainly from the sales of products through the Group's e-commerce platform, as well as revenues from e-sports copyright sublicensing. E-commerce and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at the Group's discretion, are recorded as a reduction of the arrangement's transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC 606–10–32–25.

Net revenues presented on the consolidated statements of operations and comprehensive loss are net of sales discount and sales tax.

Other Estimates and Judgments

The Group estimates revenue of mobile game, VAS from the third-party payment processors in the current period when reasonable estimates of these amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and the Group maintains records of sales data, both of which allow the Group to make reasonable estimates of revenue and therefore to recognize revenue during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that the Group believes are reasonable, but actual results may differ from the Group's estimates. When the Group receives the final reports, to the extent not received within a reasonable time frame following the end of each month, the Group records any differences between estimated revenue and actual revenue in the reporting period when the Group determines the actual amounts. The revenue on the final revenue report have not differed significantly from the reported revenue for the periods presented.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

v) Revenue recognition (continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and e-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB1,238.8 million, RMB1,993.7 million and RMB2,583.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the contracts have an original expected duration of one year or less.

The Group expenses the costs to obtain a contract as incurred when the amortization period is one year or less.

The following table presents the Group's net revenues disaggregated by revenue sources:

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Mobile games	4,803,382	5,090,926	**5,021,290**
Value-added services	3,845,663	6,934,886	**8,715,170**
Advertising	1,842,772	4,523,421	**5,066,212**
E-commerce and others	1,507,159	2,834,451	**3,096,495**
Total net revenues	11,998,976	19,383,684	**21,899,167**

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

w) Cost of revenues

Costs of revenues consist primarily of revenue sharing costs to mobile games developers and distribution channels and payment channels, revenue sharing with the hosts and content creators, staff costs, content costs, server and bandwidth service costs, depreciation expenses and other direct costs of providing these services as well as cost of merchandise sold. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

x) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

y) Net loss per share

Loss per share is computed in accordance with ASC 260, *Earnings per Share*. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and restricted shares units using the treasury stock method and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes using the if-converted method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. Net loss per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary Shares combined basis, because both classes have the same dividend rights in the Company's undistributed net income.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

z) Statutory reserves

In accordance with China's Company Laws, the Company's VIEs in PRC must make appropriations from their after-tax profit, as determined under the accounting principles generally acceptable in the People's Republic of China ("PRC GAAP"), to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China's Foreign Invested Enterprises ("FIE"), the Company's subsidiaries that are FIEs in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies' discretion.

The following table presents the Group's appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2020, 2021 and 2022:

| | For the Year Ended December 31, | | |
| | 2020 | 2021 | **2022** |
	RMB in thousands		
Appropriations to general reserve funds and statutory surplus funds	4,421	6,737	**11,552**

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

aa) Noncontrolling interests

For the Company's majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

The noncontrolling interests will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.

bb) Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

cc) Segment reporting

Based on the criteria established by ASC 280, *Segment Reporting*, the Group's chief operating decision maker has been identified as the Chairman of the Board of Directors and CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

dd) Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized on the consolidated statements of operations and comprehensive loss.

For the Company's majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company.

If a business combination is under common control, the acquired assets and liabilities are recognized at their historical book value. The consolidated financial statements include the results of the acquired entities from the earliest date presented or, if more recent, from the date when the entities first came under common control, regardless of the date of the combination. Consolidated financial statements for prior years would also be retrospectively adjusted for periods during which the entities were under common control.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

ee) Recently issued accounting pronouncements

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. CONCENTRATIONS AND RISKS

a) Telecommunications service provider

The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Total number of telecommunications service providers	116	126	**153**
Number of service providers providing 10% or more of the Group's servers and bandwidth expenditure	3	3	**3**
Total percentage of the Group's servers and bandwidth expenditure provided by 10% or greater service providers	55%	55%	**45%**

Notes to the Consolidated Financial Statements

3. CONCENTRATIONS AND RISKS (Continued)

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group's exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, short-term loan, long-term debt and accounts payable denominated in the U.S. dollars. Most of the Group's revenues, costs and expenses are denominated in RMB, while the short-term loan, long-term debt and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Group's cash flows, revenues, earnings and financial positions.

c) Credit risk

The Group's financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, accounts receivable, and money market funds (recorded in the short-term investments) and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2021 and 2022, substantially all of the Group's cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group's accounts receivable balance as of December 31, 2021 and 2022.

d) Major customers and supplying channels

No single customer represented 10% or more of the Group's net revenues for the years ended December 31, 2020, 2021 and 2022.

The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 11% of the Group's total net revenues for the year ended December 31, 2020. And there is no single distribution channel of mobile games generated 10% or more of the Group's net revenues for the years ended December 31, 2021 and 2022.

e) Mobile games

Mobile game revenues accounted for 40%, 26% and 23% of the Group's total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

Notes to the Consolidated Financial Statements

3. CONCENTRATIONS AND RISKS (Continued)

e) Mobile games (Continued)

One mobile game individually contributing more than 10% of the Group's total net revenues for the year ended December 31, 2020 was as follows. No mobile games individually contributed more than 10% of the Group's total net revenues for the years ended December 31, 2021 and 2022.

	For the Year Ended December 31,		
	2020	2021	**2022**
Mobile game 1	11%	N/A	**N/A**

4. ACCOUNTS RECEIVABLE, NET

An aging analysis of the accounts receivable as of December 31, 2021 and 2022, based on the recognition date before provisions, is as follows:

	For the Year Ended December 31,	
	2021	**2022**
	RMB in thousands	
Within 3 months	1,096,308	**897,411**
Between 3 months and 6 months	293,351	**248,274**
Between 6 months and 1 year	103,966	**223,878**
More than 1 year	112,842	**180,895**
Less: Provisions	(224,139)	**(221,874)**
Total	1,382,328	**1,328,584**

Notes to the Consolidated Financial Statements

5. PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets:

	December 31, 2021	December 31, 2022
	RMB in thousands	
Prepayments for revenue sharing cost*	1,117,431	559,178
Inventories, net	455,767	437,451
Prepayments for sales tax	523,282	435,373
Prepayments of marketing and other operational expenses	181,764	125,685
Interest income receivable	10,927	79,641
Prepayments to inventory suppliers	94,746	76,598
Prepayments for content cost	73,496	62,564
Deposits	106,555	31,461
Loans to investees or ongoing investments	68,681	25,458
Prepayments /receivables relating to jointly invested content	36,246	22,901
Others	138,153	94,263
Total	2,807,048	1,950,573

* App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheets as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users.

Notes to the Consolidated Financial Statements

6. SHORT-TERM INVESTMENTS

The following is a summary of short-term investments:

	December 31, 2021	December 31, 2022
	RMB in thousands	
Financial products	13,583,580	3,580,792
Investments in publicly traded companies	1,426,946	1,042,660
Money market funds	50,196	—
Total	15,060,722	4,623,452

For the years ended December 31, 2020, 2021 and 2022, the Group recorded investment income of RMB74.0 million, RMB138.3 million and RMB18.2 million related to short-term investments on the consolidated statements of operations and comprehensive loss, respectively.

7. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	December 31, 2021	December 31, 2022
	RMB in thousands	
Leasehold improvements	221,280	282,007
Servers and computers	2,277,947	2,830,434
Others	59,871	64,595
Total	2,559,098	3,177,036
Less: accumulated depreciation	(1,208,842)	(1,949,873)
Net book value	1,350,256	1,227,163

Depreciation expenses were RMB326.5 million, RMB538.6 million and RMB755.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment was recognized for any of periods presented.

Notes to the Consolidated Financial Statements

8. INTANGIBLE ASSETS, NET

The following is a summary of intangible assets, net:

	As of December 31, 2021		
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands		
Licensed copyrights of content	5,567,213	(3,245,622)	2,321,591
License rights of mobile games	455,687	(229,559)	226,128
Intellectual property and others	1,674,232	(386,351)	1,287,881
Total	7,697,132	(3,861,532)	3,835,600

	As of December 31, 2022		
	Gross carrying value	**Accumulated amortization**	**Net carrying value**
	RMB in thousands		
Licensed copyrights of content	**7,131,626**	**(4,622,992)**	**2,508,634**
License rights of mobile games	**427,726**	**(300,659)**	**127,067**
Intellectual property and others	**2,337,508**	**(646,419)**	**1,691,089**
Total	**9,896,860**	**(5,570,070)**	**4,326,790**

Amortization expenses were RMB1,395.1 million, RMB1,903.2 million and RMB2,581.3 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charge was recognized for any of the periods presented.

Notes to the Consolidated Financial Statements

8. INTANGIBLE ASSETS, NET (Continued)

As of December 31, 2022, the licensed copyrights of content have weighted-average useful lives of 4.04 years. The intangible assets amortization expense for future years is expected to be as follows:

	Intangible assets amortization expense RMB in thousands
2023	1,443,225
2024	901,334
2025	533,749
2026	371,679
2027	242,666
Thereafter	834,137
Total expected amortization expense	**4,326,790**

9. GOODWILL

	December 31, 2021	**December 31, 2022**
	RMB in thousands	
Beginning balance	1,295,786	**2,338,303**
Additions (Note 27)	1,042,517	**386,827**
Ending balance	2,338,303	**2,725,130**

No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

Notes to the Consolidated Financial Statements

10. LONG-TERM INVESTMENTS, NET

The Group's long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2021	December 31, 2022
	RMB in thousands	
Equity investments accounted for using the measurement alternative	3,344,465	**2,844,630**
Equity investments accounted for using the equity method	1,235,289	**1,923,144**
Investments accounted for at fair value	922,770	**883,244**
Total	5,502,524	**5,651,018**

Equity investments using the measurement alternative

The Group elects to use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in "Investment income/(loss), net (including impairments)" equal to the difference between the carrying value and fair value.

Nil, RMB31.5 million re-measurement loss and RMB152.2 million re-measurement gain of equity investments accounted for using the measurement alternative was recognized for the years ended December 31,2020, 2021 and 2022, respectively.

The Group recorded impairment charges for long-term investments of RMB8.0 million, RMB91.5 million and RMB465.6 million as "Investment income/(loss), net (including impairments)" for the years ended December 31, 2020, 2021 and 2022, respectively. When events or changes in circumstances that indicate the fair value of the investments may be less than their carrying value, included but not limited to, the investees' unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, the Group made evaluation and determined the fair value of these investments was less than their carrying value and impairment loss was recognized accordingly.

Notes to the Consolidated Financial Statements

10. LONG-TERM INVESTMENTS, NET (Continued)

Equity investments using the measurement alternative (continued)

The Company disposes several equity investments of the Group with the carrying amount of nil, RMB10.4 million, RMB493.1 million for the years ended December 31, 2020, 2021 and 2022, respectively. The difference between the consideration and their carrying value was recognized as "Investment income/(loss), net (including impairments)". Nil, RMB0.8 million and RMB171.3 million disposal gain was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

Equity investments accounted for using the equity method

RMB50.5 million, RMB37.2 million and RMB211.6 million of the Group's proportionate share of equity investee's net loss, was recognized in "Investment income/(loss), net (including impairments)" for the years ended December 31,2020, 2021 and 2022, respectively.

Investments accounted for at fair value

Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities more than one year and investments in publicly traded companies with an intention of holding more than one year. A gain of RMB24.9 million, and a loss of RMB156.0 million and RMB198.6 million resulted from the change in fair value was recognized in "Investment income/(loss), net (including impairments)" for the years ended December 31,2020, 2021 and 2022, respectively.

11. TAXATION

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Current income tax expenses	48,081	102,715	**122,451**
Withholding income tax expenses	18,754	14,066	**18,189**
Deferred tax benefits	(13,466)	(21,492)	**(36,495)**
Total	53,369	95,289	**104,145**

Notes to the Consolidated Financial Statements

11. TAXATION (Continued)

a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

British Virgin Islands ("BVI")

Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits for the years ended December 31, 2020, 2021 and 2022, respectively.

China

The Enterprise Income Tax ("EIT Law"), which became effective on January 1, 2008, applies a uniform enterprise income tax ("EIT") rate of 25% to both foreign-invested enterprises ("FIEs") and domestic companies. Preferential tax treatments will be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as "Software Enterprises", "Key Software Enterprises", "Encouraged Enterprises" and/or "High and New Technology Enterprises" ("HNTEs").

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Certain subsidiaries were qualified as HNTEs or Encouraged Enterprises and enjoyed a preferential income tax rate at 15% for the corresponding years from the year they are qualified, respectively, provided that they continue to qualify as HNTEs or Encouraged Enterprises during such periods.

Notes to the Consolidated Financial Statements

11. TAXATION (Continued)

a) **Income taxes (Continued)**

China (Continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,		
	2020	2021	**2022**
	%	%	**%**
Statutory income tax rate	25.00	25.00	**25.00**
Permanent differences	0.60	(1.19)	**6.74**
Tax rate difference from statutory rate in other jurisdictions*	(3.90)	(1.43)	**(3.19)**
Tax effect of preferential tax treatments	(8.29)	(7.94)	**(8.91)**
Withholding tax	(0.63)	(0.21)	**(0.25)**
Change in valuation allowance	(14.56)	(15.65)	**(20.79)**
Effective income tax rate	(1.78)	(1.42)	**(1.40)**

* It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands.

As of December 31, 2022, certain entities of the Group had net operating tax loss carry forwards as follows:

	RMB in thousands
Loss expiring in 2023	**88,466**
Loss expiring in 2024	**189,744**
Loss expiring in 2025	**269,421**
Loss expiring in 2026	**952,055**
Loss expiring in 2027 and thereafter	**14,406,710**
Total	**15,906,396**

Notes to the Consolidated Financial Statements

11. TAXATION (Continued)

b) Sales tax

The Group's majority of subsidiaries and VIEs incorporated in China are subject to value added tax ("VAT") for services rendered at a rate of 6% and for goods sold mainly at a rate of 13% depending on their categories in different periods. All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group's advertising revenues are also subject to culture business construction fee at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.

c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB in thousands	
Deferred tax assets:		
Deferred revenue	143,688	473,200
Accrued expenses and other payables	150,092	112,780
Advertising expenses in excess of deduction limit	130,720	284,205
Net operating tax loss carry forwards	1,662,884	2,684,042
Others	71,048	146,831
Total deferred tax assets	2,158,432	3,701,058
Less: valuation allowance	(2,122,077)	(3,657,467)
Net deferred tax assets	36,355	43,591
Deferred tax liabilities		
Acquired intangible assets (Note 27)	(82,191)	(110,923)
Total deferred tax liabilities	(82,191)	(110,923)

Notes to the Consolidated Financial Statements

11. TAXATION (Continued)

c) **Deferred tax assets and liabilities (continued)**

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2022, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not that the benefits of the deferred tax assets will not be realized.

The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate	Addition	Expiration of loss carry forward and impact of disposal of subsidiaries	Balance at December 31
			RMB in thousands		
2020	(537,359)	105	(484,445)	44,366	(977,333)
2021	(977,333)	—	(1,154,342)	9,598	(2,122,077)
2022	**(2,122,077)**	**—**	**(1,543,301)**	**7,911**	**(3,657,467)**

d) **Withholding income tax on dividends**

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to "conduit" or shell companies without business substance and that a beneficial ownership analysis will be used based on a "substance-over-form" principle to determine whether or not to grant the tax treaty benefits.

Notes to the Consolidated Financial Statements

11. TAXATION (Continued)

d) Withholding income tax on dividends (Continued)

To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as most of which were still in accumulated deficit position.

12. ACCOUNTS PAYABLE

An aging analysis of the accounts payable as of December 31, 2021 and 2022, based on the recognition date, after credit period, is as follows:

	For the Year Ended December 31,	
	2021	**2022**
	RMB in thousands	
Within 3 months	3,227,152	**2,977,735**
Between 3 months and 6 months	597,032	**623,799**
Between 6 months and 1 year	402,775	**392,474**
More than 1 year	133,947	**297,648**
Total	4,360,906	**4,291,656**

The accounts payable is non-interest-bearing.

13. TAXES PAYABLE

The following is a summary of taxes payable as of December 31, 2021 and 2022:

	December 31, 2021	**December 31, 2022**
	RMB in thousands	
EIT payable	69,773	**109,864**
VAT payable	52,614	**58,624**
Withholding income tax payable	29,242	**55,854**
Withholding individual income taxes for employees	44,968	**46,739**
Others	7,173	**45,163**
Total	203,770	**316,244**

Notes to the Consolidated Financial Statements

14. SHORT-TERM LOAN AND CURRENT PORTION OF LONG-TERM DEBT

	Balance at December 31, 2021,			Balance at December 31, 2022		
	Interest Rate Range	Maturity Date	Amount RMB in thousands	Interest Rate Range	Maturity Date	Amount RMB in thousands
Unsecured bank loans	3.60%~3.70%	Within 12 months	943,658	3.10%~3.70%	Within 12 months	1,242,882
Unsecured borrowing	3.95%	Within 12 months	288,448	3.79%	Within 12 months	240,871
2027 Notes (Note 16)	N/A	N/A	—	1.25%	Within 12 months	5,137,633
Total			1,232,106			6,621,386

15. ACCRUED LIABILITIES AND OTHER PAYABLES

The following is a summary of accrued liabilities and other payables as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB in thousands	
Accrued marketing expenses	1,321,776	777,572
Leasing liabilities — current portion	206,758	238,687
Payables to producers and licensors	139,951	159,950
Consideration payable for acquisitions and investments	526,453	110,518
Professional fees	64,510	94,342
Deposits	40,445	48,637
Interest payable	26,469	17,731
Advances from/payables to third parties	14,386	6,420
Other staff related cost	5,325	5,372
Others	70,882	75,733
Total	2,416,955	1,534,962

Notes to the Consolidated Financial Statements

16. CONVERTIBLE SENIOR NOTES

April 2026 Notes

In April 2019, the Group issued US$500.0 million of April 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.

Holders of the April 2026 Notes may require the Company to repurchase all or part of their April 2026 Notes in cash on April 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the years ended December 31, 2020, 2021 and 2022, the April 2026 Notes related interest expense was US$8.5 million, US$7.6 million and US$7.3 million (RMB49.3 million), respectively.

2027 Notes

In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.

Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the year ended December 31,2020, 2021 and 2022, the 2027 Notes related interest expense was US$6.9 million, US$11.9 million and US$ 11.8 million (RMB79.3 million), respectively.

As of December 31, 2022, RMB5,137.6 million (US$737.7 million) of 2027 Notes are short-term in nature because the 2027 Notes holder had a non-contingent option to require the Group to repurchase for cash all or any portion of their 2027 Notes within one year.

Notes to the Consolidated Financial Statements

16. CONVERTIBLE SENIOR NOTES (Continued)

December 2026 Notes

In November 2021, the Group issued US$1,600 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder's option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company's election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion.

Holders of the December 2026 Notes may require the Company to repurchase all or part of their December 2026 Notes in cash on December 1, 2024, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the years ended December 31,2021 and 2022, the December 2026 Notes related interest expense was US$1.4 million and US$11.0 million (RMB73.4 million).

The Company accounted for the April 2026 Notes, 2027 Notes and December 2026 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes and December 2026 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method.

As of December 31, 2021 and 2022, the principal amount of April 2026 Notes was RMB2,737.5 million and RMB2,990.2 million, respectively. The unamortized debt issuance costs were RMB39.8 million and RMB33.4 million as of December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the principal amount of 2027 Notes was RMB5,100.6 million and RMB5,195.6 million, respectively. The unamortized debt issuance costs were RMB69.2 million and RMB58.0 million, respectively, as of December 31, 2021 and 2022.

As of December 31, 2021 and 2022, the principal amount of December 2026 Notes was RMB10,201.1 million and RMB5,792.6 million. The unamortized debt issuance costs were RMB146.0 million and RMB66.3 million as of December 31, 2021 and 2022, respectively.

During the year ended December 31 2021, US$70.6 million in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 2,854,253 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

Notes to the Consolidated Financial Statements

16. CONVERTIBLE SENIOR NOTES (Continued)

December 2026 Notes (Continued)

During the year ended December 31 2021, US$1,000 in aggregate principal amount of 2027 Notes were converted, pursuant to which the Company issued 24 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

During the year ended December 31 2022, US$14,000 in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 565 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

As of December 31, 2022, the Company repurchased an aggregate principal amount of US$768.3 million (RMB5.2 billion) of December 2026 Notes for a total cash consideration of US$568.6 million (RMB3.8 billion), with the gain of US$190.3 million (RMB1,289.5 million)

As of December 31, 2022, the Company repurchased an aggregate principal amount of US$54.0 million (RMB385.7 million) of 2027 Notes for a total cash consideration of US$49.3 million (RMB352.0 million), with the gain of US$4.1 million (RMB29.3 million).

The following table provides a summary of the Company's non-current portion of unsecured senior notes as of December 31, 2021 and December 31, 2022:

	December 31, 2021 Amounts	December 31, 2022 Amounts	Effective interest rate
	RMB in thousands		
April 2026 Notes	2,697,698	2,956,815	1.74%
2027 Notes	5,031,312	—	1.52%
December 2026 Notes	10,055,082	5,726,335	0.80%
Carrying value	17,784,092	**8,683,150**	
Unamortized discount and debt issuance costs	255,033	**99,698**	
Total principal amounts of unsecured senior notes	18,039,125	**8,782,848**	

As of December 31, 2022, the fair value of April 2026 Notes, 2027 Notes and December 2026 Notes, based on Level 2 inputs, was RMB12.9 billion.

As of December 31, 2022, RMB135.0 million, RMB9.2 billion and RMB5.2 billion in aggregate principal amount and interest expenses related to the above unsecured senior notes are expected to be repaid within one year, in 1-3 years and 3 years afterwards, respectively, unless earlier converted, redeemed or repurchased.

Notes to the Consolidated Financial Statements

17. ORDINARY SHARES

In April 2020, 17,310,696 ADSs, representing 17,310,696 Class Z Ordinary Shares, were issued and sold to Sony. The net proceeds to the Company from the offering, after deducting offering expenses, were US$399.4 million (RMB2,817.5 million).

In March 2021, the Company listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total of 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31, 2022.

18. EMPLOYEE BENEFITS

The Company's subsidiaries and the VIEs and subsidiaries of the VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company's Chinese subsidiaries and VIEs and subsidiaries of the VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group's employee welfare benefits expenses for the years ended December 31, 2020, 2021 and 2022:

| | For the Year Ended December 31, | | |
| | 2020 | 2021 | 2022 |
	RMB in thousands		
Contributions to medical and pension schemes	195,655	695,310	**934,876**
Other employee benefits	40,216	65,990	**99,303**
Total	235,871	761,300	**1,034,179**

Notes to the Consolidated Financial Statements

18. EMPLOYEE BENEFITS (Continued)

a) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group include two Directors for the years ended December 31, 2021 and 2022, respectively. All of these individuals have not received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office during the years ended December 31, 2021 and 2022, respectively. The emoluments to the highest paid individuals for the years ended December 31, 2021 and 2022 are as follows:

	Year Ended December 31,	
	2021	**2022**
	RMB in thousands	
Basic salaries	14,058	**8,139**
Share-based compensation expenses	450,160	**453,223**
Contributions to medical and pension schemes	556	**613**
Bonuses	—	**—**
Total	464,774	**461,975**

The number of non-director individuals whose remuneration fell within the following bands is as follows:

	Number of individuals	
	For the Year Ended December 31,	
	2021	**2022**
Emolument bands		
HK$20,500,001–HK$21,000,000	2	**2**
HK$36,000,001–HK$36,500,000	1	**—**
HK$43,000,001–HK$43,500,000	—	**1**
Total	3	**3**

Notes to the Consolidated Financial Statements

18. EMPLOYEE BENEFITS (Continued)

b) Directors' emoluments

The emoluments of Directors are set out below:

For the year ended December 31, 2021:

	Fees	Basic salaries	Bonuses	Contributions to medical and pension schemes	Share based compensation expenses	Total
			RMB in thousands			
Rui Chen	—	3,111	—	134	248,536	251,781
Ni Li	—	3,601	—	133	139,960	143,694
Yi Xu	—	1,570	—	132	—	1,702
JP Gan	—	—	—	—	1,800	1,800
Eric He	—	—	—	—	3,616	3,616
Feng Li	776	—	—	—	—	776
Guoqi Ding	775	—	—	—	—	775
Total	1,551	8,282	—	399	393,912	404,144

For the year ended December 31, 2022:

	Fees	Basic salaries	Bonuses	Contributions to medical and pension schemes	Share based compensation expenses	Total
			RMB in thousands			
Rui Chen	—	1,316	—	147	244,277	245,740
Ni Li	—	1,852	—	144	138,711	140,707
Yi Xu	—	1,066	—	144	—	1,210
JP Gan	—	—	—	—	991	991
Eric He	—	—	—	—	1,017	1,017
Feng Li	852	—	—	—	—	852
Guoqi Ding	852	—	—	—	—	852
Total	1,704	4,234	—	435	384,996	391,369

Notes to the Consolidated Financial Statements

18. EMPLOYEE BENEFITS (Continued)

b) Directors' emoluments (Continued)

(i)   Directors' termination benefits

No Directors' termination benefits subsisted at the end of the years or at any time during the years ended December 31, 2021 and 2022, respectively.

(ii) Consideration provided to or receivable by third parties for making available Directors' services

No consideration provided to or receivable by third parties for making available Directors' services subsisted at the end of the years or at any time during the years ended December 31, 2021 and 2022, respectively.

(iii) Information about loans, quasi-loans and other dealings in favour of Directors, controlled bodies corporate by and connected entities with such Directors

There were no loans, quasi-loans and other dealings in favour of Directors, their controlled bodies corporate and connected entities subsisted at the end of the years or at any time during the years ended December 31, 2021 and 2022, respectively.

(iv) Directors' material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the years or at any time during the years ended December 31, 2021 and 2022, respectively.

(v)   Waiver of Directors' emoluments

The non-executive Directors have not received any emoluments for the years ended December 31, 2021 and 2022. None of the other Directors waived or have agreed to waive any emoluments during the years ended December 31, 2021 and 2022, respectively.

19. SHARE-BASED COMPENSATION

a) Description of share option and RSUs plans

In July 2014, the Group adopted its Global Share Incentive Plan (the "Global Share Plan"), which permits the grant of options of the Company to relevant directors, officers, other employees and consultants of the Group. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the Global Share Plan, is 19,880,315 shares. The Global Share Plan was terminated on the Primary Conversion Effective Date.

Notes to the Consolidated Financial Statements

19. SHARE-BASED COMPENSATION (Continued)

a) Description of share option plans (Continued)

In February 2018, the Group adopted its 2018 Share Incentive Plan (the "2018 Plan") to provide additional incentives to employees, directors and consultants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 2022, is 33,132,989 shares.

As at the date on which the voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange becomes effective, the Group subsequently amended its 2018 Plan, under which the maximum aggregate number of Class Z ordinary shares may be issued pursuant to all awards is 30,673,710 Class Z ordinary shares, representing 10% of the total number of issued Class Z ordinary shares, which permits the grant of restricted share units ("RSUs") of the Company to relevant directors, officers, other employees and consultants of the Group.

Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of zero to six years and expire in six to seven years, and RSUs generally vest over a period of zero to four years.

RSUs

The following table presents a summary of the Group's service-based RSUs activities for the year ended December 31, 2022:

	Employees (In thousands)	Senior Management (In thousands)	Consultants (In thousands)	Total (In thousands)	Weighted Average Granted fair value US$
Outstanding at January 1, 2022	–	–	–	–	–
Granted	1,932	–	35	1,967	24.59
Vested	–	–	–	–	–
Forfeited	–	–	–	–	–
Unvested at December 31, 2022	**1,932**	**–**	**35**	**1,967**	**24.59**

The aggregate number of Class Z Ordinary Shares available for future grant under the 2018 Plan was 28,706,326 as of December 31, 2022.

Notes to the Consolidated Financial Statements

19. SHARE-BASED COMPENSATION (Continued)

a) Description of share option plans (Continued)

As of December 31, 2022, total unrecognized compensation expenses related to unvested service-based RSUs granted under the 2018 Plan, adjusted for estimated forfeitures, was RMB292.0 million, which is expected to be recognized over a weighted-average period of 3.9 years and may be adjusted for future changes in estimated forfeitures. There is no vested RSUs for the year ended December 31,2022.

Share options

a) Valuation assumptions

The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

| | For the Year Ended December 31, | | |
	2020	2021	**2022**
Expected volatility	50.1%–55.0%	53.0%–53.5%	**57.6%–58.0%**
Weighted average volatility	51.9%	53.2%	**57.9%**
Expected dividends	—	—	**—**
Risk-free rate	0.4%–0.7%	0.9%–1.4%	**2.7%–3.6%**
Contractual term (in years)	6–7	6–7	**6–7**

The expected volatility at each grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The weighted average volatility is the expected volatility at the grant date weighted by the number of the share options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Contractual term is the remaining contract life of the share options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the share option grant date.

Notes to the Consolidated Financial Statements

19. SHARE-BASED COMPENSATION (Continued)

Share options (Continued)

b) Share options activities

The following table presents a summary of the Group's share options activities for the years ended December 31, 2020, 2021 and 2022:

	Employees (In thousands)	Senior Management (In thousands)	Consultants (In thousands)	Total (In thousands)	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value (RMB in thousands)
Outstanding at January 1, 2020	8,274	3,655	245	12,174	0.0001	4.13	1,581,408
Granted	6,966	8,700	50	15,716	2.9007		
Exercised	(2,784)	(1,643)	(65)	(4,492)	0.0001		
Forfeited	(1,101)	—	—	(1,101)	0.4234		
Outstanding at December 31, 2020	11,355	10,712	230	22,297	2.0236	5.41	12,177,047
Outstanding at January 1, 2021	11,355	10,712	230	22,297	2.0236	5.41	12,177,047
Granted	3,927	—	21	3,948	0.0001		
Exercised	(2,094)	(1,101)	(68)	(3,263)	0.0001		
Forfeited	(472)	—	—	(472)	0.0001		
Outstanding at December 31, 2021	12,716	9,611	183	22,510	2.0010	5.01	6,372,503
Outstanding at January 1, 2022	**12,716**	**9,611**	**183**	**22,510**	**2.0010**	**5.01**	**6,372,503**
Granted	**5,661**	**6**	**162**	**5,829**	**0.0036**		
Exercised	**(2,575)**	**(1,204)**	**(150)**	**(3,929)**	**0.0001**		
Forfeited	**(2,500)**	**—**	**—**	**(2,500)**	**0.2331**		
Outstanding at December 31, 2022	**13,302**	**8,413**	**195**	**21,910**	**2.0283**	**4.70**	**3,305,336**
Exercisable at December 31, 2022	**2,113**	**2,580**	**22**	**4,715**	**2.8747**	**4.00**	**778,043**

Notes to the Consolidated Financial Statements

19. SHARE-BASED COMPENSATION (Continued)

Share options (Continued)

b) Share options activities (Continued)

The weighted average grant date fair value of share options granted for the years ended December 31, 2020, 2021 and 2022 was RMB262.0, RMB423.6 and RMB126.8 (US$18.5) per share, respectively.

As of December 31, 2022, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB3,415.8 million, which is expected to be recognized over a weighted-average period of 3.5 years and may be adjusted for future changes in estimated forfeitures.

20. NET LOSS PER SHARE

For the years ended December 31, 2020, 2021 and 2022, the Company had potential ordinary shares, including share options, RSUs granted, and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2020, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the year ended December 31, 2020, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes and 2027 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 8,927,697 shares, 20,202,000 shares and 19,641,280 shares, respectively.

For the year ended December 31, 2021, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 13,249,083 shares, 18,706,486 shares,19,641,274 shares and 17,027,040 shares, respectively.

For the year ended December 31, 2022, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 2,069,570 shares, nil, 17,347,721 shares, 19,382,489 shares and 14,466,365 shares, respectively.

Notes to the Consolidated Financial Statements

20. NET LOSS PER SHARE (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands, except for share and per share data		
Numerator:			
Net loss	(3,054,017)	(6,808,739)	**(7,507,653)**
Accretion to redeemable noncontrolling interests	(4,292)	—	**—**
Net loss attributable to noncontrolling interests	46,605	19,511	**10,640**
Net loss attributable to Bilibili Inc.'s shareholders for basic/dilutive net loss per share calculation	(3,011,704)	(6,789,228)	**(7,497,013)**
Denominator:			
Weighted average number of ordinary shares outstanding, basic	345,816,023	379,898,121	**394,863,584**
Weighted average number of ordinary shares outstanding, diluted	345,816,023	379,898,121	**394,863,584**
Net loss per share, basic	(8.71)	(17.87)	**(18.99)**
Net loss per share, diluted	(8.71)	(17.87)	**(18.99)**

21. COMMITMENTS AND CONTINGENCIES

a) Commitments

Long-term and short-term debt obligations

The Group's long-term debt obligations are to repay the principal amount and cash interests in connection with the April 2026 Notes, 2027 Notes and December 2026 Notes. The expected repayment schedules of the April 2026 Notes, 2027 Notes and December 2026 Notes has been disclosed in Note 16.

b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows.

However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2021 and 2022.

Notes to the Consolidated Financial Statements

22. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Purchases of goods and services	35,131	117,116	**206,931**
(Acquire of)/Transfer of long-term investments[1]	(110,039)	(40,837)	**275,000**
Purchase of noncontrolling interests of Chaodian Inc. ("Chaodian")[2]	257,288	—	**—**
Capital contribution/Loans to an entity[3] ("Entity")	—	2,785,314	**—**
Investment income and interest income	2,238	14,366	**78,827**
Sales of goods and services	4,915	9,136	**13,953**

The Group had the following significant related party balances as of December 31, 2021 and 2022, respectively:

	December 31, 2021	**December 31, 2022**
	RMB in thousands	
Amount due from related parties		
Due from investment funds[1]	48,135	**103,689**
Due from the Entity[3]	1,709,689	**1,308,652**
Due from other investees	283,492	**182,579**
Total	2,041,316	**1,594,920**
Amount due to related parties[4]	216,434	**108,307**

1. In July 2020, the Company acquired certain equity interests of two investments from one investment fund, of which the Company is its limited partner. The consideration was RMB110.0 million. In 2022, the Company transferred several equity investments of the Group to another investment fund, of which the Company is its limited partner. The consideration was RMB275.0 million. The balances due from the investment funds as of December 31, 2021 and December 31, 2022 were consideration receivables related to the equity investments transferred, which are non-trade in nature.

2. In September 2020, the Company acquired the rest equity interests of Chaodian from certain noncontrolling shareholders, which included some related parties of the Company. The consideration was determined by referenced to a third-party valuer's valuation and the considerations were settled in 2020.

3. The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The balance as of December 31, 2021 and 2022 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were 3.3%.

4. The balances as of December 31, 2021 and 2022 mainly represent considerations related to long-term investments, which are non-trade in nature.

Notes to the Consolidated Financial Statements

23. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group's CODM is Mr. Rui Chen, the Chairman of the Board of Directors and CEO.

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group's operating segment is based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

Substantially the majority of the Group's revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

24. FAIR VALUE MEASUREMENT

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measures investments in money market funds, financial products and equity investments in publicly traded companies at fair value.

Money market funds and equity investments in publicly traded companies. The Group values its money market funds and equity investments in publicly traded companies using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Financial products. The Group values its financial products investments held in certain banks or other financial institutions using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Accounts receivable, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, accrued liabilities, short-term loan and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.

Notes to the Consolidated Financial Statements

24. FAIR VALUE MEASUREMENT (Continued)

The Group measures equity investments accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured during the years ended December 31,2020, 2021 and 2022, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

25. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB7.8 billion or 51.2% of the Company's total consolidated net assets as of December 31, 2022. Furthermore, cash transfers from the Company's PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company's shareholders.

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries and the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.

Notes to the Consolidated Financial Statements

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed balance sheets

	December 31, 2021	December 31, 2022
	RMB in thousands	
Cash and cash equivalents	1,748,896	270,138
Time deposits	7,625,337	4,067,326
Amounts due from Group companies	23,306,176	22,313,954
Prepayments and other current assets	11,773	61,631
Short-term investments	13,107,720	1,091,044
Long-term investments, net	1,448,100	1,157,990
Investment in subsidiaries and net assets of VIEs and VIEs' subsidiaries	—	226,249
Total assets	47,248,002	**29,188,332**
Short-term loan and current portion of long-term debt	—	**5,137,633**
Deferred revenue	40,167	**32,513**
Accrued liabilities and other payables	126,512	**97,208**
Other long-term payable	17,784,092	**8,683,150**
Deficit in subsidiaries and net loss of VIEs and VIEs' subsidiaries	7,593,564	**—**
Total liabilities	25,544,335	**13,950,504**
Total Bilibili Inc's shareholders' equity	21,703,667	**15,237,828**
Total shareholders' equity	21,703,667	**15,237,828**
Total liabilities and shareholders' equity	47,248,002	**29,188,332**

Notes to the Consolidated Financial Statements

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of comprehensive loss and cash flows

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Total costs and expenses	(44,090)	(12,405)	**(30,558)**
Net loss from subsidiaries and net loss of VIEs and VIEs' subsidiaries	(2,940,906)	(6,713,764)	**(7,685,211)**
(Loss)/Gain from non-operations	(26,708)	(63,059)	**218,756**
Loss before income tax expenses	(3,011,704)	(6,789,228)	**(7,497,013)**
Net loss	(3,011,704)	(6,789,228)	**(7,497,013)**

	For the Year Ended December 31,		
	2020	2021	**2022**
	RMB in thousands		
Net cash used in operating activities	(113,574)	(104,672)	**(650,630)**
Purchase of short-term investments	(455,347)	(48,781,106)	**(33,683,941)**
Maturities of short-term investments	465,726	36,744,305	**45,951,288**
Placements of time deposits	(9,604,228)	(10,658,126)	**(4,878,180)**
Maturities of time deposits	4,925,241	7,600,828	**9,133,225**
Investments in and loans to subsidiaries, VIEs and VIEs' subsidiaries	(5,102,250)	(11,168,671)	**(13,131,173)**
Other investing activities	(600,067)	(1,153,850)	**283,028**
Net cash (used in)/provided by investing activities	(10,370,925)	(27,416,620)	**3,674,247**
Proceeds from exercise of employees' share options	3	3	**4**
Proceeds from issuance of ordinary shares, net of issuance costs of US$563 and HKD337,143, nil, respectively	2,817,458	19,288,423	**—**
Repurchase of convertible senior notes	—	—	**(4,201,506)**
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857, US$23,402 and nil, respectively	5,594,779	10,085,520	**—**
Repurchase of shares	—	—	**(347,581)**
Net cash provided by/ (used in) financing activities	8,412,240	29,373,946	**(4,549,083)**

Notes to the Consolidated Financial Statements

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Statements of changes in shareholders' equity

(all amounts in thousands, except for share data)

	Ordinary shares								
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity
	Shares	Amount	Shares	Amount					
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	7,052,484
Net loss	–	–	–	–	–	–	–	(3,007,412)	(3,007,412)
Impact of adoption of credit loss guidance	–	–	–	–	–	–	–	(17,900)	(17,900)
Share-based compensation	–	–	–	–	385,898	–	–	–	385,898
Share issuance from exercise of share options	–	–	4,491,566	3	–	–	–	–	3
Issuance ordinary shares related to long-term investment	–	–	–	–	277,467	–	–	–	277,467
Issuance of ordinary shares, net of issuance costs of US$563	–	–	17,310,696	12	2,817,446	–	–	–	2,817,458
Shares redesignation	(1,649,700)	(1)	1,649,700	1	–	–	–	–	–
Accretion to redeemable noncontrolling interests	–	–	–	–	(4,292)	–	–	–	(4,292)
Acquisition of subsidiaries	–	–	270,435	*	120,865	–	–	–	120,865
Purchase of noncontrolling interests	–	–	1,731,100	1	300,728	–	–	–	300,729
Appropriation to statutory reserves	–	–	–	–	–	4,421	–	(4,421)	–
Foreign currency translation adjustment	–	–	–	–	–	–	(325,100)	–	(325,100)
Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	7,600,200

* Less than 1.

Notes to the Consolidated Financial Statements

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Statements of changes in shareholders' equity (Continued)

(all amounts in thousands, except for share data)

	Ordinary shares								
	Class Y Ordinary Shares		Class Z Ordinary Shares				Accumulated other		Total
					Additional paid-in	Statutory	comprehensive	Accumulated	shareholders'
	Shares	Amount	Shares	Amount	capital	reserves	income /(loss)	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	7,600,200
Net loss	–	–	–	–	–	–	–	(6,789,228)	(6,789,228)
Share-based compensation	–	–	–	–	999,817	–	–	–	999,817
Share issuance from exercise of share options	–	–	3,262,562	3	–	–	–	–	3
Share issuance upon secondary public offering ("HK IPO"), net of issuance costs of HKD337,143	–	–	28,750,000	18	19,266,792	–	–	–	19,266,810
Acquisition of subsidiaries	–	–	2,056,825	1	632,747	–	–	–	632,748
Issuance of Class Z ordinary shares related to long-term investments	–	–	1,045,700	1	(1)	–	–	–	–
Share issuance upon the conversion of convertible senior notes	–	–	2,854,277	3	449,908	–	–	–	449,911
Appropriation to statutory reserves	–	–	–	–	–	6,737	–	(6,737)	–
Purchase of noncontrolling interests	–	–	715,271	1	(35,604)	–	–	–	(35,603)
Foreign currency translation adjustment	–	–	–	–	–	–	(420,991)	–	(420,991)
Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	21,703,667

Notes to the Consolidated Financial Statements

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Statements of changes in shareholders' equity (Continued)

(all amounts in thousands, except for share data)

	Ordinary shares						Accumulated		
	Class Y Ordinary Shares		Class Z Ordinary Shares				other		Total
					Additional paid-in capital	Statutory reserves	comprehensive (loss)/income	Accumulated deficit	shareholders' equity
	Shares	Amount	Shares	Amount					
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	**83,715,114**	**52**	**306,889,473**	**199**	**35,929,961**	**24,621**	**(279,862)**	**(13,971,304)**	**21,703,667**
Net loss	–	–	–	–	–	–	–	(7,497,013)	(7,497,013)
Share-based compensation	–	–	–	–	1,040,683	–	–	–	1,040,683
Share issuance from exercise of share options	–	–	3,929,433	4	–	–	–	–	4
Purchase of noncontrolling interests	–	–	45,000	*	*	–	–	–	–
Share issuance upon the conversion of convertible senior notes	–	–	565	*	96	–	–	–	96
Repurchase of shares	–	–	(2,640,832)	(2)	(347,579)	–	–	–	(347,581)
Appropriation to statutory reserves	–	–	–	–	–	11,552	–	(11,552)	–
Foreign currency translation adjustments	–	–	–	–	–	–	337,972	–	337,972
Balance at December 31, 2022	**83,715,114**	**52**	**308,223,639**	**201**	**36,623,161**	**36,173**	**58,110**	**(21,479,869)**	**15,237,828**

* Less than 1.

Notes to the Consolidated Financial Statements

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Basis of presentation

The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries and net assets of VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Shares in the subsidiaries' loss and loss of VIEs and VIE's subsidiaries are presented as "Loss from subsidiaries and net loss of VIEs and VIEs' subsidiaries" in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group' consolidated financial statements.

27. ACQUISITIONS

Transactions with Chaodian

Prior to 2020, the Group held 63.6% of equity interest in Chaodian. In September 2020, the Company acquired the rest of noncontrolling interests of Chaodian, with the total consideration of RMB744.6 million including with a cash consideration of RMB250.5 million and 1,731,100 Class Z ordinary shares. The consideration was determined by referenced to a third-party valuer's valuation. The difference between the total consideration and the carrying value of the noncontrolling interest of Chaodian was recognized as additional paid-in capital, amounting to RMB193.3 million. Following the completion of this transaction, the Company held 100% of equity interest in Chaodian.

Transactions with one animation content production company ("Anime Business")

Prior to 2021, the Group held 8.1% equity share of Anime Business through several investments with preferred rights, which was accounted for as long-term investments using alternative measure method. In January 2021, the Group acquired remaining equity with the total consideration of RMB612.3 million, including the cash consideration of RMB369.1 million and 400,000 restricted Class Z ordinary shares. Upon the completion of this transaction in January 2021, the Group held 100% of equity interests in the Anime Business, which became a consolidated subsidiary of the Group.

Notes to the Consolidated Financial Statements

27. ACQUISITIONS (Continued)

Transactions with one animation content production company ("Anime Business") (Continued)

The consideration of acquisition of Anime Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount RMB in thousands	Amortization Period
Net assets acquired	189,763	
Intangible assets		
— Brand	85,000	8 years
— Vendor relationship	75,000	10 years
— Non-compete clause	54,000	6 years
Goodwill	283,402	
Total	**687,165**	

Total purchase price comprised of:

	Amount RMB in thousands
Cash consideration	369,124
Share consideration	243,203
Fair value of previously held equity interests	74,838
Total	**687,165**

Goodwill arising from this acquisition was attributable to the synergies between ability of animation content production and the Group's strategy to expand its content library.

Transactions with one Comics distribution company ("Comics Business")

In November 2021, the Company signed an agreement to acquire all of the equity interests in Comics Business with a total cash consideration of RMB600.0 million. Upon the completion of this transaction, the Group held 100% of equity interests in the Comics Business, which became a consolidated subsidiary of the Group.

Notes to the Consolidated Financial Statements

27. ACQUISITIONS (Continued)

Transactions with one Comics distribution company ("Comics Business") (Continued)

The consideration of acquisition of Comics Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount RMB in thousands	Amortization Period
Net assets acquired	48,764	
Intangible assets		
—Brand	23,000	10 years
—User base	11,000	3 years
—Copyrights	269,000	8 years
—Technology	4,000	3 years
—Non-compete clause	5,000	2 years
Deferred tax liabilities	(42,133)	
Goodwill	281,369	
Total	**600,000**	

Total purchase price comprised of:

	Amount RMB in thousands
Cash consideration	600,000

Goodwill arising from this acquisition was attributable to the synergies between ability of comics distribution and the Group's strategy to expand its content library.

Notes to the Consolidated Financial Statements

27. ACQUISITIONS (Continued)

Transactions with one game development company ("Game Business")

In February 2022, the Company signed an agreement to acquire all of the equity interests in Game Business with a total cash consideration of RMB800.0 million. Upon the completion of this transaction, the Group held 100 % of equity interests in the Game Business, which became a consolidated subsidiary of the Group.

The consideration of acquisition of Game Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount RMB in thousands	Amortization Period
Net assets acquired	333,830	
Intangible assets		
—Non-compete clause	111,000	6 years
—Others	50,965	5 years
Deferred tax liabilities	(40,491)	
Goodwill	344,696	
Total	**800,000**	

Total purchase price comprised of:

	Amount RMB in thousands
Cash consideration	800,000

Goodwill arising from this acquisition was attributable to the Group's strategy to expand its self-developed capacity in game development.

Notes to the Consolidated Financial Statements

27. ACQUISITIONS (Continued)

Other acquisitions

For the years ended December 31, 2020, 2021 and 2022, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group's other acquisitions are summarized in the following table:

	For the Year Ended December 31,			Amortization
	2020	2021	**2022**	Period
		Amount		
		RMB in thousands		
Net assets acquired	18,495	28,320	**85,369**	
Intangible assets				
—Brand	—	66,000	**—**	5 years
—Customer relationship	—	83,000	**—**	5 years
—Non-compete clause	—	28,000	**9,000**	6 years
—Others	160,636	71,100	**61,000**	1 to 10 years
Deferred tax liabilities	(49,140)	—	**(17,500)**	
Goodwill	283,760	477,746	**42,131**	
Total	413,751	754,166	**180,000**	

Notes to the Consolidated Financial Statements

27. ACQUISITIONS (Continued)

Other acquisitions (Continued)

Total purchase price comprised of:

	For the Year Ended December 31,		
	2020	2021	**2022**
	Amount		
	RMB in thousands		
Cash consideration	295,323	244,949	**150,000**
Share consideration	118,428	391,244	**—**
Fair value of previously held equity interests	—	117,973	**30,000**
Total	413,751	754,166	**180,000**

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020, 2021 and 2022, either individually or in aggregate.

28. SUBSEQUENT EVENTS

On January 11, 2023, the Company completed an offering of 15,344,000 American depositary shares, each representing one Class Z ordinary share, par value US$0.0001 per share of the Company (the "ADS Offering"), at US$26.65 per ADS. Shortly thereafter, the Company completed the exchange of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 (the "Exchange Notes") in privately negotiated transactions for the Company's issuance of ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from the ADS Offering. And the remaining net proceeds (after deducting selling commissions) of the ADS Offering is US$68.8 million.

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The audited consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of condensed consolidated statements of comprehensive (loss)/income data

	For the year ended December 31, 2022						
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Issuance costs Note(iv)	Share-based compensation Note(v)	Amounts as reported under IFRS
	RMB in thousands						
Total cost of revenues	(18,049,872)	–	–	–	–	(23,190)	(18,073,062)
Sales and marketing expenses	(4,920,745)	–	–	–	–	(9,108)	(4,929,853)
General and administrative expenses	(2,521,134)	–	39,863	–	–	(141,885)	(2,623,156)
Research and development expenses	(4,765,360)	–	–	–	–	(72,668)	(4,838,028)
Investment loss, net (including impairments)	(532,485)	–	–	(166,942)	–	–	(699,427)
Fair value change of convertible senior notes	–	4,293,269	–	–	–	–	4,293,269
Interest expense	(250,923)	202,671	(39,129)	–	–	–	(87,381)
Debt extinguishment gain/(loss)	1,318,594	(1,395,332)	–	–	–	–	(76,738)
Net loss	**(7,507,653)**	**3,100,608**	**734**	**(166,942)**	**–**	**(246,851)**	**(4,820,104)**

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of condensed consolidated statements of comprehensive (loss)/income data (Continued)

	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	For the year ended December 31, 2022 Equity investments using the measurement alternative Note(iii)	Issuance costs Note(iv)	Share-based compensation Note(v)	Amounts as reported under IFRS
				RMB in thousands			
Net loss attributable to the Bilibili Inc.'s shareholders	(7,497,013)	3,100,608	734	(166,942)	–	(246,851)	(4,809,464)
Total other comprehensive income	337,972	1,093,011	–	17,410	–	–	1,448,393
Comprehensive loss attributable to the Bilibili Inc.'s shareholders	(7,159,041)	4,193,619	734	(149,532)	–	(246,851)	(3,361,071)

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of condensed consolidated statements of comprehensive (loss)/income data (Continued)

	For the year ended December 31, 2021						
	Amounts as reported under U.S. GAAP	Convertible senior notes	Leases	Equity investments using the measurement alternative	Issuance costs	Share-based compensation	Amounts as reported under IFRS
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	
	RMB in thousands						
Total cost of revenues	(15,340,537)	–	–	–	–	(47,959)	(15,388,496)
Sales and marketing expenses	(5,794,853)	–	–	–	–	(27,788)	(5,822,641)
General and administrative expenses	(1,837,506)	–	22,825	–	(58,278)	(552,013)	(2,424,972)
Research and development expenses	(2,839,862)	–	–	–	–	(147,513)	(2,987,375)
Investment (loss)/income, net (including impairments)	(194,183)	–	–	219,726	–	–	25,543
Fair value change of convertible senior notes	–	9,355,682	–	–	–	–	9,355,682
Interest expense	(155,467)	137,787	(20,330)	–	–	–	(38,010)
Net (loss)/income	**(6,808,739)**	**9,493,469**	**2,495**	**219,726**	**(58,278)**	**(775,273)**	**2,073,400**
Net (loss)/income attributable to the Bilibili Inc.'s shareholders	**(6,789,228)**	**9,493,469**	**2,495**	**219,726**	**(58,278)**	**(775,273)**	**2,092,911**
Total other comprehensive (loss)/income	(420,991)	510,892	–	(165)	–	–	89,736
Comprehensive (loss)/income attributable to the Bilibili Inc.'s shareholders	**(7,210,219)**	**10,004,361**	**2,495**	**219,561**	**(58,278)**	**(775,273)**	**2,182,647**

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of condensed consolidated statements of comprehensive (loss)/income data (Continued)

	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	For the year ended December 31, 2020 Equity investments using the measurement alternative Note(iii)	Issuance costs Note(iv)	Share-based compensation Note(v)	Amounts as reported under IFRS
				RMB in thousands			
Total cost of revenues	(9,158,800)	–	–	–	–	(18,242)	(9,177,042)
Sales and marketing expenses	(3,492,091)	–	–	–	–	(12,463)	(3,504,554)
General and administrative expenses	(976,082)	–	8,915	–	–	(130,252)	(1,097,419)
Research and development expenses	(1,512,966)	–	–	–	–	(53,171)	(1,566,137)
Investment income, net (including impairments)	28,203	–	–	32,684	–	–	60,887
Fair value change of convertible senior notes	–	(15,440,467)	–	–	–	–	(15,440,467)
Interest expense	(108,547)	105,400	(15,006)	–	–	–	(18,153)
Net loss	**(3,054,017)**	**(15,335,067)**	**(6,091)**	**32,684**	**–**	**(214,128)**	**(18,576,619)**
Net loss attributable to the Bilibili Inc.'s shareholders	**(3,011,704)**	**(15,335,067)**	**(6,091)**	**32,684**	**–**	**(214,128)**	**(18,534,306)**
Total other comprehensive (loss)/income	(325,100)	769,840	–	–	–	–	444,740
Comprehensive loss attributable to the Bilibili Inc.'s shareholders	**(3,336,804)**	**(14,565,227)**	**(6,091)**	**32,684**	**–**	**(214,128)**	**(18,089,566)**

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of condensed consolidated balance sheets data

| | For the year ended December 31, 2022 | | | | | | |
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Issuance costs Note(iv)	Share-based compensation Note(v)	Amounts as reported under IFRS
				RMB in thousands			
Assets							
Long term investments, net	5,651,018	–	–	109,324	–	–	5,760,342
Other long-term assets	1,474,368	–	(12,677)	–	–	–	1,461,691
Total assets	**41,830,570**	**–**	**(12,677)**	**109,324**	**–**	**–**	**41,927,217**
Liabilities							
Short-term loan and current portion of long-term debt	6,621,386	21,842	–	–	–	–	6,643,228
Accrued liabilities and other payables	1,534,962	(14,980)	–	–	–	–	1,519,982
Long-term debt	8,683,150	(912,920)	–	–	–	–	7,770,230
Total liabilities	**26,590,983**	**(906,058)**	**–**	**–**	**–**	**–**	**25,684,925**
Total shareholders' equity	**15,239,587**	**906,058**	**(12,677)**	**109,324**	**–**	**–**	**16,242,292**

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of condensed consolidated balance sheets data (Continued)

	For the year ended December 31, 2021						
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Issuance costs Note(iv)	Share-based compensation Note(v)	Amounts as reported under IFRS
	RMB in thousands						
Assets							
Long term investments, net	5,502,524	–	–	258,856	–	–	5,761,380
Other long-term assets	1,459,485	–	(13,411)	–	–	–	1,446,074
Total assets	**52,053,151**	**–**	**(13,411)**	**258,856**	**–**	**–**	**52,298,596**
Liabilities							
Accrued liabilities and other payables	2,416,955	(22,000)	–	–	–	–	2,394,955
Long-term debt	17,784,092	3,309,582	–	–	–	–	21,093,674
Total liabilities	**30,337,085**	**3,287,582**	**–**	**–**	**–**	**–**	**33,624,667**
Total shareholders' equity	**21,716,066**	**(3,287,582)**	**(13,411)**	**258,856**	**–**	**–**	**18,673,929**

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes:

(i) Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the Group's convertible senior notes were designated as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk recognized in other comprehensive income, and the rest amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss.

(ii) Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use asset is recorded as lease expense and the interest expense is required to be presented in separate line item.

(iii) Equity investments using the measurement alternative

Under U.S. GAAP, the Group elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments are classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments are recognized in the profit or loss.

Notes to the Consolidated Financial Statements

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes: (Continued)

(iv) Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(v) Share-based compensation

Under U.S. GAAP, for the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method.

Under IFRS, for the options and RSUs granted to employees with service condition only, the graded vesting method must be applied.

Financial Summary

FIVE YEAR FINANCIAL SUMMARY

	For the Year Ended December 31,				
	2018	2019	2020	2021	**2022**
	(RMB in thousands)				
Condensed Statements of Operations and Comprehensive Loss Data:					
Net revenues	4,128,931	6,777,922	11,998,976	19,383,684	**21,899,167**
Gross profit	855,438	1,190,249	2,840,176	4,043,147	**3,849,295**
Loss before income tax expenses	(539,033)	(1,267,703)	(3,000,648)	(6,713,450)	**(7,403,508)**
Net loss	(565,021)	(1,303,570)	(3,054,017)	(6,808,739)	**(7,507,653)**
Net loss attributable to the Bilibili Inc's shareholders	(616,325)	(1,288,973)	(3,011,704)	(6,789,228)	**(7,497,013)**

	As of December 31,				
	2018	2019	2020	2021	**2022**
	(RMB in thousands)				
Condensed Balance Sheets Data:					
Total current assets	6,549,997	10,324,064	15,739,547	36,446,856	**24,452,888**
Total non-current assets	3,940,039	5,192,503	8,126,061	15,606,295	**17,377,682**
Total assets	10,490,036	15,516,567	23,865,608	52,053,151	**41,830,570**
Total liabilities	3,298,834	7,880,107	16,083,404	30,337,085	**26,590,983**
Total shareholders' equity	7,191,202	7,636,460	7,782,204	21,716,066	**15,239,587**
Total liabilities and shareholders' equity	10,490,036	15,516,567	23,865,608	52,053,151	**41,830,570**

Definitions

"2018 Share Incentive Plan"	the Company's 2018 share incentive plan adopted in February 2018 as amended from time to time
"ADS(s)"	American Depositary Shares (each representing one Class Z Ordinary Share)
"ACG"	anime, comics and game
"Articles of Association"	the eighth amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on June 30, 2022, as amended from time to time
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of directors of the Company
"Chaodian Culture"	Shanghai Chaodian Culture Communication Co., Ltd. (上海超電文化傳播有限公司), a company incorporated under the laws of PRC on April 4, 2014 and one of the Company's Consolidated Affiliated Entities
"Chaodian Technology"	Chaodian (Shanghai) Technology Co., Ltd.
"China" or "the PRC"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"China Literature"	China Literature Limited (閱文集團), an exempted company incorporated in the Cayman Islands with limited liability on April 22, 2013, whose shares are listed on the Main Board of the Stock Exchange (stock code: 772), and a subsidiary of Tencent
"China Literature Group"	China Literature together with its subsidiaries (including Shanghai Yueting)
"Class Y Ordinary Shares"	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company's general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

Definitions

"Class Z Ordinary Shares"	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company's general meeting
"Cloud Services Agreement"	the framework agreement entered into on April 29, 2022 between the Company and Tencent Computer in relation to cloud services and other technical services to be provided by the Tencent Computer Group to the Company
"Collaboration Agreements"	the framework agreements entered into on April 29, 2022 between the Company and (i) Tencent Computer, (ii) Douyu, (iii) Guangzhou Huya, (iv) Tianwen Kadokawa, (v) Shanghai Yueting, (vi) TME Tech Shenzhen and (vii) TJ Sports, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "we", "us", or "our"	Bilibili Inc., a company with limited liability incorporated in the Cayman Islands on December 23, 2013
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entities" or "VIEs"	the entities the Company controls through the Contractual Arrangements, including Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective subsidiaries (each a "Consolidated Affiliated Entity" or "VIE")
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Rui Chen, Vanship Limited and other entities controlled by Mr. Rui Chen through which he holds interests in the Company, as set out in the section headed "Relationship with the Controlling Shareholders" in the Prospectus
"Corporate Governance Code"	the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, as amended from time to time
"Director(s)"	the director(s) of the Company
"Douyu"	DouYu International Holdings Limited, a company listed on Nasdaq (Ticker Symbol: DOYU)

Definitions

"Group," "our Group," "the Group,", "we," "us," or "our"	the Company, subsidiaries and consolidated affiliated entities from time to time
"Guangzhou Huya"	Guangzhou Huya Information Technology Co., Ltd. (廣州虎牙 信息科技有限公司), a consolidated affiliated entity of HUYA Inc., a company listed on The New York Stock Exchange (NYSE: HUYA)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hode Information Technology"	Shanghai Hode Information Technology Co., Ltd. (上海幻 電信息科技有限公司), a company incorporated under the laws of PRC on May 2, 2013 and one of the Company's Consolidated Affiliated Entities
Hode Shanghai	Hode Shanghai Limited (幻電（上海）科技有限公司), a company incorporated under the laws of PRC on September 11, 2014 and one of the Company's Consolidated Affiliated Entities
"Huya Group"	HUYA Inc., a company listed on The New York Stock Exchange, (NYSE: HUYA) and its subsidiaries
"IFRS(s)"	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Independent Third Party(ies)"	any entity or person who is not a connected person of the Company or an associate of such person within the meaning ascribed to it under the Listing Rules
"IP"	intellectual property
"Latest Practicable Date"	April 17 2023, being the latest practicable date for ascertaining certain information in this annual report before its publication
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange

Definitions

"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"Nasdaq"	Nasdaq Global Select Market
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"Onshore Holdco"	companies owned by the Registered Shareholders and controlled by the Company through Contractual Arrangements, including, among others, Shanghai Kuanyu, Hode Information Technology and Chaodian Culture
"Payment Services Agreement"	the framework agreement entered into on April 29, 2022 between the Company and Tencent Computer in relation to payment services to be provided by the Tencent Computer Group through its payment channels to the Company
"PCAOB"	the Public Company Accounting Oversight Board
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange
"Primary Conversion Effective Date"	October 3, 2022, the date on which the Company's voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective
"Prospectus"	the Company's prospectus published on March 18, 2021 in connection to its offering of shares for subscription by the public in Hong Kong
"Reporting Period"	the fiscal year ended December 31, 2022
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Hong Kong Listing Rule 8A.24, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SEC"	the Securities and Exchange Commission of the United States

Definitions

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shanghai Anime Tamashi"	Shanghai Anime Tamashi Cultural Media Co., Ltd. (上海動魂文化傳媒有限公司), a company incorporated under the laws of PRC on June 4, 2015, a wholly-owned subsidiary of Hode Information Technology and one of the Company's Consolidated Affiliated Entities
"Shanghai Hehehe"	Shanghai Hehehe Cultural Communication Co., Ltd. (上海 呵呵呵文化傳播有限公司), a company incorporated under the laws of PRC on April 17, 2014, a wholly-owned subsidiary of Hode Information Technology and one of the Company's Consolidated Affiliated Entities
"Shanghai Kuanyu"	Shanghai Kuanyu Digital Technology Co., Ltd. (上海寬娛數碼科技有限公司), a company incorporated under the laws of PRC on August 12, 2005 and one of the Company's Consolidated Affiliated Entities
"Shanghai Yueting"	Yueting Information Technology (Shanghai) Co., Ltd. (閱霆信息技術（上海）有限公司), an indirectly wholly-owned subsidiary of China Literature
"Share(s)"	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	the holder(s) of the Share(s), where the context requires, ADSs
"Sharejoy Network"	Sharejoy Network Technology Co., Ltd. (蕪湖享遊網絡技術有限公司), a company incorporated under the laws of PRC on December 3, 2013, a wholly-owned subsidiary of Hode Information Technology and one of the Company's Consolidated Affiliated Entities
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"Tencent"	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company

Definitions

"Tencent Computer"	Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司), a subsidiary of Tencent
"Tencent Computer Group"	the Tencent Group but excluding the China Literature Group, the TME Group, TJ Sports and the Huya Group
"Tencent Group"	Tencent and its subsidiaries
"Tianwen Kadokawa"	Guangzhou Tianwen Kadokawa Animation & Comics Co., Ltd. (廣州天聞角川動漫有限公司), which is indirectly held by Tencent as to 38.7%
"TJ Sports"	TJ Sports Ltd. (騰競體育文化發展 (上海) 有限公司), an indirect subsidiary of Tencent
"TME"	Tencent Music Entertainment Group, a non wholly-owned subsidiary of Tencent which is incorporated in the Cayman Islands with limited liability and the shares of which are listed on the New York Stock Exchange (NYSE: TME) and the Main Board of the Stock Exchange (HKEX: 1698)
"TME Group"	TME and its subsidiaries
"TME Tech Shenzhen"	Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (騰訊音樂娛樂科技（深圳）有限公司), part of the TME Group and an indirect subsidiary of Tencent
"United States" or "US"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. GAAP"	Generally Accepted Accounting Principles in the United States
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"%"	per cent